2023 Annual Report



TRUSTCO
Bank Corp NY

TRUSTCO BANK®

Your Home Town Bank

Independent & Strong SINCE 1902.



Independent & Strong SINCE 1902.











Our employees in the community.















Branch and Lending Areas

New York - 18 Counties, 84 Branches



New Jersey - 6 Counties, 2 Branches



Massachusetts - 1 County, 1 Branch



Florida - 23 Counties, 52 Branches



Vermont - 1 County, 1 Branch



New York:
Albany County
Columbia County
Dutchess County
Essex County*
Fulton County*
Greene County
Montgomery County
Orange County
Putnam County
Rensselaer County
Rockland County
Saratoga County
Schenectady County
Schoharie County
Ulster County
Warren County
Washington County
Westchester County

Florida:
Brevard County
Charlotte County
Collier County*
Flagler County
Hillsborough County
Indian River County
Lake County
Lee County*
Manatee County
Marion County*
Martin County
Orange County
Osceola County
Palm Beach County
Pasco County*
Pinellas County*
Polk County
St. Johns County*
St. Lucie County*
Sarasota County
Seminole County
Sumter County*
Volusia County

Massachusetts:
Berkshire County

New Jersey:
Bergen County
Essex County*
Hudson County*
Morris County*
Passaic County*
Union County*

Vermont:
Bennington County

*Counties are included in Trustco Banks lending area. No physical branch locations.


TRUSTCO Bank Corp NY

TrustCo Bank Corp NY (the "Company," or "TrustCo") is a savings and loan holding company headquartered in Glenville, New York. The Company is headquartered in the Capital Region of New York State, and its principal subsidiary, Trustco Bank (the "Bank" or "Trustco"), operates 140 community banking offices and 156 Automatic Teller Machines throughout the Bank's market areas. The Company serves 5 states and 34 counties with a broad range of community banking services.

Financial Highlights

(dollars in thousands, except per share data)

	Years ended December 31,		
	2023	2022	Percent Change
Income:			
Net interest income	**$ 171,845**	$ 180,135	(4.60)%
Net Income	**58,646**	75,234	(22.05)
Per Share:			
Basic earnings	**3.08**	3.93	(21.63)
Diluted earnings	**3.08**	3.93	(21.63)
Book value at period end	**33.92**	31.54	7.55
Average Balances:			
Assets	**6,036,061**	6,159,004	(2.00)
Loans, net	**4,875,166**	4,551,281	7.12
Deposits	**5,219,554**	5,302,439	(1.56)
Shareholders' equity	**620,212**	597,086	3.87
Financial Ratios:			
Return on average assets	**0.97%**	1.22%	(20.49)
Return on average equity	**9.46**	12.60	(24.92)
Consolidated tier 1 capital to:			
Total assets (leverage capital ratio)	**10.78**	10.39	3.75
Risk-adjusted assets	**18.90**	18.93	(0.16)
Common equity tier 1 capital ratio	**18.90**	18.93	(0.16)
Total capital to risk-adjusted assets	**20.15**	20.18	(0.15)
Allowance for credit losses on loans to nonperforming loans	**2.75x**	2.63x	4.56
Efficiency ratio*	**56.72%**	50.22%	12.94
Dividend Payout ratio	**46.71**	35.86	30.26

Per Share information of common stock

	Basic Earnings	Diluted Earnings	Cash Dividend	Book Value	Range of Stock Price	
					High	Low
2023						
First quarter	**$0.93**	**$0.93**	**$0.36**	**$32.31**	**$38.70**	**$31.72**
Second quarter	**0.86**	**0.86**	**0.36**	**32.66**	**31.76**	**27.43**
Third quarter	**0.77**	**0.77**	**0.36**	**32.80**	**31.11**	**26.50**
Fourth quarter	**0.52**	**0.52**	**0.36**	**33.92**	**31.91**	**24.62**
2022						
First quarter	$0.89	$0.89	$0.35	$30.85	$35.70	$31.93
Second quarter	0.93	0.93	0.35	31.06	32.75	29.85
Third quarter	1.01	1.01	0.35	30.89	36.09	30.39
Fourth quarter	1.10	1.10	0.36	31.54	39.16	31.83

* The Efficiency Ratio is determined by a method other than in accordance with generally accepted accounting principles ("GAAP"). We calculate Efficiency Ratio by dividing total noninterest expenses as determined under GAAP, as adjusted, by net interest income (fully taxable equivalent) and total noninterest income as determined under GAAP, as adjusted. See the Non-GAAP Financial Measures Reconciliation presented herein.

TrustCo Bank Corp NY Mission
The Mission of TrustCo Bank Corp NY is to provide an above-average return to our owners in a manner consistent with our commitment to all stakeholders of the Company and its primary subsidiary, Trustco Bank, including customers, employees, community, regulators and shareholders.



President's Message

Dear Fellow Shareholder,

There was a time when banks constructed their buildings with rows of stone pillars as a demonstration of strength. Today, we do that with information, in reports like this one. On the pages that follow, readers will see a picture no less impressive than a granite edifice. The banking environment in 2023 unquestionably tested our bankers, but in traditional Trustco fashion, our team flourished despite the challenges. We grew total loans to over $5 billion for the first time in our long history. We grew total deposits as well, which also exceeded $5 billion at year end. That symmetry is the result of the effective application of one of our core principles – we fund our lending with our deposits. We are proud to say that we have no debt or brokered deposits on our books. That makes us independent and strong – the way we have been since 1902.

Our strength and stability have long attracted customers. Those who become part of our family are rewarded with industry-leading products and hometown service. We deliver that service through our network of branches that is now 140 locations lean. Always looking to improve, this year has seen Trustco Bank open, close, and relocate branches within our service area. Consequently, we are more efficient and more effective. As one building block sits on another, the factors of strength, a robust network of physical locations and electronic points of access, and hometown service, all come together in the form of rock-solid customer relationships. We do not have risky concentrations of deposits from a handful of business sectors. Rather, we have relationships with individuals and businesses as diverse as the communities that we are proud to serve. This is, in turn, another source of strength for us. When other banks lost not only deposits, but customers as well, we were able to grow total deposits and mitigate pressure on net interest margin generating an impressive $58.6 million in net income.

Other metrics also show our strength. Credit quality is a foundational element of our company. Nonperforming loans as a percentage of the total loan portfolio were a negligible 0.35% in 2023, down from the previous year. This is the result of expert underwriting. Our capital position also is solid. Our Tier 1 risk-based capital ratio for 2023 was 18.90% - well better than the peer median. This is the result of focused balance sheet management, which also has resulted in excellent liquidity, which in turn enables us to fund loans without borrowing. Taken together, these components make up the framework of our strategic vision.

As Your Home Town Bank, supporting the communities in which we operate is part of our corporate culture. As a company, we have contributed in a meaningful way to organizations focused on issues such as veteran wellness, hunger, and homelessness. Our team members also contribute their talent, volunteering in these areas, and many more. The impact of these commitments has been felt from New York's Capital Region at Ronald McDonald House, to Central Florida, at the Run for Freedom road race in Casselberry, Florida to benefit veterans' charities.

There can be no doubt that the coming year will present challenges. All coming years do. Our company sits on solid footings, fortified over many challenging years, and we are experienced and ready for whatever may come. As owners of our company, you can rest assured that we are well positioned to make the most of the opportunities that are presented in 2024 and beyond.

Yours sincerely,

Robert J. McCormick
Chairman, President, and Chief Executive Officer
TrustCo Bank Corp NY


TRUSTCO
Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations and financial condition for 2023, 2022 and 2021. This discussion should be read in conjunction with our audited financial statements included in "Consolidated Financial Statements and Notes" herein and Part I, Item 1, "Business" set forth in our Annual Report on Form 10-K for the year ended December 31, 2023 ("2023 Form 10-K"). The following analysis contains forward-looking statements about our future revenues, operating results and expectations. See "Cautionary Note Regarding Forward-Looking Statements" herein for a discussion of the risks, assumptions and uncertainties affecting these statements, as well as Part I, Item 1A. "Risk Factors" set forth in our 2023 Form 10-K.

For a discussion of a comparison of the years ended December 31, 2022 and December 31, 2021, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Exhibit 13 of our Annual Report on Form 10-K for the year ended December 31, 2022. Unless otherwise indicated, net interest income and net interest margin are presented in this discussion on a non-GAAP, taxable equivalent basis. See Non-GAAP Financial Measures Reconciliation herein for a reconciliation of such measures to their most directly comparable GAAP measures. Balances discussed are daily averages unless otherwise described. Reclassifications of prior year data are made where necessary to conform to the current year's presentation.

Financial Review

TrustCo made significant progress in 2023 despite a challenging operating environment and mixed economic conditions. In management's view, the key results for 2023 are:

- Net income after taxes was $58.6 million or $3.08 diluted earnings per share in 2023;

- Period-end loans were up $270 million for 2023 compared to the prior year;

- Period-end deposits were up $158 million for 2023 compared to the prior year;

- Nonperforming assets declined $1.7 million or 8.7% to $17.9 million from year-end 2022 to year-end 2023;

- GAAP net interest income and taxable equivalent net interest income (non-GAAP) were each $172 million in 2023;

- At 56.72%, the efficiency ratio remained stronger than our peer group levels (see Non-GAAP Financial Measures Reconciliation); and

- The regulatory capital levels of both the Company and the Bank continued to remain strong as of December 31, 2023, and the Bank continues to meet the definition of "well capitalized" for regulatory purposes.

Management believes that the Company was able to achieve these accomplishments, by executing its long-term plan focused on traditional lending criteria and sound balance sheet management. Achievement of specific business goals such as the continued expansion of loans, along with tight control of operating expenses and manageable levels of nonperforming assets, is fundamental to the long-term success of the Company as a whole.

Return on average equity was 9.46% in 2023 compared to 12.60% in 2022, while return on average assets was 0.97% in 2023 as compared to 1.22% in 2022.

The U.S. economy proved to be resilient during 2023, with growth in the GDP during three out of the four quarters of 2023, and showed signs of strength in consumer spending after seeing a rise in inflation in the prior year. Commencing in March 2022, the Federal Open Market Committee ("FOMC") increased the target range for the federal funds rate seven times in 2022 by a total of 425 basis points, and four times in 2023 by a total of 100 basis point, for a total of 525 basis points, to a range of 5.25% to 5.50% as of end of 2023. All of these increases were expressly made in response to inflationary pressures.

For the year ended 2023, the Dow Jones Industrial Average ended up 13.7%, as compared to a decline of 8.8% in 2022. The S&P 500 Index also was up 24.2% for the year, compared to a decline of 19.4% in 2022. United States three-month Treasury bills experienced an increase in rates ending the year at 5.45%, 161 basis points ahead of the ten-year Treasury yield at year-end of 3.84%. These yields compare to 2022 year-end yields of 4.42% for the three-month Treasury bills and 3.88% for the ten-year Treasury bills. These rates are important to the banking industry because deposit rates tend to track the changes in the



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

shorter-term Treasury markets and the mortgage loan products tend to track with the ten-year Treasury yields. Beginning in 2023, the yield on the two-year Treasury bond was 4.41% and decreased 15 basis points during the year to close 2023 at 4.26% and the ten-year Treasury bond began 2023 at 3.88% and closed the year down 4 basis points to 3.84% at year-end. These rate changes have a significant implication to the broader economic cycle and reflect the Federal Reserve Board's desire to address inflation.

While interest rate cuts are now expected in 2024 as indicated by market forward interest rates, the specific timing of these cuts is uncertain as Federal Reserve policy rate decisions are highly dependent on the level of inflation and strength of the labor market. Outside of inflation, the economic uncertainty and market disruptions of 2023 remain in 2024, including geopolitical tensions from conflict in the Middle East, Russia's prolonged war in Ukraine, and the strained relationship between the U.S. and China. Moreover, 2024 is an election year, and there are specific risks and uncertainties related to the election and any change in administration that could impact the economy and fiscal and regulatory policy by varying degrees. Multiple mixed signals make navigating the way ahead difficult as evidenced by the volatility in capital markets, variance in interpretation of the Federal Reserve's messaging, and wide ranges of multiple economic outlooks.

TrustCo, like most other banking organizations, prices its liabilities (deposits and short-term debt) in relation to the shorter end of the Treasury maturity curve. The average for the three-month treasury was 319 basis points higher in 2023 than in 2022, with the median yield of 5.44% in 2023 up 361 basis points over the median yield in 2022. These trends generally reflect an increase in the cost for deposit products that price in relation to the short-term treasury market yields. At the same time the average yield of the ten-year Treasury has increased to 3.96% in 2023, up 101 basis points from 2022 when the average was 2.95%. Generally longer-term loans are priced consistent with the changes in the ten-year Treasury markets. These two trends – higher shorter-term rates coupled with an increase in longer-term rates – result in increases of both loan and deposit yields. With the expected cuts to interest rates this year, we anticipate loan demand will strengthen across our residential loan categories.

On March 10, 2023, Silicon Valley Bank ("SVB") was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation ("FDIC") as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each placed into receivership. Additionally, following the rapid withdrawal of deposits and large losses reported by Credit Suisse in Switzerland, Swiss Bank UBS Group AG acquired Credit Suisse in an emergency arrangement brokered by the Swiss government. Lastly, due to the destabilization of First Republic, the FDIC assisted in arranging a sale of First Republic to JPMorgan Chase on May 1, 2023. In response to the U.S. bank failures in the spring of 2023, the Federal Reserve established a Bank Term Funding Program ("BTFP") to offer emergency loans of up to one year to eligible depository institutions pledging qualifying assets as collateral. Nevertheless, the closures of those banks and adverse developments affecting other banks over the course of 2023 have resulted in heightened levels of market activity and volatility. For instance, the share price of a number of regional banks continues to be adversely affected given continuing concerns regarding the liquidity of these banks and the stability of the banking system in general. The full impact of market volatility from the adverse developments in the banking industry, along with continued elevated interest rates, will depend on future developments, which are highly uncertain and difficult to predict. Our business and financial results may be impacted by a variety of other factors as well, such as a government shutdown, a failure by the federal government to raise the federal debt ceiling, or an economic slowdown or recession.

Additionally, in November 2023, the FDIC adopted a final rule to implement a special assessment on banks with total assets greater than $5.0 billion to recover the cost associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank. The special assessment will be collected at an annual rate of approximately 13.4 basis points for an anticipated total of eight quarterly assessment periods, which it estimates will result in total revenue of $16.3 billion. Because (i) the estimated loss pursuant to the systemic risk determination will be periodically adjusted and (ii) assessments collected may change due to corrective amendments to the amount of uninsured deposits reported for the December 31, 2022 reporting period, the FDIC has retained the ability to cease collection early, extend the special assessment collection period


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

one or more quarters beyond the initial eight-quarter collection period to collect the difference between actual or estimated losses and the amounts collected, or impose a final shortfall special assessment on a one-time basis after the receiverships for SVB and Signature Bank terminate. The final rule will be effective April 1, 2024, with the first collection for the special assessment reflected on the invoice for the first quarterly assessment period of 2024 (i.e., January 1 through March 31, 2024), with a payment date of June 28, 2024. There will be no additional cost to TrustCo as a result of uninsured deposits being under $5 billion.

Management believes that TrustCo's long-term focus on traditional banking services has enabled the Company to avoid significant impact from asset quality problems, and the Company's strong liquidity and solid capital positions have allowed the Company to continue to conduct business in a manner consistent with past practices even in these uncertain times. While we continue to adhere to prudent underwriting standards, should general housing prices and other economic measures, such as unemployment in the Company's market areas, deteriorate as a result of continued elevated interest rates, financial sector instability, a potential or actual default on the federal debt or other reasons, the Company may experience an increase in the level of credit risk and in the amount of its classified and nonperforming loans.

Overview

2023 results were marked by significant growth in the Company's loan portfolio. The loan portfolio grew to a total of $5.00 billion, an increase of $270 million or 5.7% over the 2022 year-end balance. Deposits ended 2023 at $5.35 billion, up from $5.19 billion the prior year-end. Management believes that the increase in deposits was driven by the Banks effective market and pricing strategy. The year-over-year increase in loans reflects the success the Company has had in attracting customers to the Bank given its array of loan products. Management believes that TrustCo's success is predicated on providing core banking services to a wider number of customers and continuing to provide added services to existing customers where possible. Growing the customer base should contribute to continued growth of loans and a renewed growth of deposits, as well as net interest income and non-interest income.

TrustCo earned $58.6 million in net income or $3.08 of diluted earnings per share for the year ended December 31, 2023, compared to $75.2 million in net income or $3.93 of diluted earnings per share for the year ended December 31, 2022.

During 2023, the following items had a significant effect on net income:

- A decrease of $8.3 million in net interest income from 2022 to 2023 primarily as a result of the increase in interest expense as a result of the current interest rate environment;

- an increase in the provision for credit losses of $1.6 million;

- a decrease in non-interest income of $945 thousand; and

- an increase in non-interest expense of $11.0 million.

Management believes that TrustCo performed well in comparison to its peers with respect to a number of key performance ratios during 2023 and 2022, including:

- Tier 1 risk-based capital ratio of 18.90% for 2023 and 18.93% for 2022, compared to medians of 12.01% in 2023 and 12.22% in 2022 for a peer group comprised of all publicly traded banks and thrifts tracked by S&P Global Market Intelligence with assets of $2 billion to $10 billion, and

- an efficiency ratio, as calculated by S&P Global Market Intelligence, of 56.72% for 2023 and 50.22% for 2022, compared to the peer group medians of 60.85% in 2023 and 56.32% in 2022.

During 2023, TrustCo's results were affected by strong loan growth and a changing interest rate environment. Average loan balances increased 7.1% from 2022 to 2023, while the total of average Federal Funds Sold and other short-term investments, available for sale securities and held to maturity securities decreased 29.4%. Average net loans increased to 82.5% of average earning assets in 2023 from 75.7% in 2022. On average for 2023, non-maturity deposits were 72.5% of total deposits, down from 81.6% in 2022. Overall, the cost of interest-bearing liabilities increased 105 basis points to 1.19% in 2023 as compared to 2022. The Company has traditionally sought to maintain a high liquidity position and taken a conservative stance in its investment portfolio through the use of relatively short-term securities.


TRUSTCO
Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

As discussed previously, market interest rates moved significantly during the course of 2022 and into 2023, with shorter-term three-month treasury rates increasing year over year while the longer term ten-year rates decreased slightly, resulting in the slope of the yield curve remaining negative during 2023. The average daily spread between the ten-year Treasury and the two-year Treasury was negative 0.63 basis points in 2023, down from an average of negative 4 basis points in 2022. The spread between the ten-year Treasury and the two-year Treasury changed throughout the year but still ended 2023 at a negative 42 basis points. Generally, a more positive slope in the yield curve is beneficial for the Company's earnings derived from its core mix of loans and deposits; however, the increase in the shorter-term Treasury rates and a decrease in the longer-term rates, resulted in a further inverted yield curve from the prior year, an indication of a possible recession.

The tables below illustrate the range of key Treasury bond interest rates during 2023 and 2022.

	3 Month T Bill (BEY) Yield(%)	2 Year T Note Yield(%)	5 Year T Note Yield(%)	10 Year T Note Yield(%)	10 Year - 2 Year Spread(%)
2023					
Beginning of Year. .	4.42	4.41	3.99	3.88	(0.53)
Peak	5.63	5.19	4.95	4.98	(0.13)
Trough.	4.52	3.75	3.29	3.30	(1.08)
End of Year.	5.45	4.26	3.83	3.84	(0.42)
Average	5.28	4.58	4.06	3.96	(0.63)
Median	5.44	4.68	4.06	3.86	(0.65)
2022					
Beginning of Year. .	0.06	0.73	1.26	1.52	0.79
Peak	4.46	4.72	4.45	4.25	0.89
Trough.	0.08	0.77	1.37	1.63	(0.84)
End of Year.	4.42	4.41	3.99	3.88	(0.53)
Average	2.09	2.99	3.00	2.95	(0.04)
Median	1.83	3.03	3.00	2.96	(0.01)

Source: www.treasury.gov

TrustCo focuses on providing high quality service to the communities served by its branch-banking network. The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

The Company remains focused on building its customer relationships, and deposits and loans throughout its branch network, with a particular emphasis on the newest branches added to our network in recent years.

The Company continually looks for opportunities to open new offices each year by filling in or extending existing markets. The Company has experienced continued growth in all markets as measured by the growth in our loan balances. Branches in all geographies have the same products and features found at other Trustco Bank locations. Additionally, over the last several years the Company has made significant investments in the online and mobile banking platforms, including new automated tools. With a combination of competitive rates, excellent service, technology, and convenient locations, management believes that as branches mature, they will continue to attract deposit and loan customers. As expected, some branches have grown more rapidly than others. Generally, new bank branches continue to grow for years after being opened, although there is no specific time frame that could be characterized as typical. The Company also took the opportunity in 2023 to close and relocate several underperforming branches.

Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors. Loans and securities (including Federal Funds sold and other short-term investments) are the Company's primary earning assets. Average interest earning assets were 97.9% and 97.7% of average total assets for 2023 and 2022, respectively.

TrustCo, through its management of liabilities, attempts to provide stable and flexible sources of funding within established liquidity and interest rate risk guidelines. This is accomplished through core deposit banking products offered within the markets served by the Company. TrustCo does not actively seek to attract out-of-area deposits or so-called "hot money," but rather focuses on core relationships with both depositors and borrowers.

TrustCo's objectives in managing its balance sheet are to limit the sensitivity of net interest income to actual or potential changes in interest rates and to enhance profitability through strategies that should provide sufficient reward for predicted and controlled risk. The Company is deliberate in its efforts to maintain adequate liquidity under prevailing and projected economic conditions and to maintain an efficient and appropriate mix of core deposit

7



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

relationships. The Company relies on traditional banking investment instruments and its large base of core deposits to help in asset and liability management. Predicting the impact of changing rates on the Company's net interest income and net fair value of its balance sheet is complex and subject to uncertainty for a number of reasons. For example, in making a general assumption that rates will rise, a myriad of other assumptions regarding whether the slope of the yield curve remains the same or changes, whether the spreads of various loans, deposits and investments remain unchanged, widen or narrow and what changes occur in customer behavior all need to be made. The Company routinely models various rate change assumptions to determine expected impact on net interest income.

Interest Rates

TrustCo competes with other financial service providers based upon many factors including quality of service, convenience of operations and rates paid on deposits and charged on loans. The absolute level of interest rates, changes in rates and customers' expectations with respect to the direction of interest rates have a significant impact on the volume of loan and deposit originations in any particular year.

Interest rates have a significant impact on the operations and financial results of all financial services companies. One of the most important interest rates used to control national economic policy is the "Federal Funds" rate. This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating. From December 2015 through December 2018, the U.S. Federal Reserve Board increased its federal funds target rate from a range of 0.00% - 0.25% to a range of 2.25% - 2.50%. Beginning in the second half of 2019, the Federal Reserve Board began lowering the rate in response to a slowing economy. During the first quarter of 2020 the rate was significantly decreased again as a result of the global pandemic related to COVID-19, and returned the range of 0.00% to 0.25%. However, in an effort address the rising rate of inflation, the Federal Funds rate increased to a range of 5.25% to 5.50% by the end of 2023.

The yield on the ten-year Treasury bond remained relatively flat decreasing by only 4 basis points from 3.88% at the beginning of 2023 to the year-end level of 3.84%. The rate on the ten-year Treasury bond and other long-term interest rates have a significant

influence on the rates offered for new residential real estate loans. These changes in interest rates have an effect on the Company relative to the interest income on loans, securities, and Federal Funds sold and on other short-term instruments, as well as the interest expense on deposits and borrowings. Residential real estate loans and longer-term investments are most affected by the changes in longer-term market interest rates such as the ten-year Treasury. The Federal Funds sold portfolio and other short-term investments are affected primarily by changes in the Federal Funds target rate. Deposit interest rates are most affected by short term market interest rates. Also, changes in interest rates have an effect on the recorded balance of the securities available for sale portfolio, which are recorded at fair value. Generally, as market interest rates decrease, the fair value of the securities will increase and the reverse is also generally applicable. Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants, such as Freddie Mac and Fannie Mae. The Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates. The Company continued to originate loans for sale into the secondary market throughout 2023. We believe that this has allowed the Company to have greater flexibility with respect to mortgage rate volatility and the loans we choose to include in our portfolio. Higher market interest rates also generally increase the value of retail deposits.

The increase in the Federal Funds target range throughout 2022 and the first half of 2023, as well as the continued elevated interest rates in the second half of 2023, continues to have a positive impact on earnings and on the Company's cash position. The net effect of market changes in interest rates during 2020 was that yields earned on both the investment portfolios and loans remained quite low in 2020 and 2021 relative to historic levels, which also had driven down deposit costs. However, as interest rates have increased throughout 2022 and remained elevated in 2023, we experienced increased yields on our Federal Fund Sold and other short-term investments, investment portfolios, loans, and deposits.

Earning Assets

Average earning assets during 2023 were $5.9 billion, which was a decrease of $104.5 million from 2022. This decrease was primarily the result of a



TRUSTCO
Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

decrease in Federal Funds Sold and other short-term investments of $448.0 million, partially offset by increases in net loans on $323.9 million and securities available for sale of $21.0 million. The increase in the average loan portfolio is the result of an increase in all loan categories with residential mortgage loans in the forefront. TrustCo continues to prioritize the growth of residential real estate loans throughout the TrustCo Bank branch network through an effective marketing campaign, competitive rates, and closing costs.

Total average assets were $6.0 billion for 2023 and $6.2 billion for 2022.

The table ''Mix of Average Earning Assets'' shows how the mix of the earning assets has changed over the last three years. While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

MIX OF AVERAGE EARNING ASSETS

(dollars in thousands)	2023	2022	2021	2023 vs. 2022	2022 vs. 2021	Components of Total Earning Assets 2023	2022	2021
Loans, net.	$4,875,166	$4,551,281	$4,336,834	$ 323,885	$ 214,447	82.5%	75.7%	73.2
Securities available for sale[1]:								
U.S. government sponsored enterprises	121,574	89,557	63,743	32,017	25,814	2.1	1.5	1.1
State and political subdivisions	33	41	48	(8)	(7)	-	-	-
Mortgage-backed securities and collateralized mortgage obligations-residential	275,565	284,901	308,777	(9,336)	(23,876)	4.7	4.7	5.2
Corporate bonds.	82,865	78,266	53,699	4,599	24,567	1.4	1.3	0.9
Small Business Administration-guaranteed participation securities.	20,410	26,679	35,723	(6,269)	(9,044)	0.3	0.4	0.6
Other.	686	686	685	-	1	-	-	-
Total securities available for sale	501,133	480,130	462,675	21,003	17,455	8.5	7.9	7.8
Held-to-maturity securities:								
Mortgage-backed securities and collateralized mortgage obligations-residential	7,053	8,647	11,733	(1,594)	(3,086)	0.1	0.1	0.2
Total held-to-maturity securities	7,053	8,647	11,733	(1,594)	(3,086)	0.1	0.1	0.2
Federal Reserve Bank and Federal Home Loan Bank stock	6,018	5,749	5,578	269	171	0.1	0.1	0.1
Federal funds sold and other short-term investments	521,021	969,043	1,111,257	(448,022)	(142,214)	8.8	16.2	18.7
Total earning assets	$5,910,391	$6,014,850	$5,928,077	$(104,459)	$ 86,773	100.0%	100.0%	100.0

(1)   The average balances of securities available for sale are presented using amortized cost for these securities.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

Loans

In 2023, the Company experienced another year of significant loan growth. The $269.7 million increase or 5.7% in the Company's gross loan portfolio from December 31, 2022 to December 31, 2023 was due to higher balances in all loan categories. Average loans increased $323.9 million during 2023 to $4.88 billion. Interest income on the loan portfolio increased to $187.5 million in 2023 from $162.2 million in 2022. The average yield increased 28 basis points to 3.84% in 2023 compared to 3.56% in 2022.

LOAN PORTFOLIO

(dollars in thousands)

	As of December 31,					
	2023		**2022**		**2021**	
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial.	**$ 252,479**	**5.0%**	$ 208,737	4.4%	$ 180,814	4.1%
Real estate - construction.	**29,053**	**0.6**	36,351	0.8	37,279	0.8
Real estate - mortgage	**4,357,046**	**87.2**	4,189,374	88.5	3,980,294	89.7
Home equity lines of credit	**347,415**	**6.9**	286,432	6.0	230,976	5.2
Installment loans.	**16,886**	**0.3**	12,307	0.3	9,416	0.2
Total loans	**5,002,879**	**100.0%**	4,733,201	100.0%	4,438,779	100.0%
Less: Allowance for loan losses	**48,578**		46,032		44,267	
Net loans[1].	**$4,954,301**		$4,687,169		$4,394,512	

	Average Balances									
	2023		2022		2021		2020		2019	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	**$ 234,011**	**4.8%**	$ 185,314	4.1%	$ 193,370	4.5%	$ 203,314	4.9%	$ 176,165	4.5%
Real estate - construction . . .	**32,702**	**0.7**	36,815	0.8	31,014	0.7	26,641	0.6	27,728	0.7
Real estate - mortgage	**4,279,194**	**87.8**	4,065,135	89.3	3,870,097	89.2	3,667,909	88.2	3,433,683	87.4
Home equity lines of credit . .	**313,914**	**6.4**	254,168	5.6	233,628	5.4	255,583	6.1	277,905	7.1
Installment loans	**15,345**	**0.3**	9,849	0.2	8,725	0.2	9,952	0.2	10,718	0.3
Total loans	**4,875,166**	**100.0%**	4,551,281	100.0%	4,336,834	100.0%	4,163,399	100.0%	3,926,199	100.0%
Less: Allowance for loan losses	**46,971**		46,124		49,421		47,330		44,639	
Net loans[1]	**$4,828,195**		$4,505,157		$4,287,413		$4,116,069		$3,881,560	

(1)　Presented net of deferred direct loan origination fees and costs.

Through marketing, pricing, and a customer-friendly service delivery network, TrustCo has attempted to distinguish itself from other mortgage lenders by highlighting the uniqueness of its loan products, and also by offering competitive interest rates to expand the loan portfolio. Specifically, low closing costs, no escrow or private mortgage insurance for qualified borrowers, quick loan decisions, and fast closings were identified and marketed. The average balance of residential real estate mortgage loans was approximately $4.29 billion in 2023 and approximately $4.08 billion in 2022. Income on residential real estate loans increased to $154.2 million in 2023 from $140.4 million in 2022. The yield on the portfolio increased from 3.44% in 2022 to 3.60% in 2023. The vast majority of TrustCo's real estate loans are secured by properties within the Bank's market areas.



TrustCo does not make subprime loans or purchase investments collateralized by subprime loans. A loan may be considered subprime for a number of reasons, but effectively subprime loans are loans where the certainty of repayment of principal and interest is lower than for a traditional prime loan due to the structure of the loan itself, the credit worthiness of the borrower, the underwriting standards of the lender, or some combination of these. For instance, adjustable loans underwritten at initial low ''teaser'' rates instead of the fully indexed rate and loans to borrowers with poor payment history would generally be classified as subprime. TrustCo underwrites its loan originations in a traditional manner, focusing on key factors that have proven to result in good credit decisions, rather than relying on automated systems or basing decisions primarily on one factor, such as a borrower's credit score.

Average commercial loans of increased by $49.5 million from $206.1 million in 2022 to $255.7 million in 2023. Average commercial loans included $21.0 million and $22.3 million of commercial real estate construction loans in 2023 and 2022, respectively. The average yield on the commercial loan portfolio increased to 5.20% for 2023 from 4.93% in 2022, primarily as a result of higher interest rates on originations and repricing of variable rate loans due to the current rate environment. Interest income on commercial loans was $13.3 million in 2023 compared to $10.2 million in 2022, up also primarily as a result of the interest rate environment and more originations.

TrustCo's commercial lending activities are focused on balancing the Company's commitment to meeting the credit needs of businesses in its market areas with the necessity of managing its credit risk. In accordance with these goals, the Company has consistently emphasized the origination of loans within its market areas. TrustCo's commercial loan portfolio contains no foreign loans, nor does it contain any significant concentrations of credit to any single borrower or industry. The Capital Region commercial loan portfolio reflects the diversity of businesses found in the market area, including light manufacturing, retail, service, and real estate-related businesses. Commercial loans made in the downstate New York market area and in the central Florida market area also reflect the businesses in those areas, with a focus on real estate. TrustCo strives to maintain strong asset quality in all segments of its loan portfolio, especially commercial loans. There is significant competition for commercial loans in the Bank's market regions.

TrustCo has a strong position in the home equity credit line product in its market area. During 2023, the average balance of home equity credit lines was $313.9 million, an increase from $254.2 million in 2022. Trustco Bank competes with both regional and national companies for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans. TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive while meeting evolving needs. TrustCo's average yield on this portfolio was 6.03% for 2023 and 4.31% for 2022 reflecting increases in the prime lending rate that occurred in 2022 and 2023. Interest income on home equity credit lines increased from $11.0 million in 2022 to $18.9 million in 2023. Management expects that the anticipated decline in interest rates during 2024 should increase demand for residential mortgages.

At December 31, 2023 and 2022, the Company had approximately $29.1 million and $36.4 million of real estate construction loans, respectively. Of the $29.1 million in real estate construction loans at December 31, 2023, approximately $8.0 million was secured by first mortgages to residential borrowers with the remaining $21.1 million were loans to commercial borrowers for residential construction projects. Of the $36.4 million in real estate construction loans at December 31, 2022, approximately $14.1 million was secured by first mortgages to residential borrowers with the remaining $22.3 million comprised of loans to commercial borrowers for residential construction projects. The vast majority of the Company's construction loans are in the Company's New York market.


TRUSTCO
Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS   *(continued)*

LOAN MATURITY SCHEDULE

The following table sets forth the maturities of our loan portfolio at December 31, 2023. Loans having no stated maturity and overdrafts are shown as due in one year or less. Loans are stated in the following table at contractual maturity and actual maturities could differ due to prepayments.

(dollars in thousands)	Amounts Due:					
	Within 1 Year	1 to 5 Years	5 to 15 Years	Over 15 Years	Total Due After 1 Year	Total
Commercial	$13,061	$ 56,674	$162,728	$ 19,792	$ 239,194	$ 252,255
Commercial - other	6,776	8,411	6,056	17	14,484	21,260
First Mortgage	10,728	11,811	491,677	3,792,889	4,296,377	4,307,105
Home Equity Loans.	63	2,163	25,403	30,329	57,895	57,958
Home Equity Lines of Credit	2,316	172,845	107,408	64,846	345,099	347,415
Installment	1,671	11,763	3,452	-	15,215	16,886
	$34,615	$263,667	$796,724	$3,907,873	$4,968,264	$5,002,879

The following table shows the loans as of December 31, 2023 due after December 31, 2024 according to type and loan category:

(dollars in thousands)	Fixed Rates	Floating or Adjustable Rates	Total
Commercial	$ 239,194	$ -	$ 239,194
Commercial - other	14,484	-	14,484
First Mortgage	4,296,377	-	4,296,377
Home Equity Loans.	57,895	-	57,895
Home Equity Lines of Credit	140	344,959	345,099
Installment	15,215	-	15,215
	$4,623,305	$344,959	$4,968,264



TRUSTCO
Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS   *(continued)*

INVESTMENT SECURITIES

The following table sets forth the amortized cost and fair value of our securities portfolio at the dates indicated:

(dollars in thousands)	As of December 31,					
	2023		2022		2021	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:						
U. S. government sponsored enterprises	**$121,728**	**$118,668**	$124,123	$118,187	$ 59,976	$ 59,179
State and political subdivisions	**26**	**26**	34	34	41	41
Mortgage backed securities and collateralized mortgage obligations-residential.	**263,182**	**237,677**	291,431	260,316	269,907	270,798
Corporate bonds	**80,150**	**78,052**	85,641	81,346	45,805	45,337
Small Business Administration-guaranteed participation securities	**18,740**	**17,186**	23,115	20,977	31,303	31,674
Other	**687**	**680**	686	653	685	684
Total securities available for sale	**484,513**	**452,289**	525,030	481,513	407,717	407,713
Held to maturity securities:						
Mortgage backed securities and collateralized mortgage obligations-residential.	**6,458**	**6,396**	7,707	7,580	9,923	10,695
Total held to maturity securities	**6,458**	**6,396**	7,707	7,580	9,923	10,695
Total investment securities	**$490,971**	**$458,685**	$532,737	$489,093	$417,640	$418,408

Securities Available for Sale

The portfolio of securities available for sale is designed to provide a stable source of interest income and liquidity. The portfolio is also managed by the Company to take advantage of changes in interest rates and is particularly important in providing greater flexibility in the current increasing interest rate environment. The securities available for sale portfolio is managed under a policy detailing the types and characteristics acceptable in the portfolio. Mortgage backed securities and collateralized mortgage obligations held in the portfolio include only pass-throughs issued by United States government agencies or sponsored enterprises.

Holdings of various types of securities may vary from year-to-year depending on management's assessment of relative risk and reward, and also due to the timing of calls, maturities, prepayments and purchases. Holdings of both municipal and corporate

securities are subject to additional monitoring requirements under current regulations, adding to the costs of owning those securities.

Proceeds from sales, calls and maturities of securities available for sale have been typically invested in higher yielding assets, such as loans, or temporarily held in Federal Funds sold and other short-term investments until deployed to fund future loan growth or future investment opportunities.

The designation of securities as "available for sale" is made at the time of purchase, based upon management's intent and ability to hold the securities for an indefinite period of time. These securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments. At December 31, 2023, some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers. At December 31,



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

2023, the Company did not intend to sell, and it is not likely that the Company will be required to sell, these securities before market recovery. Accordingly, at December 31, 2023 the Company did not consider any of the unrealized losses to be other than temporary.

At December 31, 2023, the carrying value of securities available for sale amounted to $452.3 million, compared to $481.5 million at year-end 2022. For 2023, the average balance of securities available for sale was $501.1 million with an average yield of 2.27%, compared to an average balance in 2022 of $480.1 million with an average yield of 1.97%. The taxable equivalent income earned on the securities available for sale portfolio in 2023 was $11.4 million, compared to $9.4 million earned in 2022.

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders' equity. Average balances of securities available for sale are stated at amortized cost. At December 31, 2023, the fair value of TrustCo's portfolio of securities available for sale carried gross unrealized gains of approximately $286 thousand and gross unrealized losses of approximately $32.5 million. At December 31, 2022, the fair value of TrustCo's portfolio of securities available for sale carried gross unrealized gains of approximately $35 thousand and gross unrealized losses of approximately $43.6 million. As previously noted, in both periods, unrealized losses were related to market interest rate levels and were not credit related.

Held to Maturity Securities

At December 31, 2023, the Company held $6.5 million of held to maturity securities, compared to $7.7 million at December 31, 2022. For 2023, the average balance of held to maturity securities was $7.1 million, compared to $8.6 million in 2022. Similar to securities available for sale, cash flow from these securities has been reinvested in higher yielding assets, such as loans, or temporarily held in Federal

Funds Sold and other short-term investments to fund future loan growth or future investment opportunities. The average yield on held to maturity securities increased slightly from 3.97% in 2022 to 4.20% in 2023 due primarily to normal pay downs and prepayments on the mortgage-backed securities held in the portfolio. Interest income on held to maturity securities declined from $343 thousand in 2022 to $296 thousand in 2023, reflecting the decline in average balances. Held to maturity securities are recorded at amortized cost. The fair value of these securities as of December 31, 2023 was $6.4 million.

The designation of securities as "held to maturity" is made at the time of purchase, based upon management's intent and ability to hold the securities until final maturity. At December 31, 2023 there were $136 thousand of unrecognized losses and $74 thousand of unrecognized gains on securities in this portfolio.

Securities Gains

During 2023, 2022 and 2021, TrustCo did not recognize any net gains from securities transactions. There were no sales or transfers of held to maturity securities in 2023, 2022 or 2021.

TrustCo has not invested in any exotic investment products such as interest rate swaps, forward placement contracts, or other instruments commonly referred to as derivatives. In addition, the Company has not invested in securities backed by subprime mortgages or in collateralized debt obligations (CDOs). By actively managing a portfolio of high quality securities, TrustCo believes it can meet the objectives of asset/liability management and liquidity, while at the same time producing a reasonably predictable earnings stream.

Securities pledged totaled $155.3 million, which results in $303.4 million in unpledged securities. In addition to unpledged securities, TrustCo had $578.0 million of cash and cash equivalents and borrowing capacity of $938.6 million as of December 31, 2023.



TRUSTCO
Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

(dollars in thousands)

	Within 1 Year	After 1 But Within 5 Years	After 5 But Within 10 Years	After 10 Years	Total
As of December 31, 2023					
Maturing:					
Debt securities available for sale:					
U. S. government sponsored enterprises					
Amortized cost	$40,000	$ 81,728	$ -	$ -	$121,728
Fair Value	39,639	79,029	-	-	118,668
Weighted average yield	1.98%	2.88	-	-	2.63
State and political subdivisions					
Amortized cost	$ 8	18	-	-	26
Fair Value	8	18	-	-	26
Weighted average yield	5.23%	5.28	-	-	5.27
Mortgage backed securities and collateralized mortgage obligations-residential					
Amortized cost	$ 1,635	121,319	140,228	-	263,182
Fair Value	1,570	111,056	125,051	-	237,677
Weighted average yield	-%	2.33	3.02	-	2.68
Corporate bonds					
Amortized cost	$30,057	50,093	-	-	80,150
Fair Value	29,781	48,271	-	-	78,052
Weighted average yield	2.77%	2.59	-	-	2.65
Small Business Administration-guaranteed participation securities					
Amortized cost	$ -	18,740	-	-	18,740
Fair Value	-	17,186	-	-	17,186
Weighted average yield	-%	2.21	-	-	2.21
Mortgage backed securities and collateralized mortgage obligations-commercial					
Amortized cost	$ -	-	-	-	-
Fair Value	-	-	-	-	-
Weighted average yield	-%	-	-	-	-
Other					
Amortized cost	$ 637	50	-	-	687
Fair Value	631	49	-	-	680
Weighted average yield	1.23%	3.18	-	-	1.37
Total securities available for sale					
Amortized cost	$72,337	$271,948	$140,228	$ -	$484,513
Fair Value	$71,629	$255,609	$125,051	$ -	$452,289
Weighted average yield	2.60%	2.53	3.02	-	2.64
Held to maturity securities:					
Mortgage backed securities and collateralized mortgage obligations-residential					
Amortized cost	-	109	2,339	4,010	6,458
Fair Value	-	107	2,217	4,072	6,396
Weighted average yield	-%	3.31	2.92	5.58	4.37
Corporate bonds					
Amortized cost	-	-	-	-	-
Fair Value	-	-	-	-	-
Weighted average yield	-%	-	-	-	-
Total held to maturity securities					
Amortized cost	$ -	$ 109	$ 2,339	$4,010	$ 6,458
Fair Value	$ -	$ 107	$ 2,217	$4,072	$ 6,396
Weighted average yield	-%	3.31	2.92	5.58	4.37%


TRUSTCO
Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

Maturity and Call Dates of Securities

Many of the securities in the Company's portfolios have a call date in addition to the stated maturity date. Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices. Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate. Therefore, for cash flow, liquidity and interest rate management purposes, it is important for TrustCo to monitor both maturity dates and call dates. The level of calls in 2020 was higher than the 2021, 2022 and 2023 levels due to the significant reduction in interest rates in early 2020 as a result of the pandemic. Given the current interest rate environment, the probability of future calls will depend on market interest rate levels. The tables labeled

"Securities Portfolio Maturity and Call Date Distribution," show the distribution, based on both final maturity and call date of each security, broken out by the available for sale and held to maturity portfolios as of December 31, 2023. Mortgage backed securities, collateralized mortgage obligations and Small Business Administration securities are reported using an estimate of average life. Actual maturities may differ from contractual maturities because of securities' prepayments and the right of certain issuers to call or prepay their obligations without penalty. The table, "Securities Portfolio Maturity Distribution and Yield," shows the distribution of maturities for each of the securities portfolios, based on final maturity, as well as the average yields at December 31, 2023 on each type/maturity grouping.

SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:

(dollars in thousands)	As of December 31, 2023			
	Based on Final Maturity		Based on Call Date	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$ 70,700	$ 70,059	$179,012	$174,428
1 to 5 years	133,276	128,683	165,272	152,810
5 to 10 years	82,172	76,061	140,229	125,051
After 10 years	198,365	177,486	-	-
Total debt securities available for sale	$484,513	$452,289	$484,513	$452,289

Held to maturity securities:

(dollars in thousands)	As of December 31, 2023			
	Based on Final Maturity		Based on Call Date	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$ -	$ -	$ -	$ -
1 to 5 years	109	107	3,371	3,247
5 to 10 years	2,339	2,217	3,087	3,149
After 10 years	4,010	4,072	-	-
Total held to maturity securities	$6,458	$6,396	$6,458	$6,396



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

Federal Funds Sold and Other Short-term Investments

During 2023, the average balance of Federal Funds sold and other short-term investments was $521 million, a decrease from $969 million in 2022. The average rate earned on these assets was 5.10% in 2023 and 1.47% in 2022. TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity. The Federal Funds sold and other short-term investments portfolio is significantly affected by changes in the target Federal Funds rate, as are virtually all short-term interest-sensitive instruments.

The year-end balance of Federal Funds sold and other short-term investments was approximately $529 million for 2023, compared to $607 million at year-end 2022. While yields on investment securities with acceptable risk characteristics were insufficient to justify shifting overnight liquidity into other investment types during 2023, some funds were shifted into higher yielding loans. Management will continue to evaluate the overall level of Federal Funds sold and other short-term investments in 2024 and will make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

TrustCo utilizes various traditional sources of funds to support its earning asset portfolio. The table, ''Mix of Average Sources of Funding,'' presents the various categories of funds used and the corresponding average balances for each of the last three years.

Deposits: Average total deposits were approximately $5.2 billion in 2023, compared to approximately $5.3 billion in 2022, a decrease of $82.9 million. Changes in deposit categories (average balances 2023 versus 2022) included: demand deposits down $54.9 million, interest-bearing checking deposits down $122.4 million, savings down $229.0 million, money market down $139.5 million and time deposits up $462.9 million. While many customers remain in one product type for many years, others may move funds between product types to maximize the yield earned or as a result of increased or decreased liquidity needs. The balance in time deposits over $250 thousand is not the result of any incentive pricing as TrustCo does not offer premium rates on large certificates of deposit.

The Company has been proactive in retaining deposits, which is evident since total deposits have increased since December 31, 2022. Total deposits as of December 31, 2023 increased $158.0 million to $5.35 billion from December 31, 2022. As we move forward, TrustCo's objective is to continue to encourage customers to retain these funds in the expanded product offerings of the Bank through aggressive marketing and product differentiation. The Company understood the big inflows of deposits during the pandemic were temporary and that is why it did not invest that liquidity into securities or loans, but instead retained that liquidity on the balance sheet for when depositors would start to absorb the funds. This gave the Company flexibility to strategically price deposits while retaining core customers.

MIX OF AVERAGE SOURCES OF FUNDING

(dollars in thousands)

	2023	2022	2021	2023 vs. 2022	2022 vs. 2021	Components of Total Funding 2023	2022	2021
Retail deposits								
Demand deposits	$ 784,021	$ 838,944	$ 750,111	$ (54,923)	$ 88,833	14.7%	15.3%	13.8%
Savings	1,323,995	1,553,016	1,397,432	(229,021)	155,584	24.8	28.3	25.8
Time deposits under $250 thousand	1,057,048	755,842	964,541	301,206	(208,699)	19.8	13.8	17.8
Interest bearing checking accounts	1,067,972	1,190,337	1,134,702	(122,365)	55,635	20.0	21.7	20.9
Money market deposits	606,230	745,714	739,139	(139,484)	6,575	11.4	13.6	13.6
Total retail deposits	4,839,266	5,083,853	4,985,925	(244,587)	97,928	90.7	92.7	91.9
Time deposits over $250 thousand	380,288	218,586	202,422	161,702	16,164	7.1	4.0	3.7
Short-term borrowings	114,639	177,599	232,815	(62,960)	(55,216)	2.2	3.3	4.4
Total purchased liabilities	494,927	396,185	435,237	98,742	(39,052)	9.3	7.3	8.1
Total sources of funding	$5,334,193	$5,480,038	$5,421,162	$(145,845)	$ 58,876	100.0%	100.0	100.0


TRUSTCO
Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS

(dollars in thousands)	2023 Average Balance	2023 Interest Income/ Expense	2023 Average Rate	2022 Average Balance	2022 Interest Income/ Expense	2022 Average Rate	2021 Average Balance	2021 Interest Income/ Expense	2021 Average Rate
Assets									
Loans, net	**$4,875,166**	**$187,456**	**3.84%**	$4,551,281	$162,214	3.56%	$4,336,834	$159,168	3.67%
Securities available for sale:									
U.S. government sponsored enterprises	**121,574**	**2,805**	**2.31**	89,557	1,405	1.57	63,743	314	0.49
State and political subdivisions	**33**	**2**	**6.71**	41	2	6.66	48	2	6.56
Mortgage backed securities and collateralized mortgage obligations-residential	**275,565**	**6,146**	**2.23**	284,901	5,677	1.99	308,777	4,515	1.46
Corporate bonds	**82,865**	**1,987**	**2.40**	78,266	1,804	2.31	53,699	1,065	1.98
Small Business Administration-guaranteed participation securities	**20,410**	**437**	**2.14**	26,679	551	2.07	35,723	745	2.09
Other	**686**	**10**	**1.46**	686	9	1.31	685	20	2.92
Total securities available for sale	**501,133**	**11,387**	**2.27**	480,130	9,448	1.97	462,675	6,661	1.44
Held to maturity securities:									
Mortgage backed securities and collateralized mortgage obligations-residential	**7,053**	**296**	**4.20**	8,647	343	3.97	11,733	435	3.71
Total held to maturity securities	**7,053**	**296**	**4.20**	8,647	343	3.97	11,733	435	3.71
Federal Reserve Bank and Federal Home Loan Bank stock	**6,018**	**500**	**8.31**	5,749	305	5.31	5,578	260	4.66
Federal funds sold and other short-term investments	**521,021**	**26,567**	**5.10**	969,043	14,292	1.47	1,111,257	1,458	0.13
Total interest earning assets	**5,910,391**	**226,206**	**3.83%**	6,014,850	186,602	3.10%	5,928,077	167,982	2.83%
Allowance for loan losses	**(46,971)**			(46,124)			(49,421)		
Cash and noninterest earning assets	**172,641**			190,278			196,825		
Total assets	**$6,036,061**			$6,159,004			$6,075,481		
Liabilities and shareholders' equity Interest bearing deposits:									
Interest bearing checking accounts	**$1,067,972**	**382**	**0.04%**	$1,190,337	190	0.02%	$1,134,702	178	0.02%
Savings	**1,323,995**	**2,531**	**0.19**	1,553,016	920	0.06	1,397,432	624	0.04
Time deposits and money markets	**2,043,566**	**50,439**	**2.47**	1,720,142	4,617	0.27	1,906,102	5,863	0.31
Total interest bearing deposits	**4,435,533**	**53,352**	**1.20**	4,463,495	5,727	0.13	4,438,236	6,665	0.15
Short-term borrowings	**114,639**	**1,009**	**0.88**	177,599	740	0.42	232,815	909	0.39
Total interest bearing liabilities	**4,550,172**	**54,361**	**1.19%**	4,641,094	6,467	0.14%	4,671,051	7,574	0.16%
Demand deposits	**784,021**			838,944			750,111		
Other liabilities	**81,656**			81,880			74,396		
Shareholders' equity	**620,212**			597,086			579,923		
Total liabilities and shareholders' equity	**$6,036,061**			$6,159,004			$6,075,481		
Net interest income		**171,845**			180,135			160,408	
Taxable equivalent adjustment (Non-GAAP)		**-**			1			1	
Net interest income (Non-GAAP)		**$171,845**			$180,136			$160,409	
Net interest spread			**2.64%**			2.96%			2.67%
Net interest margin (net interest income to total interest earnings assets)			**2.91**			2.99			2.71

Portions of income earned on certain commercial loans, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation. Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income. Federal and state tax rates used to calculate income tax on a tax equivalent basis were 21% and 6%, respectively, for 2023, 2022 and 2021. The average balances of securities available for sale and held to maturity were calculated using amortized costs. Included in the average balance of shareholders' equity is $(30.7) million, $(22.0) million, and $3.3 million in 2023, 2022, and 2021, respectively, of net unrealized (loss) gain, net of tax, in the available for sale securities portfolio. The gross amounts of the net unrealized income (loss) has been included in cash and noninterest earning assets. Nonaccrual loans are included in average loans


TRUSTCO
Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

The overall cost of interest bearing deposits increased as a result of higher deposit rates throughout the year as a result of the current interest rate environment. The Company strives to maintain competitive rates on deposit accounts and to attract customers through a combination of competitive interest rates, quality customer service, and convenient banking locations. In this fashion, management believes TrustCo is able to attract deposit customers looking for a long-term banking relationship and to cross-sell banking services utilizing the deposit account relationship as the starting point. Given the current interest rate environment, the Company expects the cost of interest bearing deposits to continue to increase in 2024 until the Federal Reserve lowers rates.

Other Funding Sources

The Company had $114.6 million of average short-term borrowings outstanding during 2023, compared to $177.6 million in 2022. The decrease over the prior year is attributable to customer behavior and the products they choose. These borrowings represent customer repurchase accounts, which behave more like deposit accounts than traditional borrowings. The average cost of short-term borrowings was 0.88% in 2023 and 0.42% in 2022. This resulted in interest expense of approximately $1.0 million in 2023, compared to $740 thousand in 2022.

AVERAGE DEPOSITS BY TYPE OF DEPOSITOR

(dollars in thousands)

	Years ended December 31,				
	2023	2022	2021	2020	2019
Individuals, partnerships and corporations.........	**$5,195,100**	$5,262,996	$5,144,071	$4,700,635	$4,380,866
States and political subdivisions.................	**5,421**	14,854	15,761	15,709	8,663
Other (certified and official checks, etc.)..........	**19,033**	24,589	28,515	26,108	19,531
Total average deposits by type of depositor.....	**$5,219,554**	$5,302,439	$5,188,347	$4,742,452	$4,409,060

MATURITY OF TIME DEPOSITS IN EXCESS OF THE FDIC INSURANCE LIMIT

(dollars in thousands)	As of December 31, 2023
Under 3 months	**$116,272**
3 to 6 months	**100,306**
6 to 12 months	**162,671**
Over 12 months	**95,107**
Total	**$474,356**



TRUSTCO
Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

As of December 31, 2023 and 2022, approximately $1.03 billion and $968.6 million, respectively, of our deposit portfolio was uninsured.

The uninsured amounts are estimates based on the methodologies and assumptions used for the Bank's regulatory reporting requirements.

VOLUME AND YIELD ANALYSIS

(dollars in thousands)	2023 vs. 2022			2022 vs. 2021		
	Increase (Decrease)	Due to Volume	Due to Rate	Increase (Decrease)	Due to Volume	Due to Rate
Interest income (TE):						
Federal funds sold and other short-term investments	$12,275	$(9,179)	$21,454	$12,834	$(211)	$13,045
Trading securities (taxable)	-	-	-	-	-	-
Securities available for sale:						
Taxable	1,939	389	1,550	2,787	157	2,630
Tax-exempt	(1)	(1)	-	-	0	(0)
Total securities available for sale	1,938	388	1,550	2,787	157	2,630
Held to maturity securities (taxable)	(47)	(65)	18	(92)	(121)	29
Federal Reserve Bank and Federal Home Loan Bank stock	195	15	180	45	8	37
Loans, net	25,242	13,228	12,014	3,046	7,572	(4,526)
Total interest income	39,603	4,387	35,216	18,620	7,405	11,215
Interest expense:						
Interest bearing checking accounts	192	(22)	214	12	9	3
Savings	1,611	(155)	1,766	296	76	220
Time deposits and money markets	45,822	2,217	43,605	(1,246)	(747)	(499)
Short-term borrowings	269	(333)	602	(169)	(227)	58
Total interest expense	47,894	1,707	46,187	(1,107)	(889)	(218)
Net interest income (TE)	$(8,291)	$2,680	$(10,971)	$19,727	$8,294	$11,433

Capital Resources

Consistent with its long-term goal of operating a sound and profitable financial organization, TrustCo strives to maintain strong capital ratios and to qualify Trustco Bank as a well-capitalized institution in accordance with federal regulatory requirements. Historically, most of the Company's capital requirements have been provided through retained earnings.

Both TrustCo and Trustco Bank are subject to regulatory capital requirements. The regulatory capital rules contain a Tier 1 leverage ratio of 4.0% of consolidated assets, a common equity Tier 1 minimum capital requirement of 4.5% of risk-weighted assets, a

minimum Tier 1 capital to risk-based assets requirement of 6.0% of risk-weighted assets, and a total risk-based capital ratio or 8.0% of risk-weighted assets. In addition, the Company and the Bank are required to maintain additional levels of Tier 1 common equity (known as the capital conservation buffer) above the minimum risk-based capital levels in order to avoid restrictions on dividends, repurchase shares, or payment of discretionary bonuses.

As of December 31, 2023, the capital levels of both TrustCo and the Bank exceeded the minimum standards, including with the capital conservation buffer taken into account.


TRUSTCO
Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

Under the OCC's "prompt corrective action" regulations, a bank is deemed to be "well-capitalized" when its CET1, Tier 1, total risk-based, and leverage capital ratios are at least 6.5%, 8%, 10%, and 5%, respectively. A bank is deemed to be "adequately capitalized" or better if its capital ratios meet or exceed the minimum federal regulatory capital requirements, and "undercapitalized" if it fails to meet these minimal capital requirements. A bank is "significantly undercapitalized" if its CET1, Tier 1, total risk-based and leverage capital ratios fall below 3%, 4%, 6%, and 3%, respectively and "critically undercapitalized" if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%. At December 31, 2023 and 2022, Trustco Bank met the definition of "well-capitalized."

The federal bank regulatory agencies have adopted rules creating a "community bank leverage ratio" framework designed to simplify capital requirements for qualifying banks and bank or thrift holding companies. The new rule was effective as of January 1, 2020. Although TrustCo would qualify to take advantage of the community bank leverage ratio framework, it has decided it would not opt-in to the framework.

The Company's dividend payout ratio was 46.71% of net income in 2023 and 35.86% of net income in 2022. The Company executed a 1 for 5 reverse stock split on May 28, 2021. The per-share dividend paid was $1.44 in 2023 and $1.41 in 2022, adjusted for the reverse split. The Company's ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company. The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements.

TrustCo's consolidated Tier 1 risk-based capital was 18.90% of risk-adjusted assets at December 31, 2023, and 18.93% of risk-adjusted assets at December 31, 2022. Consolidated Tier 1 capital to assets (leverage ratio) at December 31, 2023 was 10.79%, as compared to 10.39% at year-end 2022. Note 14 to the financial statements includes information on all regulatory capital ratios.

TrustCo maintains a dividend reinvestment and stock purchase plan (DRSPP) with approximately 6,696 participants. During 2023, $2.2 million of dividends paid on the shares held in this plan were reinvested in shares of the Company. The DRSPP also allows for additional purchases of stock by participants and has a discount feature (up to 5%) that can be activated by management as a tool to raise capital. To date, the discount feature has not been utilized.

On February 18, 2021 the Company's Board of Directors authorized another share repurchase program of up to 2,000,000 shares and was adjusted to 400,000 shares as a result of the approval of the Reverse Stock Split, and represented approximately 2% of its then currently outstanding common stock. During the year ended December 31, 2021, the Company repurchased a total of 70 thousand shares at an average price per share of $32.82, for a total of $2.3 million under its Board authorized share repurchase program. On March 9, 2022 the Company's Board of Directors authorized another share repurchase program of up to 200,000 shares, or approximately 1% of its then currently outstanding common stock. During the year ended December 31, 2022, the Company repurchased a total of 200,000 shares at an average price per share of $33.44, for a total of $7.0 million, under its Board authorized share repurchase program. On March 17, 2023 the Company's Board of Directors authorized, and the Company announced, another share repurchase program of up to 200,000 shares, or approximately 1% of its currently outstanding common stock. There were no repurchases during 2023.

Risk Management

The responsibility for balance sheet risk management oversight is the function of the Company's Asset Allocation Committee. The Committee meets monthly and includes the executive officers of the Company as well as other department managers as appropriate. The meetings include a review of balance sheet structure, formulation of strategy in light of anticipated economic conditions, and comparison to Board-established guidelines to control exposures to various types of risk.

Credit Risk

Credit risk is managed through a network of loan officer authorities, review committees, loan policies, and oversight from the senior executives of the Company. In addition, the Company utilizes an independent loan review function to evaluate management's loan grading of non-homogeneous loans. Management follows a policy of continually



TRUSTCO
Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

identifying, analyzing, and evaluating the credit risk inherent in the loan portfolio. As a result of management's ongoing reviews of the loan portfolio, loans are placed in non-accrual status, either due to the delinquent status of the principal and/or interest payments, or based on a judgment by management that, although payment of principal and/or interest is current, such action is prudent. Thereafter, no interest is taken into income unless received in cash or until such time as the borrower demonstrates a sustained ability to make scheduled payments of interest and principal.

Management has also developed policies and procedures to monitor the credit risk in relation to the Federal Funds sold portfolio. TrustCo maintains an approved list of third party banks to which Trustco can sell Federal Funds and monitors the credit rating and capital levels of those institutions. At December 31, 2023, virtually all of the Federal Funds sold and other short-term investments were funds on deposit at the Federal Reserve Bank of New York ("FRBNY") and the Federal Home Loan Bank of New York ("FHLBNY"). The Company also monitors the credit ratings on its investment securities and performs initial and periodic reviews of financial information for the issuers of corporate and municipal bonds.

Nonperforming Assets

Nonperforming assets include loans in non-accrual status, restructured loans, loans past due by three payments or more and still accruing interest, and foreclosed real estate properties.

Nonperforming assets at year-end 2023 and 2022 totaled $17.9 million and $19.6 million, respectively. Nonperforming loans as a percentage of the total loan portfolio were 0.35% in 2023 and 0.37% in 2022. As of December 31, 2023 and 2022, there were $7.5 million and $7.6 million, respectively, of loans in non-accruing status that were less than 90 days past due.

At December 31, 2023, nonperforming loans included a mix of commercial and residential loans. Of the total non-accrual loans of $17.7 million, $16.6 were residential real estate loans and $850 thousand were commercial loans. It is the Company's policy to classify loans as nonperforming if three monthly payments have been missed. Economic conditions generally improved as compared to the prior year. The majority of the Company's loan portfolio continues to come from its historical market area in Upstate New York. As of December 31, 2023, 65.1% of loans are in New York, including both the Upstate and Downstate areas, as well as nominal loan balances in adjoining states. The remaining 34.9% of the loan portfolio are Florida loans. At December 31, 2023, 14.7% of nonperforming loans were in Florida and 85.3% were in the Company's New York area markets. At December 31, 2023 nonperforming Florida loans amounted to $2.6 million compared to $2.3 million at December 31, 2022.

(dollars in thousands)	As of December 31,				
	2023	2022	2021	2020	2019
Loans in non-accrual status	**$17,663**	$17,483	$18,739	$21,061	$20,840
Restructured retail loans	**3**	10	17	23	29
Total nonperforming loans	**17,666**	17,493	18,756	21,084	20,869
Foreclosed real estate	**194**	2,061	362	541	1,579
Total nonperforming assets	**$17,860**	$19,554	$19,118	$21,625	$22,448
Allowance for credit losses on loans	**$48,578**	$46,032	$44,267	$49,595	$44,317
Allowance coverage of nonperforming loans	**2.75x**	2.63x	2.36x	2.35x	2.12x
Allowance for credit losses on loans to nonaccrual loans	**2.75x**	2.63x	2.36x	2.35x	2.13x
Nonperforming loans as a % of total loans	**0.35%**	0.37%	0.42%	0.50%	0.51%
Nonperforming assets as a % of total assets	**0.29%**	0.33%	0.31%	0.37%	0.43%
Non-accrual loans to total loans outstanding	**0.35%**	0.37%	0.42%	0.50%	0.51%


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

The Company places loans on non-accrual at the time the loan is 90 days delinquent unless facts and circumstances warrant classification of non-accrual even if the borrower is not 90 days past due.

Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits. TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region of New York and avoids concentrations to any one borrower or any single industry.

There are inherent risks associated with lending; however based on its review of the loan portfolio, including loans classified as nonperforming, management is aware of no other loans in the portfolio that pose significant risk of the eventual non-collection of principal and interest. As of December 31, 2023, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources. TrustCo has no advances to borrowers or projects located outside the United States. The Bank makes loans to executive officers, directors and to associates of such persons in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. None of these loans involve more than normal risk of collectability or present other unfavorable features.

At year-end 2023 and 2022 there were $194 thousand and $2.1 million of foreclosed real estate, respectively. We generally initiate foreclosure proceedings on real estate loans when a loan enters non-accrual status based upon non-payment, unless the borrower is paying in accordance with an agreed upon modified payment agreement. We obtain an updated appraisal upon the commencement of legal action to calculate a potential collateral shortfall and to reserve appropriately for the potential loss. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure action is completed, the property securing the loan is transferred to Other Real Estate Owned ("OREO") status. We generally attempt to utilize all available remedies, such as note sales in lieu of foreclosure, in an effort to resolve non-accrual loans and OREO properties as quickly and prudently as possible in consideration of market conditions, the physical condition of the property and any other mitigating circumstances. We have not initiated any expected or imminent foreclosure proceedings that are likely to have a material

adverse impact on our consolidated financial statements. In the event that a non-accrual loan is subsequently brought current, it is returned to accrual status once the doubt concerning collectability has been removed and the borrower has demonstrated performance in accordance with the loan terms and conditions for a period of generally at least six months. Although the length of time to complete a foreclosure has remained elevated in recent years, TrustCo, as a portfolio lender, has generally not encountered issues such as lost notes and other documents, which have been a problem in the foreclosure process for many other mortgagees.

Allowance for Credit Losses on Loans

On January 1, 2022, the Company adopted ASU 2016-13, "Financial Instruments - Credit Losses" (referred to as "CECL" and as Accounting Standards Codification Topic 326 ("ASC 326")). Under this standard, allowances have been established for loans and commitments to lend. The allowance for credit losses on loans ("ACLL") replaces the previous allowance for loan losses ("ALL"). Upon adoption of CECL, the ACLL increased by $2.4 million to $46.6 million from $44.3 at December 31, 2021 under the ALL. The allowance for credit losses on unfunded commitments ("ACLUC") increased from $18 thousand to $2.4 million and is recorded in accrued expenses and other liabilities. The Company recorded a net decrease to undivided profits of $3.5 million, net of $1.2 million in deferred tax balances as of January 1, 2022 for the cumulative effect of adopting CECL.

For the year ended December 31, 2023, the Company recorded a provision for credit losses of $1.3 million, which includes a provision for credit losses on loans of $2.5 million as a result of increased unemployment forecast offset by a sustained low level of NPL's and charge-offs, and a benefit for credit losses on unfunded commitments of $1.3 million as a result of a corresponding decrease in unfunded commitments. For the year ended December 31, 2022, the Company recorded a credit to the provision for credit losses of $341 thousand, which included a credit to the provision for credit losses on loans of $900 thousand as a result of improving unemployment, housing price forecasts and a sustained low level of NPLs and charge-offs, and a provision for credit losses on unfunded commitments of $659 thousand as a result of a corresponding increase in unfunded commitments. The $5.5 million credit to the provision for loan losses in 2021, under the incurred loss



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

method, was primarily driven by improvements in asset quality trends and economic conditions, as well as adjustments to the pandemic specific provision made in 2020.

The Company evaluates several external forecasts in choosing the forecast element for the economic components of the allowance for credit losses on loans. The Company selected the Moody's stagflation forecast for December 31, 2023 for economic modeling, consistent with the prior year.

See Notes 1 and 4 of the consolidated financial statements for additional discussion related to the adoption of CECL, and the process for determining the provision for credit losses.

The table, "Summary of Loan Loss Experience", includes an analysis of the changes to the allowance for the past five years. Net loans recovered in 2023 and 2022 were $46 thousand and $312 thousand, respectively. The decrease in net recoveries was primarily the result of more gross charge offs in the New York residential segment of the portfolio, partially offset by more recoveries in New York for all segments. New York commercial, residential, and installment gross recoveries were up $125 thousand, down $58 thousand, and up $38 thousand, respectively, from 2023 to 2022. Total gross charge-offs in 2023 were

$547 thousand versus $152 thousand in 2022. There were no Florida commercial charge-offs in either 2023 or 2022, and New York commercial charge-offs decreased $40 thousand from 2023 to 2022. Residential gross charge-offs were up $347 thousand from 2023 to 2022 and gross installment charge-offs increased $88 thousand from 2023 to 2022. The changes in gross and net charge-offs in these categories reflected economic and real estate market changes.

Conditions in most of the Bank's market areas are stabilizing or improving as compared to 2022 however, should general economic conditions weaken and/or real estate values begin to decline again, the level of problem loans may increase, as would the level of the provision for credit losses.



TRUSTCO
Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

SUMMARY OF LOAN LOSS EXPERIENCE

(dollars in thousands)	2023	2022	2021	2020	2019
Amount of loans outstanding at end of year (less unearned income)	$5,002,879	$4,733,201	$4,438,779	$4,244,470	$4,062,196
Average loans outstanding during year (less average unearned income)	4,875,166	4,551,281	4,336,834	4,163,399	3,926,199
Balance of allowance at beginning of year	46,032	44,267	49,595	44,317	44,766
Impact of ASU 2016-13, Current Expected Credit Loss (CECL)	-	2,353	-	-	-
Balance as of January 1, 2022 as adjusted for ASU 2016-13	46,032	46,620	49,595	44,317	44,766
Loans charged off:					
Commercial and commercial real estate	-	40	30	36	20
Real estate mortgage - 1 to 4 family	371	24	340	404	974
Installment	176	88	60	221	213
Total	547	152	430	661	1,207
Recoveries of loans previously charged off:					
Commercial and commercial real estate	129	4	32	10	46
Real estate mortgage - 1 to 4 family	417	450	466	317	532
Installment	47	10	54	12	21
Total	593	464	552	339	599
Net loan (recoveries) chargeoffs	(46)	(312)	(122)	322	608
Provision (credit) for credit losses on loans	2,500	(900)	(5,450)	5,600	159
Balance of allowance at end of year	$ 48,578	$ 46,032	$ 44,267	$ 49,595	$ 44,317
Net charge offs as a percent of average loans outstanding during year (less average unearned income)	0.00%	(0.01)%	-%	0.01%	0.02%
Allowance as a percent of loans outstanding at end of year	0.97	0.97	1.00	1.17	1.09



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

The following table presents the ratio of net charge-offs (recoveries) to average loans outstanding by loan category, along with the components of the calculation, for the periods indicated:

		For the Years Ended December 31,							
(dollars in thousands)	**2023**			**2022**			**2021**		
	Net charge-offs (recoveries)	Average loans outstanding	Net charge-offs as a percent of average loans outstanding	Net charge-offs (recoveries)	Average loans outstanding	Net charge-offs as a percent of average loans outstanding	Net charge-offs (recoveries)	Average loans outstanding	Net charge-offs as a percent of average loans outstanding
Commercial	**$(129)**	**$ 255,666**	**-0.05%**	$ 36	$ 206,144	0.02%	$ (2)	$ 210,145	0.00%
Real estate mortgage - 1 to 4 family	**(46)**	**4,604,155**	**0.00%**	(426)	4,335,288	-0.01%	(126)	4,117,964	0.00%
Installment	**129**	**15,345**	**0.84%**	78	9,849	0.79%	6	8,725	0.07%
Total net (recoveries) chargeoffs	**$ (46)**	**$4,875,166**	**0.00%**	$(312)	$4,551,281	-0.01%	$(122)	$4,336,834	0.00%

Our loan portfolio experienced an annualized net charge-off rate of 0.00% for the year ended December 31, 2023, an increase of one basis point from the (0.01%) rate for the year ended December 31, 2022.

Allocation of the Allowance for Credit Losses on Loans

The allocation of the allowance for credit loss on loans is as follows:

(dollars in thousands)	As of December 31, 2023		As of December 31, 2022	
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Commercial	**$ 2,519**	**5.05%**	$ 2,343	4.41%
Real estate - construction	**291**	**0.58%**	385	0.77%
Real estate mortgage - 1 to 4 family	**40,745**	**87.09%**	38,859	88.51%
Home equity lines of credit	**4,805**	**6.94%**	4,280	6.05%
Installment Loans	**218**	**0.34%**	165	0.26%
	$48,578	**100.00%**	$46,032	100.00%

Market Risk

The Company's principal exposure to market risk is with respect to interest rate risk. Interest rate risk is the potential for economic loss due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current market value.

Quantitative and Qualitative Disclosure about Market Risk

TrustCo realizes income principally from the difference or spread between the interest earned on loans, investments and other interest-earning assets and the interest paid on deposits and borrowings. Loan volume and yield, as well as the volume of and rates on investments, deposits and borrowings are affected by market interest rates. Additionally, because of the



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

terms and conditions of many of the loan documents and deposit accounts, a change in interest rates could also affect the projected maturities of the loan portfolio and/or the deposit base.

In monitoring interest rate risk, management focuses on evaluating the levels of net interest income and the fair value of capital in varying interest rate cycles within Board-approved policy limits. Interest rate risk management also must take into consideration, among other factors, the Company's overall credit, operating income, operating cost, and capital profile. The Asset Allocation Committee, which includes all members of executive management and reports quarterly to the Board of Directors, monitors and manages interest rate risk to maintain an acceptable level of potential net interest income and change in the fair value of capital as a result of changes in market interest rates.

The Company uses a third party industry standard simulation model as the primary tool to identify, quantify and project changes in interest rates and the impact on the balance sheet and forecasted net interest income. The model utilizes assumptions with respect to cash flows and prepayment speeds taken both from industry sources and internally generated data based upon historical trends in the Bank's balance sheet. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in

market interest rates are also incorporated into the model. This model calculates a fair value amount with respect to non-time deposit categories, since these deposits are part of the core deposit products of the Company. All changes in income are measured as percentage changes from the projected net interest income at the base interest rate scenario. Various estimates regarding prepayment assumptions are made at each level of rate shock. However, prepayment penalty income is excluded from this analysis. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure the fair value of capital or precisely predict the impact of fluctuations in interest rates on the fair value of capital. Actual results could differ from these estimates.

Using this model, the fair values of capital projections as of December 31, 2023 are referenced below. The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2023. The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase and decrease by 100, 200, 300 and 400 basis points (BP), assuming the yield curve of the rate shocks will be parallel to each other.

| (dollars in thousands) | December 31, 2023 | | | | | |
| | | | 1 to 12 Months | | 13 to 24 Months | |
Change in Interest Rates	**$ Amount of EVE**	**% Change in EVE**	**$ Amount of NII**	**% Change In NII**	**$ Amount of NII**	**% Change In NII**
+400 BP	898,643	-29.6%	122,481	-22.5%	125,700	-27.1%
+300 BP	953,306	-25.4%	130,445	-17.4%	135,000	-21.7%
+200 BP	1,062,995	-16.8%	148,625	-5.9%	154,517	-10.3%
+100 BP	1,203,607	-5.8%	153,946	-2.5%	165,326	-4.1%
Current rates	1,277,316	0.0%	157,954	0.0%	172,351	0.0%
-100 BP	1,298,345	1.6%	163,878	3.8%	178,706	3.7%
-200 BP	1,234,579	-3.3%	165,053	4.5%	178,247	3.4%
-300 BP	1,113,687	-12.8%	162,736	3.0%	172,680	0.2%
-400 BP	900,250	-29.5%	161,139	2.0%	170,901	-0.8%

At December 31, 2023, the Company's consolidated Tier 1 capital to assets ratio (leverage capital ratio) was 10.79%.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest rate scenario presented. The fair value of capital in the current rate environment is 22.9% of the



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

fair value of assets, whereas the current Tier 1 capital to assets ratio was 10.8% at December 31, 2023, as noted. The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company. The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

A secondary method to identify and manage the interest rate risk profile is the static gap analysis. Interest sensitivity gap analysis measures the difference between the assets and liabilities repricing or maturing within specific time periods. An asset-sensitive position indicates that there are more rate-sensitive assets than rate-sensitive liabilities repricing or maturing within specific time periods, which would generally imply a favorable impact on net interest income in periods of rising interest rates and a negative impact in periods of falling rates. A liability-sensitive position would generally imply a negative impact on net interest income in periods of rising rates and a positive impact in periods of falling rates.

Static gap analysis has limitations because it cannot measure precisely the effect of interest rate movements and competitive pressures on the repricing and maturity characteristics of interest-earning assets and interest-bearing liabilities. In addition, a significant portion of the interest sensitive assets are fixed rate securities with relatively long lives whereas the interest-bearing liabilities are not subject to these same limitations. As a result, certain assets and liabilities may in fact reprice at different times and at different volumes than the static gap analysis would indicate. The Company deemphasized the use of gap analysis in favor of the more advanced methods provided by the previously noted model, including the sensitivity of the economic value of equity and net interest income.

The Company recognizes the relatively long-term nature of the fixed rate residential loan portfolio. To fund those long-term assets, the Company cultivates long-term deposit relationships (often called core deposits). These core deposit relationships tend to be longer-term in nature and not as susceptible to changes in interest rates. Core deposit balances, along with substantial levels of short-term liquid assets allows the Company to take on certain interest rate risk with respect to the fixed rate loans on its balance sheet.

The table, "Interest Rate Sensitivity," presents an analysis of the interest-sensitivity gap position at December 31, 2023. All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates. Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company. The interest rate sensitivity table indicates that TrustCo is liability sensitive on a cumulative basis when measured in the less than 1 year time frame, and asset sensitive when measured in the 1-5 year and the over 5 year time frames. The effect of being liability sensitive is that rising interest rates should result in liabilities repricing to higher levels faster than assets repricing to higher levels, thus decreasing net interest income. Conversely, should interest rates decline, the Company's interest bearing liabilities would reprice down faster than assets, resulting in higher net interest income. The effect of being asset sensitive is that rising interest rates should result in assets repricing to higher levels faster than liabilities repricing to higher levels, thus increasing net interest income. Conversely, should interest rates decline, the Company's interest bearing assets would reprice down faster than liabilities, resulting in lower net interest income.


TRUSTCO
Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

INTEREST RATE SENSITIVITY

(dollars in thousands)

	At December 31, 2023				
	Repricing in:				
	Less than 1 year	1-5 years	Over 5 years	Rate Insensitive	Total
Total assets	$1,522,595	2,518,306	1,952,495	174,795	6,168,191
Cumulative total assets	$1,522,595	4,040,901	5,993,396	6,168,191	
Total liabilities and shareholders' equity	$2,388,792	120,872	2,929,225	729,302	6,168,191
Cumulative total liabilities and shareholders' equity	$2,388,792	2,509,664	5,438,889	6,168,191	
Cumulative interest sensitivity gap.	$ (866,197)	1,531,237	554,507		
Cumulative gap as a % of interest earning assets for the period	(56.9%)	37.9%	9.3%		
Cumulative interest sensitive assets to liabilities . .	63.7%	161.0%	110.2%		

In practice, the optionality imbedded in many of the Company's assets and liabilities, along with other limitations such as differing timing between changes in rates on varying assets and liabilities limits the effectiveness of static gap analysis. Thus, the table should be viewed as a rough framework in the evaluation of interest rate risk. Management takes these factors, and others, into consideration when reviewing the Bank's gap position and establishing its asset/liability strategy. As noted, the simulation model is better able to consider these aspects of the Bank's exposure to potential rate changes and thus is viewed as the more important of the two methodologies.

Liquidity Risk

Liquidity risk involves the risk of being unable to fund assets with the appropriate duration and rate-based liabilities, as well as the risk of not being able to meet unexpected cash needs. Liquidity planning and management are necessary to ensure the ability to fund operations in a cost-effective manner and to meet current and future potential obligations such as loan commitments, lease obligations, and unexpected deposit outflows. See "Risk Factors – Risks Related to Our Lending Activities – We may not be able to meet the cash flow requirements of our depositors or borrowers or meet our operating cash needs to fund corporate expansion and other activities" in the 2023 Form 10-K.

TrustCo seeks to obtain favorable funding sources and to maintain prudent levels of liquid assets in order to satisfy various liquidity demands. In addition to serving as a funding source for maturing obligations, liquidity provides flexibility in responding to

customer-initiated needs. Many factors affect the ability to meet liquidity needs, including changes in the markets served by the Bank's network of branches, the mix of assets and liabilities, and general economic conditions.

The Company actively manages its liquidity position through target ratios established under its asset/liability management policies. Continual monitoring of these ratios, both historically and through forecasts under multiple interest rate scenarios, allows TrustCo to employ strategies necessary to maintain adequate liquidity levels as provided in its asset/liability management policies. Management has also developed various contingent liquidity alternatives, such as borrowings from the FHLBNY and the FRBNY, and through the utilization of brokered CDs, should the need develop.

The Company achieves its liability-based liquidity objectives in a variety of ways. Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: retail deposits, purchased money, and capital market funds. TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate. Average retail deposits (total deposits less time deposits greater than $250 thousand) amounted to $4.84 billion in 2023 and $5.08 billion in 2022. Average balances of core deposits are detailed in the table "Mix of Average Sources of Funding."

In addition to core deposits, another source of liability-based funding available to TrustCo is



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

purchased money, which consists of long-term and short-term borrowings, Federal Funds purchased, securities sold under repurchase agreements, and time deposits greater than $250 thousand. The average balances of these purchased liabilities are detailed in the table ''Mix of Average Sources of Funding.'' During 2023, the average balance of purchased liabilities was $495.9 million, compared with $396.2 million in 2022. Although classified as purchased liabilities for the purposes of this analysis the Company does not offer premium rates on large time deposits and thus views its time deposits as relatively stable funds. The decrease in borrowed funds from $177.6 million to $114.6 million is wholly the result of customers' behavioral preferences in regard to managing their funds and does not reflect any decision by management to decrease this category of funding. The classification of time deposits over $250 thousand as purchased liabilities is typical industry practice, partly reflecting that some banks pay premium rates for larger balance time deposits.

The Bank also has a line of credit available with the FHLBNY. The amount of that line is determined by the Bank's total assets and the amount and types of collateral pledged. Assets that are eligible for pledging include most loans and securities. The Bank can borrow up to 30% of its total assets from the FHLBNY without special approval and may apply to borrow up to 50% of its total assets. Securities and loans pledged as collateral against any borrowings must cover certain margin requirements. Eligible securities have a maximum lendable value of 67% to 97%, depending on the security type, with the securities in the Bank's investment portfolio generally having maximum lendable values of 80% to 95%. The maximum lendable value against loans is 90% for 1-4 family residential mortgages, 80% for multifamily mortgages and 75% for commercial mortgages. For both securities and loans, the maximum lendable limits are applied to the market value of the asset pledged. At December 31, 2023 the amount available to borrow from the FHLBNY was $938.6 million, and there were no outstanding borrowings as of December 31, 2023. In addition, as noted, the Bank has access to borrowings from the FRBNY. Borrowings from the FRBNY are subject to collateralization by securities or loans acceptable to the FRBNY and at collateral margins set by the FRBNY.

Management believes that the Company's overall liquidity position remains strong. A simple liquidity proxy often used in the industry is the ratio of loans to

deposits, with a lower number representing a more liquid institution. As of December 31, 2023 and 2022, TrustCo's loan to deposit ratio was 93.5% and 91.2%, respectively. In addition, at December 31, 2023 and 2022, the Company had cash and cash equivalents totaling $578.0 million and $650.6 million, respectively, as well as unpledged securities available for sale with a fair value of $297.1 million and $310.1 million, respectively. The Federal Reserve raised the Federal Funds rate in four times in 2023; however, it is our expectation that there will be Federal Funds rate decreases throughout 2024, which will more than likely ease pressure on deposit rates during 2024. Management believes that the Company currently has adequate sources of liquidity to cover its contractual obligations and commitments over the next twelve months and beyond.

The Company is contractually obligated to make the following payments on leases as of December 31, 2023:

(dollars in thousands)	Payments Due by Period:				
	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Operating leases . . .	**$8,479**	**$15,182**	**$10,546**	**$16,485**	**$50,692**

In addition, the Company is contractually obligated to pay data processing vendors approximately $9 million to $10 million per year through 2025.

Also, the Company is obligated under its various employee benefit plans to make certain payments of approximately $1.8 to $2.1 million per year through 2033. Additionally, the Company is obligated to pay the accumulated benefits under the Company's post retirement pension plan which amounted to $5.6 million and $4.9 million, respectively, as of December 31, 2023 and 2022. Actual payments under the plan are made in accordance with the plan provisions.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank's credit approval and monitoring procedures. At December 31, 2023 and 2022, commitments to extend credit in the form of loans, including unused lines of credit,


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

amounted to $596.8 million and $535.4 million, respectively. In management's opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $4.8 million and $5.3 million at December 31, 2023 and 2022, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2023 and 2022 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as "derivatives." Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary. TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

The Company's allowance for credit losses on unfunded commitments is recognized as a liability (within accrued expenses and other liabilities) with adjustments to the reserve recognized in provision (credit) for credit losses in the consolidated income statement. The impact of the adoption of CECL was an additional liability of $2.3 million as of January 1, 2022. The Company recorded a benefit for credit losses of $1.3 million in 2023, and a provision for

credit losses of $559 thousand in 2022. As of December 31, 2023 and 2022 the allowance for unfunded commitments was $1.7 million and $2.9 million, respectively.

Noninterest Income and Expense

Noninterest income: Noninterest income is an important source of revenue for the Company and a factor in overall results. Total noninterest income was $18.3 million in 2023, $19.3 million in 2022 and $17.9 million in 2021. Fees for services to customers was down $299 thousand in 2023 compared to 2022 primarily as a result of decreased interchange fees. The Company routinely reviews its service charge policies and levels relative to its competitors. Reflecting those reviews, the Company makes changes in fees for services to customers in terms of both the levels of fees, as well as types of fees where appropriate. The changes in reported noninterest income also reflect the volume of services customers utilized and regulatory changes governing overdrafts. Other income was relatively flat and only down $34 thousand in 2023 compared to 2022.

Trustco Wealth Management contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services. Income from these fiduciary activities totaled $6.4 million in 2023, $7.0 million in 2022 and $7.4 million in 2021. Trust fees are generally calculated as a percentage of the assets under management by Trustco Wealth Management. In addition, trust fees include fees for estate settlements, tax preparation, and other services. Assets under management by Trustco Wealth Management are not included on the Company's Consolidated Financial Statements because Trustco Wealth Management holds these assets in a fiduciary capacity. At December 31, 2023, 2022 and 2021, fair value of assets under management by the Trustco Wealth Management were approximately $967 million, $918 million and $1.1 billion, respectively. The changes in levels of assets under management reflects a combination of changing market valuations and the net impact of new customer asset additions, losses of accounts and the settlement of estates. The decline in income is due to the timing of market value fluctuations offset by fees for other services.



TRUSTCO
Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

NONINTEREST INCOME

(dollars in thousands)	For the year ended December 31,			2023 vs. 2022	
	2023	2022	2021	Amount	Percent
Wealth Management income	**$ 6,425**	$ 7,037	$ 7,358	**$(612)**	**(8.7)**%
Fees for services to customers	**10,648**	10,947	9,799	**(299)**	**(2.7)**
Other	**1,242**	1,276	780	**(34)**	**(2.7)**
Total noninterest income	**$18,315**	$19,260	$17,937	**$(945)**	**(4.9)**%

Noninterest expense: Noninterest expense was $111.3 million in 2023, $100.3 million in 2022, and $101.7 million in 2021. TrustCo's operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense. The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise. A low ratio indicates highly efficient performance. The median efficiency ratio for a peer group composed of banking institutions with assets of $2 to $10 billion was 60.1% for 2023. TrustCo's efficiency ratio was 56.7% in 2023, 50.2% in 2022 and 56.9% in 2021. In 2023 non-recurring losses, non-recurring expenses, and branch closure expenses were excluded from this calculation. In 2022, net gain on sale of building was excluded from this calculation. Other real estate owned expense or income was excluded from this calculation for all periods presented.

NONINTEREST EXPENSE

(dollars in thousands)	For the year ended December 31,			2023 vs. 2022	
	2023	2022	2021	Amount	Percent
Salaries and employee benefits	**$ 51,242**	$ 45,904	$ 48,721	**$ 5,338**	**11.6**%
Net occupancy expense	**17,427**	17,527	17,742	**(100)**	**(0.6)**
Equipment expense	**7,610**	6,487	6,617	**1,123**	**17.3**
Professional services	**6,245**	5,577	6,108	**668**	**12.0**
Outsourced services	**10,039**	9,210	8,384	**829**	**9.0**
Advertising expense	**1,878**	2,046	1,975	**(168)**	**(8.2)**
FDIC and other insurance	**4,300**	3,159	3,010	**1,141**	**36.1**
Other real estate expense (income), net	**524**	310	183	**214**	**69.0**
Other	**12,032**	10,099	8,922	**1,933**	**19.1**
Total noninterest expense	**$111,297**	$100,319	$101,662	**$10,978**	**10.9**%

Salaries and employee benefits are the most significant component of noninterest expense. For 2023, these expenses amounted to $51.2 million, compared with $45.9 million in 2022 and $48.7 million in 2021. The increase in salaries and benefits in 2023 was due in part to a $2 million favorable true-up to the incentive compensation accrual upon payout in the first quarter of 2022 along with increases in various other employee benefit plan expenses in 2023. Full time equivalent headcount was 750 as of both December 31, 2023 and 2022. The Company constantly hires qualified candidates and from time-to-time experiences fluctuations in head count.

Net equipment expense increased $1.1 million during 2023 compared to 2022 primarily as a result of increased computer equipment expenses. Professional services increased $668 thousand during 2023 compared to 2022 primarily as a result of increased legal and professional fees associated with a litigation settlement expense. Outsourced services expense increased $829 thousand during 2023 compared to 2022 primarily as a result of additional services being utilized from our providers. FDIC and other insurance expense increased $1.1 million during 2023 compared to 2022 primarily as a result of the new assessment rate. Other real estate expense was $524 thousand in 2023 and $310 thousand in 2022, compared to other



real estate expense of $183 thousand in 2021. Included in ORE expense, net during 2023, 2022 and 2021 were write downs of properties included in ORE totaling $143 thousand, $68 thousand and $121 thousand, respectively. Additionally, included in ORE expense, net during 2023, 2022 and 2021 were gains on sale of $355 thousand, $122 thousand and $216 thousand, respectively. Other noninterest expense was $12.0 million in 2023 compared to $10.1 million in 2022 and $8.9 million in 2021. The increase in 2023 as compared to 2022 was primarily as a result of a litigation settlement expense.

Income Tax

TrustCo recognized income tax expense of $19.0 million, $24.2 million and $20.6 million in 2023, 2022 and 2021, respectively. The effective tax rates were 24.4% in 2023, 24.3% in 2022, and 25.1% in 2021.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements for the years ended 2023, 2022 and 2021 have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the cost of operations, included in noninterest expense.

Nearly all assets and liabilities of the Company are monetary. As a result, changes in interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation, because interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, income taxes and related

disclosures. On an ongoing basis, the Company evaluates its estimates and assumptions. The Company's actual results may differ from these estimates under different assumptions or conditions.

Management considers the accounting policy relating to the allowance for credit losses on loans to be a critical accounting policy given the measurement uncertainty and subjective judgment necessary in evaluating the levels of the allowance required to cover the life time losses in the loan portfolio and the material effect that such judgments can have on the results of operations. Included in Note 1 to the Consolidated Financial Statements contained in this Annual Report to Shareholders is a description of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.

Determining the amount of the allowance is considered a critical accounting estimate, as it requires significant judgment and the use of subjective measurements, including management's assessment of overall portfolio quality. The allowance is maintained at an amount we believe is our best estimate of life time expected losses in our loan portfolio, and fluctuations in the provision for credit losses may result from management's assessment of the adequacy of the allowance. The allowance is made up of a quantitative calculation with an overlay for qualitative factors and a reasonable and supportable forecast. The majority of the allowance for credit losses is determined using qualitative factors. The determination of qualitative factors inherently involves significant judgement and subjective measurement being applied by management.

Assumptions evaluated each reporting period include the determination of the forecast scenario to be utilized and the assumption for prepayment speeds. During 2023 and as of December 31, 2023, management utilized stagflation scenario with 100% weighting. Hypothetically, had management utilized the Moody's most likely scenario, Baseline scenario, the impact of the allowance would be a reduction of $5.9 million. For its largest portfolio, 1-4 family residential real estate, the prepayment assumption applied within the quantitative calculation was 10.8% as of December 31, 2023. Hypothetically, if the prepayment assumption would be increased to 15.8%, the impact of the allowance would be a decrease of $2.5 million. Hypothetically, if the prepayment assumption would be decreased to 5.8%, the impact of



the allowance would be an increase of $3.6 million. Changes in these judgments and assumptions are possible and may have a material impact on our allowance, and therefore our financial position, liquidity, or results of operations.

Recent Accounting Pronouncements

Please refer to Note 18 to the consolidated financial statements for a detailed discussion of new accounting pronouncements and their impact on the Company.

Cautionary Note Regarding Forward-Looking Statements

Statements included in this report and in future filings by TrustCo with the SEC, in TrustCo's press releases, and in oral statements made with the approval of an authorized executive officer, that are not historical or current facts, are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Forward-looking statements can be identified by the use of such words as may, will, should, could, would, estimate, project, believe, intend, anticipate, plan, seek, expect and similar expressions. TrustCo wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

The following important factors, among others, in some cases have affected and in the future could affect TrustCo's actual results, and could cause TrustCo's actual financial performance to differ materially from that expressed in any forward-looking statement:

Risks Related to Our Operations

- changes in interest rates may significantly impact our financial condition and results of operations;

- ongoing inflationary pressures and continued elevated prices may affect our results of operations and financial condition;

- exposure to credit risk in our lending activities;

- our commercial loan portfolio is increasing and the inherently higher risk of loss may lead to additional provisions for credit losses or charge-offs, which would negatively impact earnings and capital;

- the allowance for credit losses on loans ("ACLL") is not sufficient to cover expected loan losses, resulting in a decrease in earnings;

- our inability to meet the cash flow requirements of our depositors or borrowers or meet our operating cash needs to fund corporate expansion and other activities;

- we are subject to claims and litigation pertaining to fiduciary responsibility and lender liability;

- our dependency upon the services of the management team;

- our disclosure controls and procedures may not prevent or detect all errors or acts of fraud;

- if the business continuity and disaster recovery plans that we have in place are not adequate to continue our operations in the event of a disaster, the business disruption can adversely impact its operations;

- our risk management framework may not be effective in mitigating risk and loss;

- new lines of business or new products and services may subject us to additional risks;

- we are exposed to climate risk;

- societal responses to climate change could adversely affect our business and performance, including indirectly through impacts on our customers;

- increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks

Risks Related to Market Conditions

- a prolonged economic downturn, especially one affecting our geographic market area, will adversely affect our operations and financial results;

- instability in global economic conditions and geopolitical matters, as well as volatility in financial markets, could have a material adverse effect on our results of operations and financial condition;

- any downgrade in the credit rating of the U.S. government or default by the U.S. government as a result of political conflicts over legislation to raise the U.S. government's debt limit may have a material adverse effect on us;



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

- the soundness of other financial institutions could adversely affect us;

- any government shutdown could adversely affect the U.S. and global economy and our liquidity, financial condition and earnings;

- the trust wealth management fees we receive may decrease as a result of poor investment performance, in either relative or absolute terms, which could decrease our revenues and net earnings;

Risks Related to Compliance and Regulation

- regulatory capital rules could slow our growth, cause us to seek to raise additional capital, or both;

- changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and our income;

- changes in cybersecurity or privacy regulations may increase our compliance costs, limit our ability to gain insight from data and lead to increased scrutiny;

- restrictions on data collection and use may limit opportunities to gain business insights useful to running our business and offering innovative products and services;

- non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions;

- changes in tax laws may adversely affect us, and the Internal Revenue Service or a court may disagree with our tax positions, which may result in adverse effects on our business, financial condition, and results of operations or cash flows;

- our ability to pay dividends is subject to regulatory limitations and other limitations that may affect our ability to pay dividends to our stockholders or to repurchase our common stock;

- we may be subject to a higher effective tax rate if Trustco Realty Corp. ("Trustco Realty") fails to qualify as a real estate investment trust ("REIT");

- changes in accounting standards could impact reported earnings;

Risks Related to Competition

- strong competition within the Bank's market areas could hurt profits and slow growth;

- consumers and businesses are increasingly using non-banks to complete their financial transactions, which could adversely affect our business and results of operations;

Risks Related to Cybersecurity, Third Parties, and Technology

- our business could be adversely affected by third-party service providers, data breaches, and cyber-attacks;

- a failure in or breach of our operational or security systems or infrastructure, or those of third parties, could disrupt our businesses, and adversely impact our results of operations, liquidity and financial condition, as well as cause reputational harm;

- unauthorized disclosure of sensitive or confidential client or customer information, whether through a breach of our computer systems or otherwise, could severely harm our business;

- we could suffer a material adverse impact from interruptions in the effective operation of, or security breaches affecting, our computer systems;

Risks Related to Ownership of Our Securities

- provisions in our articles of incorporation and bylaws and New York law may discourage or prevent takeover attempts, and these provisions may have the effect of reducing the market price of our stock; and

- we cannot guarantee that the allocation of capital to various alternatives, including stock repurchase plans, will enhance long-term stockholder value.

You should not rely upon forward-looking statements as predictions of future events. Although TrustCo believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. The foregoing list should not be construed as exhaustive, and the Company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)

	2023					2022				
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Income statement:										
Interest and dividend income ..	$53,932	$56,082	$57,552	$58,640	$226,206	$$41,290	$44,187	$49,041	$52,084	$186,602
Interest expense	6,967	12,030	15,331	20,033	54,361	1,194	1,127	1,248	2,898	6,467
Net interest income	46,965	44,052	42,221	38,607	171,845	40,096	43,060	47,793	49,186	180,135
(Credit) Provision for loan losses	300	(500)	100	1,350	1,250	(200)	(491)	300	50	(341)
Net interest income after provison for loan losses . . .	46,665	44,552	42,121	37,257	170,595	40,296	43,551	47,493	49,136	180,476
Noninterest income.	4,669	4,598	4,574	4,474	18,315	5,183	4,916	4,386	4,775	19,260
Noninterest expense	27,679	27,327	27,460	28,831	111,297	22,765	25,005	26,144	26,405	100,319
Income before income taxes ..	23,655	21,823	19,235	12,900	77,613	22,714	23,462	25,735	27,506	99,417
Income tax expense	5,909	5,451	4,555	3,052	18,967	5,625	5,591	6,371	6,596	24,183
Net income	$17,746	$16,372	$14,680	$ 9,848	$ 58,646	$ 17,089	$17,871	$19,364	$20,910	$ 75,234
Per share data:										
Basic earnings	$ 0.93	$ 0.86	$ 0.77	$ 0.52	$ 3.08	$ 0.89	$ 0.93	$ 1.01	$ 1.10	$ 3.93
Diluted earnings.	0.93	0.86	0.77	0.52	3.08	0.89	0.93	1.01	1.10	3.93
Cash dividends declared	0.36	0.36	0.36	0.36	1.44	0.35	0.35	0.35	0.36	1.41

Non-GAAP Financial Measures Reconciliation

The Securities and Exchange Commission ("SEC") has adopted certain rules with respect to the use of "non-GAAP financial measures" by companies with a class of securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), such as TrustCo. Under the SEC's rules, companies making disclosures containing non-GAAP financial measures must also disclose, along with each non-GAAP financial measure, certain additional information, including a reconciliation of the non-GAAP financial measure to the closest comparable GAAP financial measure and a statement of the company's reasons for utilizing the non-GAAP financial measure as part of its financial disclosures. Certain of the financial measures used in this report, such as taxable equivalent net interest income and net interest margin, and efficiency ratio, are determined by methods other than in accordance with GAAP.

Taxable Equivalent Net Interest Income and Taxable Equivalent Net Interest Margin: Net interest income is commonly presented on a taxable equivalent basis. That is, to the extent that some component of the institution's net interest income will be exempt from taxation (e.g., was received by the institution as a result of its holdings of state or municipal obligations), an amount equal to the

tax benefit derived from that component is added back to the net interest income total. Management considers this adjustment helpful to investors in comparing one financial institution's net interest income (pre-tax) to that of another institution, as each will have a different proportion of tax-exempt items in their portfolios. Moreover, net interest income is itself a component of a second financial measure commonly used by financial institutions, net interest margin, which is the ratio of net interest income to average earning assets. For purposes of this measure as well, taxable equivalent net interest income is generally used by financial institutions, again to provide investors with a better basis of comparison from institution to institution. We calculate the taxable equivalent net interest margin by dividing GAAP net interest income, adjusted to include the benefit of non-taxable interest income, by average interest earnings assets.

The Efficiency Ratio: Financial institutions often use an "efficiency ratio" as a measure of expense control relative to revenue from net interest income and non-interest fee income. We calculate the efficiency ratio by dividing total noninterest expenses as determined under GAAP, excluding other real estate expense, net, strategic branch closing costs, and a non-recurring expense related to the settlement of a class action lawsuit, by net interest income (fully taxable equivalent) and total



TRUSTCO Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

noninterest income as determined under GAAP, excluding gain/loss on the disposal of assets from strategic branch closures from this calculation. We believe that this provides a reasonable measure of primary banking expenses relative to primary banking revenue. Additionally, we believe this measure is important to investors looking for a measure of efficiency in our productivity measured by the amount of revenue generated for each dollar spent.

We believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding the Company's financial position, results and ratios. Management internally assesses our performance based, in part, on these measures. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures reported by other companies.

A reconciliation of the non-GAAP measures of taxable equivalent net interest margin and efficiency ratio to the most directly comparable GAAP financial measures is set forth below.

(dollars in thousands, except per share amounts)
(Unaudited)

	Years ended				
	12/31/23	**12/31/22**	**12/31/21**	**12/31/20**	**12/31/19**
Taxable Equivalent Net Interest Margin					
Net interest income (GAAP)	**$ 171,845**	$ 180,135	$ 160,408	$ 153,580	$ 155,807
Taxable Equivalent Adjustment	**-**	1	1	3	5
Net interest income (Taxable Equivalent) (Non-GAAP)	**$ 171,845**	$ 180,136	$ 160,409	$ 153,583	$ 155,812
Total Interest Earning Assets	**5,910,391**	6,014,850	5,928,077	5,403,000	5,023,914
Net Interest Margin (GAAP)	**2.91%**	2.99%	2.71%	2.84%	3.10%
Taxable Equivalent Net Interest Margin (Non-GAAP)	**2.91%**	2.99%	2.71%	2.84%	3.10%

	Years ended				
	12/31/23	12/31/22	12/31/21	12/31/20	12/31/19
Efficiency Ratio					
Net interest income (Taxable Equivalent) (Non-GAAP)	**$171,845**	$180,136	$160,409	$153,583	$155,812
Non-interest income (GAAP)	**18,315**	19,260	17,937	17,170	18,591
Non-recurring loss	**101**	-	-	-	-
Less: Net gain on securities	**-**	-	-	1,155	-
Less: Net gain on sale of building and net gain on sale of nonperforming loans	**-**	268	-	-	-
Revenue used for efficiency ratio (Non-GAAP)	**$190,261**	$199,128	$178,346	$169,598	$174,403
Total Noninterest expense (GAAP)	**$111,297**	$100,319	$101,662	$ 95,704	$ 97,730
Less: Branch closure expense	**114**	-	-	-	-
Less: Non-recurring expenses[(1)]	**2,750**	-	-	-	-
Less: Other real estate (income) expense, net	**524**	310	183	92	(166)
Expenses used for efficiency ratio (Non-GAAP)	**$107,909**	$100,009	$101,479	$ 95,612	$ 97,896
Efficiency Ratio	**56.72%**	50.22%	56.90%	56.38%	56.13%

(1) There were no non-recurring losses or expenses in the prior periods.



TRUSTCO
Bank Corp NY

Glossary of Terms

Allowance for Credit Losses on Loans:

A balance sheet account which represents management's estimate of expected credit losses in the loan portfolio. The provision for credit losses is added to the allowance account, charge offs of loans decrease the allowance balance and recoveries on previously charged off loans serve to increase the balance.

Basic Earnings Per Share:

Net income divided by the weighted average number of common shares outstanding (including participating securities) during the period.

Cash Dividends Per Share:

Total cash dividends for each share outstanding on the record dates.

Common equity tier 1 capital ratio

Common equity Tier 1 capital to risk weighted assets

Comprehensive Income (Loss):

Net income plus the change in selected items recorded directly to capital such as the net change in unrealized market gains and losses on securities available for sale and the overfunded/underfunded positions in the retirement plans.

Core Deposits:

Deposits that are traditionally stable, including all deposits other than time deposits of $250,000 or more.

Derivative Investments:

Investments in futures contracts, forwards, swaps, or other investments with similar characteristics.

Diluted Earnings Per Share:

Net income divided by the weighted average number of common shares outstanding during the period, taking into consideration the effect of any dilutive stock options.

Earning Assets:

The sum of interest-bearing deposits with banks, securities available for sale, securities held to maturity, trading securities, loans, net of unearned income, and Federal Funds sold and other short-term investments.

Efficiency Ratio:

Noninterest expense (excluding other real estate expense) divided by taxable equivalent net interest income plus noninterest income (excluding securities transactions and other component income items). This is an indicator of the total cost of operating the Company in relation to the total income generated.

Federal Funds Sold:

A short-term (generally one business day) investment of excess cash reserves from one bank to another.

Government Sponsored Enterprises ("GSE"):

Corporations sponsored by the United States government and include the Federal Home Loan Bank (FHLB), the Federal Home Loan Mortgage Corporation (FHLMC or Freddie Mac), the Federal National Mortgage Association (FNMA or Fannie Mae) and the Small Business Administration (SBA).

Individually Evaluated Loans:

Loans that no longer match the risk profile of the pool are individually assessed for credit losses. Non-accrual loans that have been delinquent 180 days or greater, commercial non-accrual loans and loans identified as troubled debt restructuring ("TDR") are individually assessed.

Interest Bearing Liabilities:

The sum of interest bearing deposits, Federal Funds purchased, securities sold under agreements to repurchase, short-term borrowings, and long-term debt.

Interest Rate Spread:

The difference between the taxable equivalent yield on earning assets and the rate paid on interest bearing liabilities.

Liquidity:

The ability to meet loan commitments, deposit withdrawals, and maturing borrowings as they come due.

Loan Modifications:

A refinanced loan in which the bank allows the borrower certain concessions that would normally not be considered. The concessions are made in light of


the borrower's financial difficulties and the bank's objective to maximize recovery on the loan. Loan modifications are considered impaired loans.

Net Interest Income:

The difference between income on earning assets and interest expense on interest bearing liabilities.

Net Interest Margin:

Fully taxable equivalent net interest income as a percentage of average earning assets.

Net Loans Charged Off:

Reductions to the allowance for credit losses on loans written off as losses, net of the recovery of loans previously charged off.

Nonaccrual Loans:

Loans for which no periodic accrual of interest income is recognized.

Nonperforming Assets:

The sum of nonperforming loans plus foreclosed real estate properties.

Nonperforming Loans:

The sum of loans in a nonaccrual status (for purposes of interest recognition), plus accruing loans three payments or more past due as to principal or interest payments.

Parent Company:

A company that owns or controls a subsidiary through the ownership of voting stock.

Real Estate Owned:

Real estate acquired through foreclosure proceedings.

Return on Average Assets:

Net income as a percentage of average total assets.

Return on Average Equity:

Net income as a percentage of average equity.

Reverse Stock Split:

Effective as of May 28, 2021, the Company completed a 1-for-5 reverse stock split (the "Reverse Stock Split") of the Company's issued and outstanding shares of common stock, par value $1.00 per share, as previously approved by our shareholders. Proportional adjustments were made to the Company's issued and outstanding common stock and to the exercise price and number of shares issuable upon exercise of the options outstanding under the Company's equity incentive plans, and the number of shares subject to restricted stock units under the Company's equity incentive plans. No fractional shares of common stock were issued in connection with the Reverse Stock Split, and shareholders received cash in lieu of any fractional shares. All references herein to common stock and per share data for all periods presented in the consolidated financial statements and notes thereto, have been retrospectively adjusted to reflect the Reverse Stock Split.

Risk-Adjusted Assets:

A regulatory calculation that assigns risk factors to various assets on the balance sheet.

Risk-Based Capital:

The amount of capital required by federal regulatory standards, based on a risk-weighting of assets.

Subprime Loans:

Loans, including mortgages, that are underwritten based on non-traditional guidelines or structured in non-traditional ways, typically with the goal of facilitating the approval of loans that more conservative lenders would likely decline.

Tangible Book Value Per Share:

Total shareholders' equity (less goodwill) divided by shares outstanding on the same date. This provides an indication of the tangible book value of a share of stock.

Taxable Equivalent ("TE"):

Tax exempt income that has been adjusted to an amount that would yield the same after tax income had the income been subject to taxation at the statutory federal and/or state income tax rates.



Glossary of Terms *(continued)*

Tier 1 Capital:

Total shareholders' equity excluding accumulated other comprehensive income.

Troubled Debt Restructurings (TDRs):

Prior to 2023, a refinanced loan in which the bank allows the borrower certain concessions that would normally not be considered. The concessions are made in light of the borrower's financial difficulties and the bank's objective to maximize recovery on the loan. TDRs are considered impaired loans.



Management's Report on Internal Control over Financial Reporting

The management of TrustCo Bank Corp NY is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)). TrustCo's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has completed an assessment of TrustCo Bank Corp NY's internal control over financial reporting as of December 31, 2023. In making this assessment, we used the criteria set forth by the 2013 Internal Control - Integrated Framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the "COSO" criteria. Based on our assessment, we believe that, as of December 31, 2023, the Company maintained effective internal control over financial reporting.

The Company's internal control over financial reporting as of December 31, 2023 has been audited by Crowe LLP, the Company's independent registered public accounting firm, as stated in their report which is included herein.

Robert J. McCormick
Chairman, President, and Chief Executive Officer

Michael M. Ozimek
Executive Vice President, and Chief Financial Officer

March 11, 2024



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Trustco Bank Corp NY
Glenville, New York

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of condition of Trustco Bank Corp NY (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on Internal Control – Integrated Framework: (2013) issued by COSO.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for credit losses effective January 1, 2022 due to the adoption of Financial Accounting Standards Board ("FASB") Accounting Standards Codification No. 326, Financial Instruments – Credit Losses ("ASC 326"). The Company adopted the new credit loss standard using the modified retrospective method such that prior period amounts are not adjusted and continue to be reported in accordance with previously applicable generally accepted accounting principles.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses – Qualitative Factors

The Company adopted ASC 326 ("CECL") on January 1, 2022, as described in Note 1 and referred to in the change in accounting principle explanatory paragraph above. The estimates of expected credit losses under the CECL methodology required under ASC 326 are based on relevant information about current conditions, past events, and reasonable and supportable forecasts regarding collectability of the reported amounts. In order to estimate the expected credit losses for loans, the Company utilized a discounted cash flow model which calculated a historical loss rate for each of the identified loan segments. The historical loss rates were then adjusted with qualitative factors and for reasonable and supportable forecast.

The determination of qualitative factors involves significant professional judgment and the use of subjective measurement by management. Evaluating management's judgments in their determination of these qualitative factors required a high degree of auditor effort and judgment. Therefore, we considered the collective nature of the qualitative factors to be a critical audit matter due to: the subjective nature of the qualitative factors, the resulting measurement uncertainty, and the significance of the portion of the allowance for credit losses determined through qualitative factors.

The primary procedures we performed to address this critical audit matter included:

- Testing of design and operating effectiveness of management's internal controls over the (i) reasonableness of significant assumptions used in the development of the qualitative factors; (ii) relevance and reliability of the data used in the determination of the qualitative factors and (iii) mathematical accuracy.

- Testing management's process related to the evaluation of qualitative factors. Procedures included (i) testing the relevance and reliability of significant data; (ii) evaluating the reasonableness of significant assumptions; and (iii) evaluating the overall reasonableness of the allowance for credit losses.

CROWE LLP

We have served as the Company's auditor since 2009.

New York, New York
March 11, 2024


TRUSTCO
Bank Corp NY

Consolidated Statements of Income

(dollars in thousands, except per share data)

	Years ended December 31,		
	2023	2022	2021
Interest and dividend income:			
Interest and fees on loans	**$187,456**	$162,214	$159,168
Interest and dividends on securities available for sale:			
U. S. government sponsored enterprises	**2,805**	1,405	314
State and political subdivisions	**2**	2	2
Mortgage-backed securities and collateralized mortgage obligations-residential	**6,146**	5,677	4,515
Corporate bonds	**1,987**	1,804	1,065
Small Business Administration-guaranteed participation securities	**437**	551	745
Other	**10**	9	20
Total interest and dividends on securities available for sale	**11,387**	9,448	6,661
Interest on held to maturity securities:			
Mortgage-backed securities and collateralized mortgage obligations-residential	**296**	343	435
Total interest on held to maturity securities	**296**	343	435
Federal Home Loan Bank stock	**500**	305	260
Interest on federal funds sold and other short-term investments	**26,567**	14,292	1,458
Total interest and dividend income	**226,206**	186,602	167,982
Interest expense:			
Interest on deposits	**53,352**	5,727	6,665
Interest on short-term borrowings	**1,009**	740	909
Total interest expense	**54,361**	6,467	7,574
Net interest income	**171,845**	180,135	160,408
Provision (Credit) for credit losses	**1,250**	(341)	(5,450)
Net interest income after provision (credit) for credit losses	**170,595**	180,476	165,858
Noninterest income:			
Trustco Financial Services income	**6,425**	7,037	7,358
Fees for services to customers	**10,648**	10,947	9,799
Other	**1,242**	1,276	780
Total noninterest income	**18,315**	19,260	17,937
Noninterest expense:			
Salaries and employee benefits	**51,242**	45,904	48,721
Net occupancy expense	**17,427**	17,527	17,742
Equipment expense	**7,610**	6,487	6,617
Professional services	**6,245**	5,577	6,108
Outsourced services	**10,039**	9,210	8,384
Advertising expense	**1,878**	2,046	1,975
FDIC and other insurance expense	**4,300**	3,159	3,010
Other real estate expense, net	**524**	310	183
Other	**12,032**	10,099	8,922
Total noninterest expense	**111,297**	100,319	101,662
Income before income taxes	**77,613**	99,417	82,133
Income taxes	**18,967**	24,183	20,614
Net income	**$ 58,646**	$ 75,234	$ 61,519
Earnings per share:			
Basic	**$ 3.08**	$ 3.93	$ 3.19
Diluted	**$ 3.08**	$ 3.93	$ 3.19

See accompanying notes to consolidated financial statements.



Consolidated Statements of Comprehensive Income

(dollars in thousands)

| | Years ended December 31, | | |
	2023	2022	2021
Net income	**$58,646**	$ 75,234	$61,519
Net unrealized holding gain (loss) on securities available for sale	**11,293**	(43,513)	(9,715)
Tax effect	**(2,921)**	11,268	2,503
Net unrealized gain (loss) on securities available for sale, net of tax	**8,372**	(32,245)	(7,212)
Change in overfunded position in pension and postretirement plans arising during the year	**7,955**	(8,266)	10,297
Tax effect	**(2,067)**	2,148	(2,675)
Change in overfunded position in pension and postretirement plans arising during the year, net of tax	**5,888**	(6,118)	7,622
Amortization of net actuarial gain	**(423)**	(1,008)	(674)
Amortization of prior service cost (credit)	**13**	(313)	405
Tax effect	**107**	343	70
Amortization of net actuarial gain and prior service cost (credit) on pension and postretirement plans, net of tax	**(303)**	(978)	(199)
Other comprehensive income (loss), net of tax	**13,957**	(39,341)	211
Comprehensive income	**$72,603**	$ 35,893	$61,730

See accompanying notes to consolidated financial statements.


TRUSTCO
Bank Corp NY

Consolidated Statements of Condition

(dollars in thousands, except per share data)

	As of December 31,	
	2023	2022
ASSETS		
Cash and due from banks	**$ 49,274**	$ 43,429
Federal funds sold and other short term investments	**528,730**	607,170
Total cash and cash equivalents	**578,004**	650,599
Securities available for sale	**452,289**	481,513
Held to maturity securities ($6,396 and $7,580 fair value at December 31, 2023 and 2022, respectively).	**6,458**	7,707
Federal Home Loan Bank stock	**6,203**	5,797
Loans, net of deferred costs	**5,002,879**	4,733,201
Less: Allowance for credit loss on loans	**48,578**	46,032
Net loans	**4,954,301**	4,687,169
Bank premises and equipment, net	**34,007**	32,556
Operating lease right-of-use assets	**40,542**	44,727
Other assets	**96,387**	89,984
Total assets	**$6,168,191**	$6,000,052
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Demand	**$ 754,532**	$ 838,147
Savings accounts	**1,179,241**	1,521,473
Interest-bearing checking	**1,015,213**	1,183,321
Money market deposit accounts	**565,767**	621,106
Time accounts	**1,836,024**	1,028,763
Total deposits	**5,350,777**	5,192,810
Short-term borrowings	**88,990**	122,700
Operating lease liabilities	**44,471**	48,980
Accrued expenses and other liabilities	**38,668**	35,575
Total liabilities	**5,522,906**	5,400,065
Commitments and contingent liabilities		
SHAREHOLDERS' EQUITY:		
Capital stock: $1.00 par value; 30,000,000 shares authorized, 20,058,142 shares issued and 19,024,433 shares outstanding at both December 31, 2023 and 2022.	**20,058**	20,058
Surplus	**257,181**	257,078
Undivided profits	**425,069**	393,831
Accumulated other comprehensive loss, net of tax	**(13,237)**	(27,194)
Treasury stock: 1,033,709 shares, at cost, at both December 31, 2023 and 2022	**(43,786)**	(43,786)
Total shareholders' equity	**645,285**	599,987
Total liabilities and shareholders' equity	**$6,168,191**	$6,000,052

See accompanying notes to consolidated financial statements.


TRUSTCO
Bank Corp NY

Consolidated Statements of Changes in Shareholders' Equity

(dollars in thousands, except per share data)

	Capital Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Beginning balance, January 1, 2021[1]	$20,041	$256,606	$313,974	$ 11,936	$(34,396)	$568,161
Net income	-	-	61,519	-	-	61,519
Change in other comprehensive income (loss), net of tax	-	-	-	211	-	211
Cash used to Settle fractional shares in the Reverse Stock Split	(5)	(195)	-	-	-	(200)
Stock options exercises (9,923 shares issues)[1]	10	250	-	-	-	260
Cash dividend declared, $1.3719 per share[1]	-	-	(26,437)	-	-	(26,437)
Purchase of treasury stock (71,260 shares)[1]	-	-	-	-	(2,386)	(2,386)
Ending balance, December 31, 2021	$20,046	$256,661	$349,056	$ 12,147	$(36,782)	$601,128
Cumulative impact of adoption of ASU 2016-13			(3,470)			(3,470)
Balance, January 1, 2022 as adjusted for impact of adoption of ASU 2016-13	$20,046	$256,661	$345,586	$ 12,147	$(36,782)	$597,658
Net income	-	-	75,234	-	-	75,234
Change in other comprehensive (loss) income, net of tax	-	-	-	(39,341)	-	(39,341)
Stock options exercises (12,458 shares issued)	12	417	-	-	-	429
Cash dividend declared, $1.4100 per share	-	-	(26,989)	-	-	(26,989)
Purchase of treasury stock (208,014 shares)	-	-	-	-	(7,004)	(7,004)
Ending balance, December 31, 2022	$20,058	$257,078	$393,831	$(27,194)	$(43,786)	$599,987
Net income	-	-	58,646	-	-	58,646
Change in other comprehensive income (loss), net of tax	-	-	-	13,957	-	13,957
Cash dividend declared, $1.4400 per share	-	-	(27,408)	-	-	(27,408)
Stock based compensation expense	-	103	-	-	-	103
Ending balance, December 31, 2023	$20,058	$257,181	$425,069	$(13,237)	$(43,786)	$645,285

---

(1)   All periods presented have been adjusted for the 1 for 5 reverse stock split which occurred on May 28, 2021.

See accompanying notes to consolidated financial statements.


TRUSTCO
Bank Corp NY

Consolidated Statements of Cash Flows

(dollars in thousands, except per share data)

	Years ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income	**$ 58,646** $	75,234 $	61,519
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**4,114**	4,101	4,219
Amortization of right-of-use asset	**6,672**	6,452	6,383
Net gain on sale of other real estate owned	**(355)**	(122)	(216)
Writedown of other real estate owned	**143**	68	121
Provision (Credit) for credit losses	**1,250**	(341)	(5,450)
Deferred tax expense (benefit)	**2,156**	4,114	(238)
Net amortization of securities	**1,734**	2,266	3,955
Stock based compensation expense	**103**	-	-
Net loss (gain) on sale of bank premises and equipment	**101**	(315)	-
(Increase) Decrease in taxes receivable	**(79)**	4,906	(148)
(Increase) Decrease in interest receivable	**(2,192)**	(2,393)	932
Increase (Decrease) in interest payable	**3,010**	439	(311)
Increase in other assets	**(5,588)**	(8,432)	(10,247)
Decrease in operating lease liabilities	**(6,996)**	(6,829)	(6,652)
Increase (Decrease) in accrued expenses and other liabilities	**1,410**	(522)	1,498
Total adjustments	**5,483**	3,392	(6,154)
Net cash provided by operating activities	**64,129**	78,626	55,365
Cash flows from investing activities:			
Proceeds from paydowns and calls of securities available for sale	**53,503**	68,954	148,609
Purchases of securities available for sale	**(19,678)**	(203,516)	(139,962)
Proceeds from maturities of securities available for sale	**5,008**	15,057	9,162
Proceeds from calls and maturities of held to maturity securities	**1,199**	2,142	3,780
Purchases of Federal Reserve Bank and Federal Home Loan Bank stock	**(406)**	(193)	(98)
Net increase in loans	**(269,952)**	(296,343)	(194,677)
Proceeds from dispositions of other real estate owned	**2,399**	588	764
Proceeds from dispositions of bank premises and equipment	**-**	470	6
Purchases of bank premises and equipment	**(5,666)**	(3,785)	(2,840)
Net cash used in investing activities	**(233,593)**	(416,626)	(175,256)
Cash flows from financing activities:			
Net change in deposits	**157,967**	(75,319)	230,936
Net change in short-term borrowings	**(33,710)**	(121,986)	29,931
Proceeds from exercise of stock options and related tax benefits	**-**	429	260
Cash used to settle fractional shares in the Reverse Stock Split	**-**	-	(200)
Purchases of treasury stock	**-**	(7,004)	(2,386)
Dividends paid	**(27,388)**	(26,991)	(26,279)
Net cash provided by (used in) financing activities	**96,869**	(230,871)	232,262
Net (decrease) increase in cash and cash equivalents	**(72,595)**	(568,871)	112,371
Cash and cash equivalents at beginning of period	**650,599**	1,219,470	1,107,099
Cash and cash equivalents at end of period	**$ 578,004** $	650,599	$1,219,470

See accompanying notes to consolidated financial statements.



Consolidated Statements of Cash Flows *(continued)*

(dollars in thousands, except per share data)

	Years ended December 31,		
	2023	2022	2021
Cash paid during the year for:			
Interest paid	**$51,351**	$ 6,028	$ 7,885
Income taxes paid	**19,064**	19,459	20,493
Non cash investing and financing activites:			
Transfer of loans to real estate owned	**320**	2,233	490
Change in dividends payable	**20**	(2)	158
Change in unrealized gain (loss) on securities available for sale - gross of deferred taxes	**11,293**	(43,513)	(9,715)
Change in deferred tax effect on unrealized (gain) loss on securities available for sale, net of reclassification adjustment	**(2,921)**	11,268	2,503
Amortization of net actuarial gain and prior service credit on pension and post retirement plans, gross of deferred taxes	**(410)**	(1,321)	(269)
Change in deferred tax effect of amortization of net actuarial gain and prior service credit on pension and post retirement plans	**107**	343	70
Change in overfunded portion of pension and post retirement benefit plans (ASC 715) - gross of deferred taxes	**7,955**	(8,266)	10,297
Deferred tax effect of change in overfunded portion of pension and post retirement benefit plans (ASC 715)	**(2,067)**	2,148	(2,675)

See accompanying notes to consolidated financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Basis of Presentation

The accounting and financial reporting policies of TrustCo Bank Corp NY (the Company or TrustCo), ORE Subsidiary Corp., Trustco Bank (referred to as Trustco Bank or the Bank), and its wholly owned subsidiaries, Trustco Realty Corporation, Trustco Insurance Agency, Inc., ORE Property, Inc. and its subsidiaries ORE Property One, Inc. and ORE Property Two, Inc. conform to general practices within the banking industry and are in conformity with U.S. generally accepted accounting principles. A description of the more significant policies follows.

Consolidation

The consolidated financial statements of the Company include the accounts of the subsidiaries after elimination of all significant intercompany accounts and transactions.

Reverse Stock Split

Effective as of May 28, 2021, the Company completed a 1-for-5 reverse stock split (the ''Reverse Stock Split'') of the Company's issued and outstanding shares of common stock, par value $1.00 per share. Proportional adjustments were made to the Company's issued and outstanding common stock and to the exercise price and number of shares issuable upon exercise of the options outstanding under the Company's equity incentive plans, and the number of shares subject to restricted stock units under the Company's equity incentive plans. No fractional shares of common stock were issued in connection with the Reverse Stock Split, and shareholders received cash in lieu of any fractional shares. All references herein to common stock and per share data for all periods presented in the consolidated financial statements and notes thereto, have been retrospectively adjusted to reflect the Reverse Stock Split.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Available for Sale and Held to Maturity (Debt Securities)

Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are generally amortized on the level-yield method without anticipating prepayments. Premiums on callable debt securities are amortized to their earlier call date. Discounts are amortized to maturity date. Gains and losses are recorded on the trade date and determined using the specific identification method.

A debt security is placed on non-accrual status at the time any principal or interest payments become 90 days delinquent. Interest accrued but not received for a security placed on non-accrual is reversed against interest income.

The Company measures expected credit losses on securities held to maturity debt on a collective basis. Accrued interest receivable on held to maturity debt securities is excluded from the estimate of credit losses. The estimate of expected credit losses considers nature of the Issuer, historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Based on the nature of the issuer, there is no allowance for credit losses on held to maturity securities.

The Company evaluates securities available for sale in an unrealized loss position for other than temporary impairment (''OTTI'') by first assessing whether it intends to sell or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For available for sale debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Additional discussion of OTTI is included in Note 3 of the consolidated financial statements.

Federal Reserve Bank of New York (Reserve Bank) and Federal Home Loan Bank (FHLB) stock

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Dividends are reported as income. The Bank was also a member of the Federal Reserve Bank of New York until it discontinued its membership in 2020 and the Reserve Bank stock was redeemed. Prior to the stock redemption, the Reserve Bank stock was carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Any dividends received were reported as income.

Loans

Loans that management has the intent and ability to hold for the near future or until maturity or payoff are reported at amortized cost net of allowance for credit losses on loans. Amortized cost is the principal balance outstanding, net of deferred loan fees and costs. Interest income is accrued on unpaid principal balances. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income from mortgage and commercial loans is discontinued and placed on non-accrual status at the time the loan is 90 days delinquent. Non-accrual loans are individually reviewed and charged off at 180 days past due. Commercial loans are charged off to the extent principal or interest is deemed uncollectible. In all cases, loans are placed on

non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Under the cash-basis method, interest income is recorded when the payment is received in cash. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought to current and future payments are reasonably assured.

Allowance for Credit Losses on Loans

The allowance for credit losses on loans ("ACLL") is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectibility of the loan balance is confirmed. Expected recoveries are not to exceed the aggregate of amounts previously charged-off and expected to be charged-off. Accrued interest receivable is excluded from the estimate of credit losses.

The level of the ACLL represents management's estimate of expected credit losses over the expected life of the loans at the balance sheet date. The Company uses the Discounted Cash Flow method to determine the historical loss experience using the probability of default and loss given default approach. The level of the ACLL is based on management's ongoing review of all relevant information, from internal and external sources, relating to past and current events, utilizing an 8-quarter reasonable and supportable forecast period with immediate reversion. Management has determined unemployment rates for key metropolitan areas in New York and Florida as its primary economic indicator to be utilized for the forecast. Management also considers other economic indicators are considered as a part of the qualitative framework. The ACLL reserve is overlaid with qualitative considerations for changes in underwriting standards, portfolio mix, delinquency levels, or economic conditions such as changes in the consumer pricing index ("CPI"), property values, and gross metro product to make adjustments to historical loss information ("qualitative factors"). The determination


of qualitative factors involves significant judgement and subjective measurement.

The ACLL is measured on a collective (pool) basis when similar risk characteristics exist. The Company evaluates its risk characteristics of loans based on regulatory call report code with sub-segmentation based on geographic territory (New York and Florida). Risk characteristics relevant to each portfolio segment are as follows:

Commercial: Commercial real estate loans and other commercial loans are made based primarily on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Commercial real estate collateral is generally located within the Bank's geographic territories; while collateral for non-real estate secured commercial loans is typically accounts receivable, inventory, and/or equipment. Repayment is primarily dependent upon the borrower's ability to service the debt based upon cash flows generated from the underlying business. Additional support involves liquidation of the pledged collateral and enforcement of a personal guarantee, if a guarantee is obtained.

Residential real estate: Residential real estate loans, including first mortgages, home equity loans and home equity lines of credit, are collateralized by first or second liens on one-to-four family residences generally located within the Bank's market areas. Proof of ownership title, clear mortgage title, and hazard insurance coverage are normally required.

Installment: The Company's installment loans are primarily made up of installment loans, personal lines of credit, as well as secured and unsecured credit cards. The installment loans represent a relatively small portion of the loan portfolio and are primarily used for personal expenses and are secured by automobiles, equipment and other forms of collateral, while personal lines of credit are unsecured as are most credit card loans.

Loans that do not share risk characteristics are evaluated on an individual basis, which the Company has determined are non-accrual loans that have been delinquent 180 days or greater, commercial non-accrual loans and loans identified as loan modifications. Loans evaluated individually are not also included in the collective evaluation. Estimates of specific allowance may be determined by the present value of anticipated future cash flows or the loan's observable fair market value, or the fair value of the

collateral less costs to sell, if the loan is collateral dependent. However, for collateral dependent loans, the amount of the amortized cost in a loan that exceeds the fair value of the collateral is charged-off against the allowance for credit losses on loans in lieu of an allocation of a specific allowance amount when such an amount has been identified definitively as uncollectible.

A loan for which terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, is considered a loan modification. In situations where the Bank considers a loan modification, management determines whether the borrower is experiencing financial difficulty by performing an evaluation of the probability that the borrower will be in payment default on any of its debt in the near future without the modification. This evaluation is performed under the Company's underwriting policy. Generally, the modification of the terms of loans was the result of the borrower filing for bankruptcy protection. Chapter 13 bankruptcies generally include the deferral of all past due amounts for a period of generally 60 months in accordance with the bankruptcy court order. In the case of Chapter 7 bankruptcies, even though there was no modification of terms, the borrowers' debt to the Company was discharged and they may not reaffirm the debt.

Loan modifications that have subsequently defaulted have the underlying collateral evaluated at the time these loans were identified as loan modifications, and a charge-off was taken at that time, if necessary. Collateral values on these loans are reviewed for collateral sufficiency on a quarterly basis.

The allowance for unfunded commitments is maintained at a level by the Company determined to be sufficient to absorb expected lifetime losses related to unfunded credit facilities (including unfunded loan commitments and letters of credit). The allowance for unfunded commitments is recorded as a separate liability and is included with Accrued expenses and other liabilities on the consolidated statements of condition. Changes in the reserve are recorded through the provision for credit losses on the consolidated statements of income.

Prior to the adoption of CECL, the Company calculated the allowance for loan losses under the incurred loss methodology.



TRUSTCO
Bank Corp NY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Bank Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on either the straight-line or accelerated methods over the remaining useful lives of the assets; generally 20 to 40 years for buildings, 3 to 7 years for furniture and equipment, and the shorter of the estimated life of the asset or the lease term for leasehold improvements.

Other Real Estate Owned

Assets that are acquired through or instead of foreclosure are initially recorded at fair value less costs to sell. These assets are subsequently accounted for at the lower of cost or fair value less costs to sell. Subsequent write downs and gains and losses on sale are included in noninterest expense. Operating costs after acquisition are also included in noninterest expense. At December 31, 2023 and 2022, there were $194 thousand and $2.1 million, respectively, of other real estate owned included in the category of Other Assets in the accompanying Consolidated Statements of Condition.

Income Taxes

Deferred taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the "more likely than not" test, no benefit is recorded.

Dividend Restrictions

The Company's ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company. The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements and the filing of notices with the Bank's and the Company's regulators. The Bank's primary regulator may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation, or agreement between the Bank and a regulator or a condition imposed in a previously

approved application or notice. Currently the Bank meets the regulatory definition of a well-capitalized institution. During 2024, the Bank could declare dividends of approximately $99.8 million plus any 2024 net profits retained to the date of the dividend declaration.

Benefit Plans

The Company has a defined benefit pension plan covering substantially all of its employees who participated in the plan before it was frozen as of December 31, 2006. The benefits are based on years of service and the employee's compensation.

The Company has a postretirement benefit plan that permits retirees under age 65 to participate in the Company's medical plan by which retirees pay all of their premiums.

Under certain employment contracts with selected executive officers, the Company is obligated to provide postretirement benefits to these individuals once they attain certain vesting requirements.

The Company recognized in the Consolidated Statement of Condition the funded status of the pension plan and postretirement benefit plan with an offset, net of tax, recorded in accumulated other comprehensive income (loss).

Stock-Based Compensation Plans

The Company has stock-based compensation plans for employees and directors. Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options while, for restricted stock awards, the fair value of the Company's common stock at the date of grant is used.

Compensation cost for stock options and restricted stock awards to be settled in stock are recognized over the required service period generally defined as the vesting period. The expense is recognized over the shorter of each award's vesting period or the retirement date for any awards that vest immediately upon eligible retirement.

Awards to be settled in cash based on the fair value of the Company's stock at vesting are treated as liability based awards.



Compensation costs for liability based awards are re-measured at each reporting date and recognized over the vesting period. For awards with performance based conditions, compensation cost is recognized over the performance period based on the Company's expectation of the likelihood of meeting the specific performance criteria.

Earnings Per Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. All outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. At December 31, 2023, 2022, and 2021, the Company did not have any unvested awards that would be considered participating securities.

Segment Reporting

The Company's operations are exclusively in the financial services industry and include the provision of traditional banking services. Management evaluates the performance of the Company based on only one business segment, that of community banking. The Company operates primarily in the geographical region of Upstate New York with branches also in Florida and the mid-Hudson valley region of New York. In the opinion of management, the Company does not have any other reportable segments as defined by "Accounting Standards Codification" (ASC) Topic 280, "Disclosure about Segments of an Enterprise and Related Information."

Cash and Cash Equivalents

The Company classifies cash on hand, cash due from banks, Federal Funds sold, and other short-term investments as cash and cash equivalents for disclosure purposes.

Trust Assets

Assets under management with the Trustco Financial Services Department are not included in the Company's consolidated financial statements because Trustco Financial Services holds these assets in a fiduciary capacity.

Comprehensive Income

Comprehensive income represents the sum of net income and items of other comprehensive income or loss, which are reported directly in shareholders' equity, net of tax, such as the change in net unrealized gain or loss on securities available for sale and changes in the funded position of the pension and postretirement benefit plans. Accumulated other comprehensive income or loss, which is a component of shareholders' equity, represents the net unrealized gain or loss on securities available for sale, net of tax and the funded position in the Company's pension plan and postretirement benefit plans, net of tax.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 13. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Recently Adopted Accounting Standards

On January 1, 2022, the Company adopted ASU 2016-13, "Financial Instruments - Credit Losses" (referred to as "CECL" and as Accounting Standards Codification Topic 326 ("ASC 326")), which amended existing guidance to replace current generally accepted accounting principles used to measure a reporting entity's credit losses. The main objective of this update is to provide financial statement users with enhanced financial disclosures for more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The allowance for credit losses on loans is a valuation account that is deducted from, or added to, the loans' amortized cost basis to present the net, lifetime amount expected to be collected on the loans. The measurement of expected credit losses under the CECL methodology applies to financial assets measured at amortized cost including loan receivables and held to maturity debt securities.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

The update also applies to off-balance sheet exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees and other similar instruments).

In addition, CECL made changes to the accounting for available for sale securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available for sale debt securities that management does not intend to sell or believes that it is more likely than not they will be required to sell.

The Company adopted CECL using the modified retrospective method for all financial assets measured at amortized cost and off-balance-sheet credit exposures. Results for reporting periods beginning after January 1, 2022 are presented under CECL while prior period amounts continue to be reported in accordance with previous applicable GAAP. On the adoption date, the Company increased the allowance for credit losses on loans by $2.4 million and increased the allowance for credit losses for unfunded commitments by $2.3 million (included in Accrued expenses and other liabilities). The Company recorded a net decrease to undivided profits of $3.5 million, net of $1.2 million in deferred tax balances as of January 1, 2022 for the cumulative effect of adopting CECL.

The Company did not record an allowance for credit losses as of January 1, 2022 on its securities available for sale or held to maturity.

The impact of the January 1, 2022 adoption entry is summarized in the table below:

(in thousands)	December 31, 2021 Pre-CECL Adoption	Impact of Adoption	January 1, 2022 Post-CECL Adoption
Assets:			
Allowance for credit losses on loans	$ 44,267	$ 2,353	$ 46,620
Allowance for credit losses on securities	-	-	-
Liabilities and shareholders' equity:			
Other liabilities (ACL unfunded loan commitments)	18	2,335	2,353
Tax Effect, net (included in other assets)	-	(1,218)	-
Total	44,285	3,470	48,973
Undivided Profits	$349,056	$(3,470)	$345,586

ASU 2022-02 - Financial Instruments - Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures: In March 2022, FASB issued ASU 2022-02 - Financial Instruments - Credit Losses (Topic 326) Troubled Debt Restructuring and Vintage

Disclosures. ASU 2022-02 eliminates the accounting guidance for TDRs by creditors in Subtopic 310-40, Receivables - Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. Additionally, the amendments in this ASU require that public business entities disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments - Credit Losses -Measured at Amortized Cost. For entities, like TrustCo, that have adopted the amendments in ASU 2016-13, the amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods within those years. Early adoption was permitted, including adoption in an interim period. An entity may have elected to adopt the loan modification guidance and related disclosure enhancements separately from the amendments related to vintage disclosures. The Company adopted the ASU on January 1, 2023 using the prospective approach and the adoption did not have a material impact to the Company, however, disclosures were modified for the new guidance.

(2) Cash and Cash Equivalents

Cash and Cash Equivalents includes cash on hand, due from banks, and Federal fund sold and short-term investments with original maturities of 90 days or less. The Federal Reserve Bank requires the bank to maintain certain reserve requirements. As of December 31, 2023 and 2022 this reserve requirement was zero.

(3) Investment Securities

(a) Securities available for sale

The amortized cost and fair value of the securities available for sale are as follows:

(dollars in thousands)	December 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government sponsored enterprises	$121,728	$ 5	$ 3,065	$118,668
State and political subdivisions. .	26	-	-	26
Mortgage backed securities and collateralized mortgage obligations - residential	263,182	270	25,775	237,677
Corporate bonds	80,150	-	2,098	78,052
Small Business Administration - guaranteed participation securities.	18,740	-	1,554	17,186
Other	687	11	18	680
Total securities available for sale	$484,513	$286	$32,510	$452,289


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(dollars in thousands)	December 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government sponsored enterprises	$124,123	$ 1	$ 5,937	$118,187
State and political subdivisions. .	34	-	-	34
Mortgage backed securities and collateralized mortgage obligations - residential	291,431	34	31,149	260,316
Corporate bonds	85,641	-	4,295	81,346
Small Business Administration - guaranteed participation securities.	23,115	-	2,138	20,977
Other	686	-	33	653
Total securities available for sale	$525,030	$35	$43,552	$481,513

The following table categorizes the amortized cost and fair value of debt securities included in the available for sale portfolio as of December 31, 2023, based on the securities' final maturity. Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty. Securities not due at a single maturity are shown separately:

(dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 70,701	$ 70,059
Due in after one year through five years	131,890	127,367
Mortgage backed securities and collateralized mortgage obligations - residential	263,182	237,677
Small Business Administration - guaranteed participation securities	18,740	17,186
	$484,513	$452,289

Gross unrealized losses on securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2023					
	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$-	$-	$116,163	$ 3,065	$116,163	$ 3,065
Mortgage backed securities and collateralized mortgage obligations - residential	-	-	227,891	25,775	227,891	25,775
Corporate bonds . .	-	-	78,052	2,098	78,052	2,098
Other	-	-	631	18	631	18
Small Business Administration - guaranteed participation securities.	-	-	17,186	1,554	17,186	1,554
Total	$-	$-	$439,923	$32,510	$439,923	$32,510

(dollars in thousands)	December 31, 2022					
	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$57,849	$ 1,290	$ 55,337	$ 4,647	$113,186	$ 5,937
Mortgage backed securities and collateralized mortgage obligations - residential	164,772	13,010	93,009	18,139	257,781	31,149
Corporate bonds . . .	52,805	2,395	28,542	1,900	81,347	4,295
Small Business Administration - guaranteed participation securities	802	71	20,175	2,067	20,977	2,138
Mortgage backed securities and collateralized mortgage obligations - commercial	-	-	-	-	-	-
Other	49	1	568	32	617	33
Total	$276,277	$16,767	$197,631	$26,785	$473,908	$43,552

The proceeds from sales, calls/paydowns and maturities of securities available for sale, and gross realized gains and gross realized losses from sales during 2023, 2022, and 2021 are as follows:

(dollars in thousands)	Years ended December 31,		
	2023	2022	2021
Proceeds from sales	$ -	$ -	$ -
Proceeds from calls/paydowns	53,503	68,954	148,609
Proceeds from maturities	5,008	15,057	9,162
Gross realized losses	-	-	-
Gross realized gains	-	-	-

The amount of securities pledged to secure short-term borrowings and for other purposes amounted to $155.3 million and $171.4 million at December 31, 2023 and 2022, respectively. There was no allowance for credit losses recorded for securities available for sale as of December 31, 2023 and 2022, respectively. All securities are performing in accordance with contractual terms.

57



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(b) Held to maturity securities

The amortized cost and fair value of the held to maturity securities are as follows:

(dollars in thousands)	December 31, 2023			
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	**$6,458**	**$74**	**$136**	**$6,396**
Total held to maturity	**$6,458**	**$74**	**$136**	**$6,396**

(dollars in thousands)	December 31, 2022			
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$7,707	$90	$217	$7,580
Total held to maturity	$7,707	$90	$217	$7,580

The following table categorizes the debt securities included in the held to maturity portfolio as of December 31, 2023, based on the securities' final maturity. Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty. Securities not due at a single maturity date are shown separately.

(dollars in thousands)	Amortized Cost	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	**$6,458**	**6,396**
	$6,458	**6,396**

Gross unrealized losses on held to maturity securities and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2023					
	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrec. Loss	Fair Value	Gross Unrec. Loss	Fair Value	Gross Unrec. Loss
Mortgage backed securities and collateralized mortgage obligations - residential	**$283**	**$3**	**$2,703**	**$133**	**$2,986**	**$136**
Total	**$283**	**$3**	**$2,703**	**$133**	**$2,986**	**$136**

(dollars in thousands)	December 31, 2022					
	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrec. Loss	Fair Value	Gross Unrec. Loss	Fair Value	Gross Unrec. Loss
Mortgage backed securities and collateralized mortgage obligations - residential	$3,327	$206	$258	$11	$3,585	$217
Total	$3,327	$206	$258	$11	$3,585	$217

There were no allowance for credit losses recorded for held to maturity securities during 2023 and 2022 and as of December 31, 2023 and 2022. As of December 31, 2023 and 2022, there were no securities on non-accrual status and all securities were performing in accordance with contractual terms.

(c) Concentrations

The Company has the following balances of securities held in the available for sale and held to maturity portfolios as of December 31, 2023 that represent greater than 10% of shareholders' equity:

(dollars in thousands)	Amortized Cost	Fair Value
Federal National Mortgage Association	**$165,146**	**$149,532**
Federal Home Loan Mortgage Corporation	**103,230**	**95,243**
Corporate Bonds	**80,150**	**78,052**

(d) Other-Than-Temporary-Impairment

Management evaluates securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. The investment securities portfolio is evaluated for OTTI by segregating the portfolio by type and applying the appropriate OTTI model.

In determining OTTI for debt securities, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether any other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

As of December 31, 2023, the Company's security portfolio included certain securities which were in an unrealized loss position, and are discussed below.

<u>U.S. government sponsored enterprises</u>

In the case of unrealized losses on U.S. government sponsored enterprises, because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2023.

<u>Mortgage backed securities and collateralized mortgage obligations – residential</u>

At December 31, 2023, all mortgage backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government sponsored entities and agencies, primarily Ginnie Mae, Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2023.

<u>Small Business Administration (SBA) - guaranteed participation securities:</u>

At December 31, 2023, all of the SBA securities held by the Company were issued and guaranteed by the U.S. Small Business Administration. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2023.

<u>Corporate Bonds and other</u>

At December 31, 2023, corporate bonds held by the Company are investment grade quality. Because the decline in fair value is attributable to changes in

interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2023.

(4) Loan Portfolio and Allowance for Credit Losses

The following table presents loans by portfolio segment:

(dollars in thousands)	December 31, 2023		
	New York and other states*	Florida	Total
Commercial:			
Commercial real estate	$ 212,754	$ 39,501	$ 252,255
Other	20,863	397	21,260
Real estate mortgage - 1 to 4 family:			
First mortgages	2,756,914	1,550,191	4,307,105
Home equity loans	44,152	13,806	57,958
Home equity lines of credit	212,298	135,117	347,415
Installment	12,057	4,829	16,886
Total loans, net	$3,259,038	$1,743,841	5,002,879
Less: Allowance for credit losses			48,578
Net loans			$4,954,301

*   Includes New York, New Jersey, Vermont and Massachusetts.

(dollars in thousands)	December 31, 2022		
	New York and other states*	Florida	Total
Commercial:			
Commercial real estate	$177,371	$32,551	$209,922
Other	20,221	868	21,089
Real estate mortgage - 1 to 4 family:			
First mortgages	2,776,989	1,369,913	4,146,902
Home equity loans	43,999	12,550	56,549
Home equity lines of credit	191,926	94,506	286,432
Installment	9,408	2,899	12,307
Total loans, net	$3,219,914	$1,513,287	4,733,201
Less: Allowance for credit losses			46,032
Net loans			$4,687,169

*   Includes New York, New Jersey, Vermont and Massachusetts.

Included in commercial loans above are Paycheck Protection Program ("PPP") loans totaling $620 thousand and $1.0 million as of December 31, 2023 and 2022, respectively.

At December 31, 2023 and 2022, the Company had approximately $29.1 million and $36.4 million, respectively, of real estate construction loans. Of the $29.1 million in real estate construction loans at December 31, 2023, approximately $8.0 million are secured by first mortgages to residential borrowers



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

while approximately $21.1 million were to commercial borrowers for residential construction projects. Of the $36.4 million in real estate construction loans at December 31, 2022, approximately $14.1 million are secured by first mortgages to residential borrowers while approximately $22.3 million were to commercial borrowers for residential construction projects. The majority of construction loans are in the Company's New York market.

At December 31, 2023 and 2022, loans to executive officers, directors, and to associates of such persons aggregated $29.3 million and $20.5 million, respectively. During 2023, approximately $16.0 million of new loans were made, and repayments of loans totaled approximately $7.2 million. The composition of the related parties' loan balances had no changes during the year. All loans are current according to their term.

TrustCo lends in the geographic territory of its branch locations in New York, Florida, Massachusetts, New Jersey and Vermont. Although the loan portfolio is diversified, a portion of its debtors' ability to repay depends significantly on the economic conditions prevailing in the respective geographic territory.

Allowance for credit losses on loans

The level of the ACLL is based on factors that influence management's current estimate of expected credit losses, including past events and current conditions. Consistent with the prior year, the Company has determined the Moody's Stagflation forecast scenario to be appropriate for the December 31, 2023 ACLL calculation. The Company selected the Moody's Stagflation economic forecast for credit losses as management expects that markets will experience a slight decline in economic conditions and an increase in the unemployment rate over the next two years.

Activity in the allowance for credit losses on loans by portfolio segment for the years ended December 31, 2023, and 2022 are summarized as follows:

(dollars in thousands)	For the year ended December 31, 2023			
	Commercial	Real Estate Mortgage-1 to 4 Family	Installment	Total
Balance at beginning of period . . .	$2,596	$43,271	$165	$46,032
Loans charged off:				
New York and other states* . . .	-	371	97	468
Florida	-	-	79	79
Total loan chargeoffs	-	371	176	547
Recoveries of loans previously charged off:				
New York and other states* . . .	129	392	45	566
Florida	-	25	2	27
Total recoveries	129	417	47	593
Net loans (recoveries) charged off . .	(129)	(46)	129	(46)
(Credit) provision for credit losses. .	10	2,308	182	2,500
Balance at end of period.	$2,735	$45,625	$218	$48,578

* Includes New York, New Jersey, Vermont and Massachusetts.

(dollars in thousands)	For the year ended December 31, 2022			
	Commercial	Real Estate Mortgage-1 to 4 Family	Installment	Total
Balance at beginning of period . . .	$3,135	40,689	443	44,267
Impact of ASU 2016—13, Current Expected Credit Loss (CECL). .	(986)	3,717	(378)	2,353
Balance as of January 1, 2022 as adjusted for ASU 2016-13	2,149	44,406	65	46,620
Loans charged off:				
New York and other states* . . .	40	24	87	151
Florida	-	-	1	1
Total loan chargeoffs	40	24	88	152
Recoveries of loans previously charged off:				
New York and other states* . . .	4	450	7	461
Florida	-	-	3	3
Total recoveries	4	450	10	464
Net loan recoveries	36	(426)	78	(312)
(Credit) provision for loan losses . .	483	(1,561)	178	(900)
Balance at end of period.	$2,596	43,271	165	46,032

* Includes New York, New Jersey, Vermont and Massachusetts.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Activity in the allowance for loan losses by portfolio segment as calculated under the probable incurred loss method for the year ended December 31, 2021 is as follows:

(dollars in thousands)	For the year ended December 31, 2021			
	Commercial	Real Estate Mortgage-1 to 4 Family	Installment	Total
Balance at beginning of period. . . .	$ 4,140	$44,950	$505	$49,595
Loans charged off:				
New York and other states* . . .	30	339	58	427
Florida.	-	1	2	3
Total loan chargeoffs	30	340	60	430
Recoveries of loans previously charged off:				
New York and other states* . . .	32	464	54	550
Florida.	-	2	-	2
Total recoveries	32	466	54	552
Net loans charged off	(2)	(126)	6	(122)
Credit for loan losses	(1,007)	(4,387)	(56)	(5,450)
Balance at end of period	$ 3,135	$40,689	$443	$44,267

* Includes New York, New Jersey, Vermont and Massachusetts.

The following tables present the balance in the allowance for credit losses on loans by portfolio segment and based on impairment evaluation as of December 31, 2023 and 2022:

(dollars in thousands)	As of December 31, 2023			
	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total
Allowance for credit losses on loans:				
Ending allowance balance attributable to loans:				
Individually evaluated for impairment . .	$ -	$ -	$ -	$ -
Collectively evaluated for impairment	2,735	45,625	218	48,578
Total ending allowance balance.	$ 2,735	$ 45,625	$ 218	$ 48,578
Loans:				
Individually evaluated for impairment	$ 957	$ 23,628	$ 144	$ 24,729
Collectively evaluated for impairment	272,558	4,688,850	16,742	4,978,150
Total ending loans balance.	$273,515	$4,712,478	$16,886	$5,002,879

(dollars in thousands)	As of December 31, 2022			
	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total
Allowance for credit losses on loans:				
Ending allowance balance attributable to loans:				
Individually evaluated for impairment	$ -	$ -	$ -	$ -
Collectively evaluated for impairment	2,596	43,271	165	46,032
Total ending allowance balance .	$ 2,596	43,271	165	46,032
Loans:				
Individually evaluated for impairment	$ 646	24,967	82	25,695
Collectively evaluated for impairment	230,365	4,464,916	12,225	4,707,506
Total ending loans balance	$231,011	$4,489,883	$12,307	$4,733,201

The Company's allowance for credit losses on unfunded commitments is recognized as a liability (accrued expenses and other liabilities) with adjustments to the reserve recognized in (credit) provision for credit losses in the consolidated statements of income.

The Company's activity in the allowance for credit losses on unfunded commitments were as follows:

(In thousands)	For the year ended December 31, 2023
Balance at January 1, 2023	$ 2,912
(Credit) provision for credit losses	(1,250)
Balance at December 31, 2023	$ 1,662

(In thousands)	For the year ended December 31, 2022
Balance at January 1, 2022	$ 18
Impact of Adopting CECL.	2,335
Adjusted Balance at January 1, 2022	$2,353
Provision for credit losses	559
Balance at December 31, 2022	$2,912

Loan Credit Quality

The Company categorizes commercial loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. On at least an annual basis, the Company's loan grading process analyzes non-homogeneous loans, such as commercial loans and commercial real estate loans,



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

individually by grading the loans based on credit risk. The Company's internal loan review department in accordance with the Company's internal loan review policy tests the loan grades assigned to all loan types.

The Company uses the following definitions for classified loans:

Special Mention: Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company's credit position at some future date.

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as such have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those loans classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be "pass" rated loans.

For homogeneous loan pools, such as residential mortgages, home equity lines of credit, and installment loans, the Company uses payment status to identify the credit risk in these loan portfolios. Payment status is reviewed on a daily basis by the Bank's collection area and on a monthly basis with respect to determining the adequacy of the allowance for credit losses on loans. The payment status of these homogeneous pools as of December 31, 2023 and December 31, 2022 is also included in the aging of the past due loans table. Nonperforming loans shown in the table below were loans on non-accrual status and loans over 90 days past due and accruing.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

As of December 31, 2023 and 2022, and based on the most recent analysis performed, the risk category of loans by class of loans, and gross charge-offs year to date for each loan type by origination year was as follows:

Loan Credit Quality

(in thousands)

As of December 31, 2023									
Term Loans Amortized Cost Basis by Origination Year							**Revolving Loans Amortized Cost Basis**	**Revolving Loan Converted to Term**	**Total**
Commercial:	**2023**	**2022**	**2021**	**2020**	**2019**	**Prior**			
Risk rating									
Pass	$ 61,148	$ 82,339	$ 23,940	$ 16,653	$ 19,835	$ 41,153	$5,664	$-	$ 250,732
Special Mention	-	-	-	42	-	225	-	-	267
Substandard	-	-	-	-	-	1,256	-	-	1,256
Total Commercial Loans	$ 61,148	$ 82,339	$ 23,940	$ 16,695	$ 19,835	$ 42,634	$5,664	$-	$ 252,255
Commercial Loans:									
Current-period Gross writeoffs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$-	$ -
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$-	$ -
Commercial Other:									
Risk rating									
Pass	$ 7,873	$ 2,164	$ 1,933	$ 1,386	$ 321	$ 2,641	$4,482	$-	$ 20,800
Special mention	-	-	-	-	-	-	34	-	34
Substandard	-	-	328	-	-	98	-	-	426
Total Commercial Real Estate Loans	$ 7,873	$ 2,164	$ 2,261	$ 1,386	$ 321	$ 2,739	$4,516	$-	$ 21,260
Other Commercial Loans:									
Current-period Gross writeoffs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$-	$ -
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$-	$ -
Residential First Mortgage:									
Risk rating									
Performing	$417,197	$565,601	$877,736	$732,798	$342,559	$1,354,867	$3,042	$-	$4,293,800
Nonperforming	64	210	383	229	1,119	11,300	-	-	13,305
Total First Mortgage:	$417,261	$565,811	$878,119	$733,027	$343,678	$1,366,167	$3,042	$-	$4,307,105
Residential First Mortgage Loans:									
Current-period Gross writeoffs	$ -	$ -	$ -	$ -	$ 27	$ 336	$ -	$-	$ 363
	$ -	$ -	$ -	$ -	$ 27	$ 336	$ -	$-	$ 363
Home Equity Loans:									
Risk rating									
Performing	$ 9,660	$ 5,963	$ 7,770	$ 5,668	$ 6,542	$ 22,076	$ -	$-	$ 57,679
Nonperforming	-	-	-	-	-	279	-	-	279
Total Home Equity Loans:	$ 9,660	$ 5,963	$ 7,770	$ 5,668	$ 6,542	$ 22,355	$ -	$-	$ 57,958
Home Equity Loans:									
Current-period Gross writeoffs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$-	$ -
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$-	$ -



Loan Credit Quality

(in thousands)	As of December 31, 2023								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loan Converted to Term	
Commercial:	**2023**	**2022**	**2021**	**2020**	**2019**	**Prior**			**Total**
Home Equity Lines of Credit:									
Risk rating									
Performing	$ 355	$ 641	$ 248	$ 75	$ 10	$15,964	$327,059	$ -	$344,352
Nonperforming	-	-	8	56	-	2,813	186	-	3,063
Total Home Equity Credit Lines:	$ 355	$ 641	$ 256	$131	$ 10	$18,777	$327,245	$ -	$347,415
Home Equity Lines of Credit:									
Current—period Gross writeoffs	$ -	$ -	$ -	$ -	$ -	$ 8	$ -	$ -	$ 8
	$ -	$ -	$ -	$ -	$ -	$ 8	$ -	$ -	$ 8
Installments:									
Risk rating									
Performing	$8,473	$4,592	$1,484	$360	$198	$ 605	$ 1,008	$ -	$ 16,720
Nonperforming	-	49	51	-	63	3	-	-	166
Total Installments	$8,473	$4,641	$1,535	$360	$261	$ 608	$ 1,008	$ -	$ 16,886
Installments Loans:									
Current-period Gross writeoffs	$ 16	$ 67	$ 50	$ 1	$ 21	$ 21	$ -	$ -	$ 176
	$ 16	$ 67	$ 50	$ 1	$ 21	$ 21	$ -	$ -	$ 176



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Loan Credit Quality

(in thousands):

	As of December 31, 2022								
	Term Loans Amortized Cost Basis by Origination Year								
Commercial:	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Revolving Loan Converted to Term	Total
Risk rating									
Pass	$ 79,430	$ 29,991	$ 18,708	$ 22,790	$ 16,598	$ 32,666	$8,022	$-	$ 208,205
Special Mention	-	-	62	-	243	-	-	-	305
Substandard	-	-	113	-	128	1,171	-	-	1,412
Total Commercial Loans	$ 79,430	$ 29,991	$ 18,883	$ 22,790	$ 16,969	$ 33,837	$8,022	$-	$ 209,922
Commercial Loans:									
Current-period Gross writeoffs	$ -	$ -	$ -	$ -	$ -	$ 40	$ -	$-	$ 40
	$ -	$ -	$ -	$ -	$ -	$ 40	$ -	$-	$ 40
Commercial Other:									
Risk rating									
Pass	$ 2,972	$ 2,848	$ 2,273	$ 590	$ 674	$ 2,348	$8,908	$-	$ 20,613
Special mention	-	-	-	-	-	-	39	-	39
Substandard	-	339	-	-	-	98	-	-	437
Total Commercial Real Estate Loans	$ 2,972	$ 3,187	$ 2,273	$ 590	$ 674	$ 2,446	$8,947	$-	$ 21,089
Other Commercial Loans:									
Current-period Gross writeoffs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$-	$ -
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$-	$ -
Residential First Mortgage:									
Risk rating									
Performing	$557,981	$933,754	$784,511	$368,137	$257,926	$1,228,776	$1,472	$-	$4,132,557
Nonperforming	-	496	81	844	351	12,573	-	-	14,345
Total First Mortgage:	$557,981	$934,250	$784,592	$368,981	$258,277	$1,241,349	$1,472	$-	$4,146,902
Residential First Mortgage Loans:									
Current-period Gross writeoffs	$ -	$ -	$ -	$ -	$ -	$ 5	$ -	$-	$ 5
	$ -	$ -	$ -	$ -	$ -	$ 5	$ -	$-	$ 5
Home Equity Loans:									
Risk rating									
Performing	$ 6,863	$ 9,124	$ 6,322	$ 7,588	$ 5,240	$ 21,217	$ -	$-	$ 56,354
Nonperforming	-	-	-	-	66	129	-	-	195
Total Home Equity Loans:	$ 6,863	$ 9,124	$ 6,322	$ 7,588	$ 5,306	$ 21,346	$ -	$-	$ 56,549
Home Equity Lines Loans:									
Current-period Gross writeoffs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$-	$ -
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$-	$ -



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Loan Credit Quality

(in thousands):

Commercial:	As of December 31, 2022								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loan Converted to Term	Total
	2022	2021	2020	2019	2018	Prior			
Home Equity Credit Lines:									
Risk rating									
Performing	$1,369	$1,246	$740	$ 52	$100	$18,377	$262,244	$ -	$284,128
Nonperforming	-	7	-	-	-	2,111	186	-	2,304
Total Home Equity Credit Lines:	$1,369	$1,253	$740	$ 52	$100	$20,488	$262,430	$ -	$286,432
Home Equity Credit Lines Loans:									
Current-period Gross writeoffs	$ -	$ -	$ -	$ -	$ -	$ 19	$ -	$ -	$ 19
	$ -	$ -	$ -	$ -	$ -	$ 19	$ -	$ -	$ 19
Installments:									
Risk rating									
Performing	$6,385	$2,495	$805	$709	$374	$ 308	$ 1,125	$ -	$ 12,201
Nonperforming	20	17	-	65	-	1	3	-	106
Total Installments	$6,405	$2,512	$805	$774	$374	$ 309	$ 1,128	$ -	$ 12,307
Installments Loans:									
Current-period Gross writeoffs	$ 1	$ 47	$ 22	$ 7	$ 2	$ 9	$ -	$ -	$ 88
	$ 1	$ 47	$ 22	$ 7	$ 2	$ 9	$ -	$ -	$ 88


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

The following tables present the aging of the amortized cost in past due loans by loan class and by region as of December 31, 2023 and 2022:

New York and other states*

(dollars in thousands)	As of December 31, 2023 :					
	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 3 0+ days Past Due	Current	Total Loans
Commercial:						
Commercial real estate	$ -	$ -	$ 521	$ 521	$ 212,233	$ 212,754
Other	-	26	-	26	20,837	20,863
Real estate mortgage - 1 to 4 family:						
First mortgages	4,330	811	6,008	11,149	2,745,765	2,756,914
Home equity loans	20	138	157	315	43,837	44,152
Home equity lines of credit	591	135	1,499	2,225	210,073	212,298
Installment	6	18	95	119	11,938	12,057
Total	$4,947	$1,128	$8,280	$14,355	$3,244,683	$3,259,038

Florida:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days Past Due	Current	Total Loans
Commercial:						
Commercial real estate	$ -	$ -	$ -	$ -	$ 39,501	$ 39,501
Other	-	-	314	314	83	397
Real estate mortgage - 1 to 4 family:						
First mortgages	1,290	78	1,433	2,801	1,547,390	1,550,191
Home equity loans	73	6	-	79	13,727	13,806
Home equity lines of credit	184	-	56	240	134,877	135,117
Installment	16	-	60	76	4,753	4,829
Total	$1,563	$84	$1,863	$3,510	$1,740,331	$1,743,841

Total:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days Past Due	Current	Total Loans
Commercial:						
Commercial real estate	$ -	$ -	$ 521	$ 521	$ 251,734	$ 252,255
Other	-	26	314	340	20,920	21,260
Real estate mortgage - 1 to 4 family:						
First mortgages	5,620	889	7,441	13,950	4,293,155	4,307,105
Home equity loans	93	144	157	394	57,564	57,958
Home equity lines of credit	775	135	1,555	2,465	344,950	347,415
Installment	22	18	155	195	16,691	16,886
Total	$6,510	$1,212	$10,143	$17,865	$4,985,014	$5,002,879

*   Includes New York, New Jersey, Vermont and Massachusetts.

New York and other states*:

(dollars in thousands)	As of December 31, 2022					
	Past Due	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days Current	Total Loans
Commercial:						
Commercial real estate	$ —	-	161	161	177,210	177,371
Other	18	-	20	38	20,183	20,221
Real estate mortgage - 1 to 4 family:						
First mortgages	4,262	921	7,203	12,386	2,764,603	2,776,989
Home equity loans	283	-	67	350	43,649	43,999
Home equity lines of credit	978	-	591	1,569	190,357	191,926
Installment	78	4	23	105	9,303	9,408
Total	$5,619	925	8,065	14,609	3,205,305	3,219,914

Florida:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days	Current	Total Loans
Commercial:						
Commercial real estate	$ -	-	-	-	32,551	32,551
Other	-	-	314	314	554	868
Real estate mortgage - 1 to 4 family:						
First mortgages	1,183	243	1,404	2,830	1,367,083	1,369,913
Home equity loans	51	-	-	51	12,499	12,550
Home equity lines of credit	224	-	-	224	94,282	94,506
Installment	6	-	83	89	2,810	2,899
Total	$1,464	243	1,801	3,508	1,509,779	1,513,287

Total:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days	Current	Total Loans
Commercial:						
Commercial real estate	$ -	-	161	161	209,761	209,922
Other	18	-	334	352	20,737	21,089
Real estate mortgage - 1 to 4 family:						
First mortgages	5,445	1,164	8,607	15,216	4,131,686	4,146,902
Home equity loans	334	-	67	401	56,148	56,549
Home equity lines of credit	1,202	-	591	1,793	284,639	286,432
Installment	84	4	106	194	12,113	12,307
Total	$7,083	1,168	9,866	18,117	4,715,084	4,733,201

*   Includes New York, New Jersey, Vermont and Massachusetts.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

At December 31, 2023 and 2022, there were no loans that were 90 days past due and still accruing interest. As a result, non-accrual loans include all loans 90 days or more past due as well as certain loans less than 90 days past due that were placed on non-accrual status for reasons other than delinquent status. There are no commitments to extend further credit on non-accrual or modified loans.

The Company transfers loans to other real estate owned, at fair value less cost to sell, in the period the Company obtains physical possession of the property (through legal title or through a deed in lieu). Other real estate owned is included in Other assets on the Balance Sheet. As of December 31, 2023 other real estate owned included $194 thousand of residential foreclosed properties. In addition, non-accrual residential mortgage loans that were in the process of foreclosure had an amortized cost of $6.6 million as of December 31, 2023. As of December 31, 2022 other real estate owned included $2.1 million of residential foreclosed properties. In addition, non-accrual residential mortgage loans that were in the process of foreclosure had an amortized cost of $7.4 million as of December 31, 2022.

Loans individually evaluated for impairment are non-accrual loans delinquent greater than 180 days, non-accrual commercial loans, as well as loans classified as loan modifications. As of December 31, 2023, there was no allowance for credit losses based on loans individually evaluated for impairment. Residential and installment non-accrual loans which are not loan modifications or greater than 180 days delinquent are collectively evaluated to determine the allowance for credit loss.

The following tables presents the amortized cost basis in non-accrual loans by portfolio segment as of December 31, 2023 and 2022:

(dollars in thousands)	As of December 31, 2023		
	New York and other states*	Florida	Total
Loans in non-accrual status:			
Commercial:			
Commercial real estate	$ 536	$ -	$ 536
Other	-	314	314
Real estate mortgage - 1 to 4 family:			
First mortgages	11,324	1,981	13,305
Home equity loans	235	44	279
Home equity lines of credit	2,816	247	3,063
Installment	151	15	166
Total non-accrual loans	15,062	2,601	17,663
Restructured real estate mortgages - 1 to 4 family	3	-	3
Total nonperforming loans	$15,065	$2,601	$17,666

(dollars in thousands)	As of December 31, 2022		
	New York and other states*	Florida	Total
Loans in non-accrual status:			
Commercial:			
Commercial real estate	$ 199	$ -	$ 199
Other	20	314	334
Real estate mortgage - 1 to 4 family:			
First mortgages	12,609	1,736	14,345
Home equity loans	153	42	195
Home equity lines of credit	2,187	117	2,304
Installment	23	83	106
Total non-accrual loans	15,191	2,292	17,483
Restructured real estate mortgages - 1 to 4 family	10	-	10
Total nonperforming loans	$15,201	$2,292	$17,493

*   Includes New York, New Jersey, Vermont and Massachusetts.

The following tables present the amortized cost basis of loans on non-accrual status and loans past due over 89 days still accruing as of December 31, 2023 and 2022:

(dollars in thousands)	As of December 31, 2023		
	Non-accrual With No Allowance for Credit Loss	Non-accrual With Allowance for Credit Loss	Loans Past Due Over 89 Days Still Accruing
Commercial:			
Commercial real estate	$ 536	$ -	-
Other	314	-	-
Real estate mortgage - 1 to 4 family:			
First mortgages	12,584	721	-
Home equity loans	271	8	-
Home equity lines of credit	2,395	668	-
Installment	144	22	-
Total loans, net	$16,244	$1,419	-

(dollars in thousands)	As of December 31, 2022		
	Non-accrual With No Allowance for Credit Loss	Non-accrual With Allowance for Credit Loss	Loans Past Due Over 89 Days Still Accruing
Commercial:			
Commercial real estate	$ 160	$ 39	-
Other	20	314	-
Real estate mortgage - 1 to 4 family:			
First mortgages	13,502	843	-
Home equity loans	129	66	-
Home equity lines of credit	2,257	47	-
Installment	82	24	-
Total loans, net	$16,150	$1,333	-



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

The non-accrual balance of $1.4 million and $1.3 million disclosed above was collectively evaluated and the associated allowance for credit losses on loans was not material as of December 31, 2023 and 2022, respectively.

A financial asset is considered collateral-dependent when the debtor is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. Expected credit losses for the collateral dependent loans are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

The following tables present the amortized cost basis of individually analyzed collateral dependent loans by portfolio segment as of December 31, 2023 and 2022:

(dollars in thousands)	As of December 31, 2023		
	Type of Collateral		
	Real Estate	Investment Securities/Cash	Other
Commercial:			
Commercial real estate . .	$ 643	-	-
Other.	314	-	-
Real estate mortgage - 1 to 4 family:			
First mortgages	20,018	-	-
Home equity loans	371	-	-
Home equity lines of credit.	3,239	-	-
Installment	144	-	-
Total	$24,729	-	-

(dollars in thousands)	As of December 31, 2022		
	Type of Collateral		
	Real Estate	Investment Securities/Cash	Other
Commercial:			
Commercial real estate . .	$ 312	-	-
Other.	334	-	-
Real estate mortgage - 1 to 4 family:			
First mortgages	21,467	-	-
Home equity loans	236	-	-
Home equity lines of credit.	3,264	-	-
Installment	82	-	-
Total	$25,695	-	-

The Company has not committed to lend additional amounts to customers with outstanding loans that are modified. Interest income recognized on loans that are individually evaluated was not material during the years ended December 31, 2023, 2022 and 2021.

A loan for which the terms have been modified, and for which a borrower is experiencing financial difficulties, is considered a loan modification and is classified as individually evaluated. Loan modifications at December 31, 2023 are measured at the amortized cost using the loan's effective rate at inception or fair value of the underlying collateral if the loan is considered collateral dependent.

As of December 31, 2023 and 2022 loans individually evaluated included approximately $8.3 million and $9.2 million, respectively, of loans in accruing status that were identified as loan modifications as a result of chapter 7 bankruptcies.

Pursuant to the adoption of ASU 2022-02 - Financial Instruments - Credit Losses (Topic 326) Troubled Debt Restructuring and Vintage Disclosures ("ASU 2022-02"), a borrower that is experiencing financial difficulty and receives a modification in the form of principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay or a term extension in the current period needs to be disclosed.

The following table presents the amortized cost basis of loans at December 31, 2023 that were both experiencing financial difficulty and modified during the year ended December 31, 2023, by class and by type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable is also presented below:

For the year ended December 31, 2023		
New York and other states*: (dollars in thousands)	Payment Delay	% of Total Class of Loans
Commercial:		
Commercial real estate	$ -	-
Other	-	-
Real estate mortgage - 1 to 4 family:		
First mortgages	895	0.03%
Home equity loans.	-	-
Home equity lines of credit	50	0.02%
Installment.	-	-
Total.	$945	0.03%



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Florida:

(dollars in thousands)	Payment Delay	% of Total Class of Loans
Commercial:		
Commercial real estate	$ -	-
Other	-	-
Real estate mortgage - 1 to 4 family:		
First mortgages	338	0.02%
Home equity loans.	-	-
Home equity lines of credit	-	-
Installment.	-	-
Total.	$338	0.02%

Total

(dollars in thousands)	Payment Delay	% of Total Class of Loans
Commercial:		
Commercial real estate	$ -	-
Other	-	-
Real estate mortgage - 1 to 4 family:		
First mortgages	1,233	0.03%
Home equity loans.	-	-
Home equity lines of credit	50	0.02%
Installment.	-	-
Total.	$1,283	0.03%

*   Includes New York, New Jersey, Vermont and Massachusetts.

The Bank monitors the performance of loans modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table describes the performance of loans that have been modified as of December 31, 2023:

(dollars in thousands)	As of December 31, 2023				
New York and other states*:	Current	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total
Commercial:					
Commercial real estate.	$ -	$ -	$-	$ -	$ -
Other.	-	-	-	-	-
Real estate mortgage - 1 to 4 family:					
First mortgages	691	152	-	52	895
Home equity loans. . .	-	-	-	-	-
Home equity lines of credit.	50	-	-	-	50
Installment.	-	-	-	-	-
Total	$741	$152	$-	$52	$945

Florida:

(dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total
Commercial:					
Commercial real estate.	$ -	$-	$-	$-	$ -
Other.	-	-	-	-	-
Real estate mortgage - 1 to 4 family:					
First mortgages	338	-	-	-	338
Home equity loans. . .	-	-	-	-	-
Home equity lines of credit.	-	-	-	-	-
Installment.	-	-	-	-	-
Total	$338	$-	$-	$-	$338

Total:

(dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total
Commercial:					
Commercial real estate.	$ -	$ -	$-	$ -	$ -
Other.	-	-	-	-	-
Real estate mortgage - 1 to 4 family:					
First mortgages	1,029	152	-	52	1,233
Home equity loans. . .	-	-	-	-	-
Home equity lines of credit.	50	-	-	-	50
Installment.	-	-	-	-	-
Total	$1,079	$152	$-	$52	$1,283

*   Includes New York, New Jersey, Vermont and Massachusetts.

The following tables describes the financial effect of the modifications made to borrowers experiencing financial difficulty:

For the year ended December 31, 2023	
New York and other states*: (dollars in thousands)	Weighted Average Payment Delay (Months)
Commercial:	
Commercial real estate	$ -
Other	-
Real estate mortgage - 1 to 4 family:	
First mortgages	21
Home equity loans	-
Home equity lines of credit	18
Installment.	-
Total	$39



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Florida: (dollars in thousands)	Weighted Average Payment Delay (Months)
Commercial:	
Commercial real estate	$ -
Other	-
Real estate mortgage - 1 to 4 family:	
First mortgages	24
Home equity loans	-
Home equity lines of credit	-
Installment	-
Total	$24

Florida: (dollars in thousands)	Weighted Average Payment Delay (Months)
Commercial:	
Commercial real estate	$ -
Other	-
Real estate mortgage - 1 to 4 family:	
First mortgages	45
Home equity loans	-
Home equity lines of credit	18
Installment	-
Total	$63

*   Includes New York, New Jersey, Vermont and Massachusetts.

As of December 31, 2023, all loans both experiencing financial difficulty and modified during the year ended December 31, 2023 were current under the terms of the agreements. There were no commitments to lend additional funds to the borrowers and there were no charge-offs recorded against the loans. The Company had no allowance for credit losses recorded against these loans as of December 31, 2023. The Company did not have any loan modifications that had a payment default during the year ended December 31, 2023.

(5) Bank Premises and Equipment

A summary of premises and equipment at December 31, 2023 and 2022 follows:

(dollars in thousands)	2023	2022
Land	$ 2,444	$ 2,426
Buildings.	36,347	36,260
Furniture, fixtures and equipment	62,901	60,320
Leasehold improvements	36,418	34,860
Total bank premises and equipment	138,110	133,866
Accumulated depreciation and amortization	(104,104)	(101,310)
Total	$ 34,007	$ 32,556

Depreciation and amortization expense was approximately $4.1 million, $4.1 million, and $4.2 million for the years 2023, 2022, and 2021, respectively. Occupancy expense of the Bank's premises included rental expense of $8.2 million in 2023 and 2022 and $8.1 million in 2021.

(6) Deposits

Interest expense on deposits was as follows:

(dollars in thousands)	For the year ended December 31,		
	2023	**2022**	**2021**
Interest bearing checking accounts	$ 382	$ 190	$ 178
Savings accounts	2,531	920	624
Time deposits and money market accounts	50,439	4,617	5,863
Total	$53,352	$5,727	$6,665

At December 31, 2023, the maturity of total time deposits is as follows:

(dollars in thousands)	
Under 1 year	$1,715,122
1 to 2 years	26,971
2 to 3 years	1,122
3 to 4 years	91,716
4 to 5 years	1,061
Over 5 years	32
	$1,836,024

Included in total time deposits as of December 31, 2023 and 2022 is $ 474.4 million and $250.0 million in time deposits with balances in excess of $250,000.

(7) Borrowings

Short-term borrowings (repurchase agreements) of the Company were cash management accounts as follows:

(dollars in thousands)	2023	2022	2021
Amount outstanding at December 31, . .	$ 88,990	$122,700	$244,686
Maximum amount outstanding at any month end	134,293	253,219	244,686
Average amount outstanding	114,639	177,599	232,815
Weighted average interest rate:			
For the year	0.88%	0.42%	0.39%
As of year end	0.86	0.86	0.37

Cash management accounts represent retail accounts with customers for which the Bank has pledged certain assets as collateral.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

As of December 31, 2023 the Company also has borrowing capacity of $938.6 million available with the Federal Home Loan Bank of New York. The borrowings capacity is secured by the loans pledged by the Company. As of December 31, 2023 and 2022, the Company had no outstanding borrowings with the Federal Home Loan Bank of New York.

(8) Income Taxes

A summary of income tax expense included in the Consolidated Statements of Income follows:

(dollars in thousands)	For the year ended December 31,		
	2023	2022	2021
Current tax expense:			
Federal	**$15,224**	$17,136	$17,657
State	**1,587**	2,933	3,195
Total current tax expense	**16,811**	20,069	20,852
Deferred tax (benefit) expense	**2,156**	4,114	(238)
Total income tax expense	**$18,967**	$24,183	$20,614

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2023 and 2022, are as follows:

(dollars in thousands)	As of December 31,	
	2023	2022
	Deductible temporary differences	Deductible temporary differences
Benefits and deferred remuneration	**$ (9,490)**	$ (8,478)
Difference in reporting the allowance for credit losses, net . . .	**12,995**	12,424
Other income or expense not yet reported for tax purposes . . .	**(1,188)**	420
Depreciable assets	**(2,496)**	(2,389)
Net deferred tax (liability) asset at end of year	**(179)**	1,977
Impact of ASU 2016-13, Current Expected Credit Loss (CECL)	**-**	1,218
Net deferred tax asset at beginning of year	**1,977**	4,873
Deferred tax expense	**$ 2,156**	$ 4,114

Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Based primarily on the sufficiency of expected future taxable income, management believes it is more likely than not that the remaining deferred tax (liability) asset of $179 thousand and $2.0 million at December 31, 2023 and 2022, respectively, will be realized.

In addition to the deferred tax items described in the preceding table, the Company has deferred tax assets of $8.4 million and $11.3 million at December 31, 2023 and 2022, respectively, relating to the net unrealized losses on securities available for sale

and deferred tax liabilities of approximately $3.7 million and $1.8 million at December 31, 2023 and 2022, respectively, as a result of changes in the unrecognized overfunded position in the Company's pension and postretirement benefit plans recorded, net of tax, as an adjustment to accumulated other comprehensive income.

The effective tax rates differ from the statutory federal income tax rate. The reasons for these differences are as follows:

	For the year ended December 31,		
	2023	2022	2021
Statutory federal income tax rate	**21.0%**	21.0%	21.0%
Increase/(decrease) in taxes resulting from:			
State income tax, net of federal tax benefit	**3.1**	3.0	3.2
Other items	**0.3**	0.3	0.9
Effective income tax rate	**24.4%**	24.3%	25.1%

On a periodic basis, the Company evaluates its income tax positions based on tax laws and regulations and financial reporting considerations, and records adjustments as appropriate. This evaluation takes into consideration the status of taxing authorities' current examinations of the Company's tax returns, recent positions taken by the taxing authorities on similar transactions, if any, and the overall tax environment in relation to uncertain tax positions. As of December 31, 2023 and 2022, no uncertain tax positions have been recorded.

The Company does not anticipate a material charge to the amount of unrecognized tax benefits in the next twelve months.

The Company recognizes interest and/or penalties related to income tax matters in noninterest expense. For the years 2023, 2022, and 2021, these amounts were not material. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction as well as in various states. In the normal course of business, the Company is subject to U.S. federal, state, and local income tax examinations by tax authorities. The Company's federal and state income tax returns for the years 2020 through 2023 remain open to examination. The Company's 2017, 2018, 2019 and 2020 New York State income tax returns are currently under examination.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(9) Benefit Plans

(a) Retirement Plan

The Company maintains a trusteed non-contributory pension plan covering employees that have completed one year of employment and 1,000 hours of service while the plan was in effect. This plan was frozen as of December 31, 2006. The benefits are based on the sum of (a) a benefit equal to a prior service benefit plus the average of the employees' highest five consecutive years' compensation in the ten years preceding retirement multiplied by a percentage of service after a specified date plus (b) a benefit based upon career average compensation. The amounts contributed to the plan are determined annually on the basis of (a) the maximum amount that can be deducted for federal income tax purposes or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide for benefits attributed to service to date. Assets of the plan are administered by Trustco Bank's Financial Services Department.

The following tables set forth the plan's funded status and amounts recognized in the Company's consolidated statements of condition at December 31, 2023 and 2022:

| **Change in Projected Benefit Obligation:** | December 31, | |
(dollars in thousands)	**2023**	2022
Projected benefit obligation at beginning of year	**$23,042**	$30,905
Interest cost	**1,213**	888
Benefit payments and expected expenses	**(1,741)**	(1,823)
Net actuarial loss (gain)	**645**	(6,928)
Projected benefit obligation at end of year	**$23,159**	$23,042

| **Change in Plan Assets and Reconciliation of Funded Status:** | December 31, | |
(dollars in thousands)	**2023**	2022
Fair Value of plan assets at beginning of year	**$52,673**	$63,066
Actual gain (loss) on plan assets	**8,747**	(8,532)
Benefit payments and actual expenses	**(1,779)**	(1,861)
Fair value of plan assets at end of year	**59,641**	52,673
Funded status at end of year	**$36,482**	$29,631

Amounts recognized in accumulated other comprehensive income (loss) consist of the following as of:

| | **December 31,** | |
	2023	2022
Net actuarial loss (gain)	**$6,550**	$1,170

The accumulated benefit obligation was $23.2 million and $23.0 million at December 31, 2023 and 2022, respectively.

Components of Net Periodic Pension Income and Other Amounts Recognized in Other Comprehensive Income (Loss):

| (dollars in thousands) | For the years ended December 31, | | |
	2023	2022	2021
Service cost	**$ -**	$ -	$ -
Interest cost	**1,213**	888	856
Expected return on plan assets	**(2,684)**	(3,227)	(2,846)
Net periodic pension credit	**(1,471)**	(2,339)	(1,990)
Amortization of net loss	**-**	-	-
Net actuarial (gain) loss included in other comprehensive income (loss)	**(5,380)**	4,869	(7,439)
Total recognized in other comprehensive income (loss)	**(5,380)**	4,869	(7,439)
Total recognized in net periodic benefit (credit) cost and other comprehensive income (loss)	**$(6,851)**	$ 2,530	$(9,429)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

| (dollars in thousands) | |
Year	Pension Benefits
2024	**$1,706**
2025	**1,721**
2026	**1,746**
2027	**1,747**
2028	**1,794**
2029 - 2033	**8,715**

The assumptions used to determine benefit obligations at December 31 are as follows:

	2023	2022	2021
Discount rate	**5.18%**	5.44%	2.96%

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2023	2022	2021
Discount rate	**5.44%**	2.96%	2.65%
Expected long-term rate of return on assets	**5.25**	5.25	5.25

The annual rate assumption used for purposes of computing the service and interest costs components is



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company's actuaries.

(b) Supplemental Retirement Plan

The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers. This plan supplements the defined benefit retirement plan for eligible employees that exceed the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan. The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation. Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations. The accumulated benefits under this supplementary pension plan was approximately $2.4 million and $2.3 million as of December 31, 2023 and 2022, respectively. Effective as of December 31, 2008, this plan has been frozen and no additional benefits will accrue. Instead, the amount of the Company's annual contribution to the plan plus interest is paid directly to each eligible employee. The expense recorded for this plan was $2.9 million in 2023 and $2.7 million in 2022.

Rabbi trusts have been established for this plan. These trust accounts are administered by the Trustco Financial Services Department and invest primarily in bonds issued by government-sponsored enterprises and money market instruments. These assets are recorded at their fair value and are included in short-term investments in the Consolidated Statements of Condition. As of December 31, 2023 and 2022, the trusts had assets totaling $2.4 million and $2.3 million, respectively.

(c) Postretirement Benefits

The Company permits retirees under age 65 to participate in the Company's medical plan by making certain payments. In addition, the plan provides a death benefit to certain eligible employees and retirees. In 2003, the Company amended the medical plan to reflect changes to the retiree medical insurance coverage portion. The Company's subsidy of the retiree medical insurance premiums was eliminated at that time. The Company continues to provide postretirement medical benefits for a limited number of executives in accordance with their employment contracts.

The following tables show the plan's funded status and amounts recognized in the Company's Consolidated Statements of Condition at December 31, 2023 and 2022:

Change in Accumulated Benefit Obligation:	December 31,	
(dollars in thousands)	**2023**	2022
Accumulated benefit obligation at beginning of year. . . .	**$4,893**	$ 7,016
Service cost.	**11**	18
Interest cost.	**271**	207
Prior Service cost.	**-**	-
Benefits paid	**(74)**	(72)
Net actuarial loss (gain)	**527**	(2,276)
Accumulated benefit obligation at end of year	**$5,628**	$ 4,893

Change in Plan Assets and Reconciliation of Funded Status:	December 31,	
(dollars in thousands)	**2023**	2022
Fair value of plan assets at beginning of year.	**$28,988**	$33,344
Actual gain (loss) on plan assets	**4,260**	(4,341)
Company contributions	**50**	57
Benefits paid and actual expenses	**(74)**	(72)
Fair value of plan assets at end of year	**33,224**	28,988
Funded status at end of year	**$27,596**	$24,095

Amounts recognized in accumulated other comprehensive income consist of the following as of:	December 31,	
(dollars in thousands)	**2023**	2022
Net actuarial gain.	**$(7,912)**	$(5,760)
Prior service cost.	**68**	81
Total	**$(7,844)**	$(5,679)

The accumulated benefit obligation was $5.6 million and $4.9 million at December 31, 2023 and 2022, respectively.

Components of Net Periodic Benefit Income and Other Amounts Recognized in Other Comprehensive Income (Loss):

(dollars in thousands)	December 31,		
	2023	2022	2021
Service cost.	**$ 11**	$ 18	$ 75
Interest cost.	**271**	207	190
Expected return on plan assets	**(1,157)**	(1,332)	(1,163)
Amortization of net actuarial gain	**(423)**	(1,008)	(674)
Amortization of prior service cost (credit). . .	**13**	(313)	405
Net periodic benefit credit	**(1,285)**	(2,428)	(1,167)
Net loss (gain)	**(2,575)**	3,397	(3,469)
Amortization of prior service credit (cost). . .	**(13)**	313	(405)
Prior service cost.	**-**	-	611
Amortization of net gain	**423**	1,008	674
Total amount recognized in other comprehensive loss	**(2,165)**	4,718	(2,589)
Total amount recognized in net periodic benefit cost and other comprehensive loss .	**$(3,450)**	$ 2,290	$(3,756)

The estimated amount of net gain that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit income over the next fiscal year is approximately $734 thousand. The


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

estimated amount of prior service cost that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit income (loss) over the next fiscal year is approximately $13 thousand.

Expected Future Benefit Payments

The following benefit payments are expected to be paid:

(dollars in thousands) Year	Postretirement Benefits
2024	$ 132
2025	160
2026	199
2027	229
2028	270
2029 - 2033	1,717

The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2023	2022	2021
Discount rate	5.18%	5.44%	2.96%

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2023	2022	2021
Discount rate	5.44%	2.96%	2.65%
Expected long-term rate of return on assets, net of tax	4.00	4.00	4.00

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company's actuaries.

(d) Components of Accumulated Other Comprehensive Income (Loss) Related to Retirement and Postretirement Benefit Plans

The following table details the change in the components of other comprehensive income (loss) related to the retirement plan and the postretirement benefit plan, at December 31, 2023 and 2022, respectively:

(dollars in thousands)	December 31, 2023		
	Retirement Plan	Post-Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$(5,380)	$(2,575)	$(7,955)
Amortization of net actuarial gain	-	423	423
Amortization of prior service credit	-	(13)	(13)
Total	$(5,380)	$(2,165)	$(7,545)

	December 31, 2022		
	Retirement Plan	Post-Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$4,869	$3,397	$8,266
Prior service cost	-	-	-
Amortization of net actuarial gain	-	1,008	1,008
Amortization of prior service cost	-	313	313
Total	$4,869	$4,718	$9,587

(e) Major Categories of Pension and Postretirement Benefit Plan Assets:

The asset allocations of the Company's pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit Plan Assets		Postretirement Benefit Plan Assets	
	2023	2022	2023	2022
Debt Securities	34%	30%	27%	29%
Equity Securities	63	59	61	57
Other	3	11	12	14
Total	100%	100%	100%	100%

The expected long-term rate-of-return on plan assets, noted in sections (a) and (b) above, reflects long-term earnings expectations on existing plan assets. In estimating that rate, appropriate consideration was given to historical returns earned by plan assets and the rates of return expected to be available for reinvestment. Rates of return were adjusted to reflect current capital market assumptions and changes in investment allocations.

The Company's investment policies and strategies for the pension benefit and postretirement benefit plans prescribe a target allocation of 50% to 70% equity securities, 25% to 40% debt securities, and 0% to 10%



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

for other securities for the asset categories. The Company's investment goals are to maximize returns subject to specific risk management policies. Its risk management policies permit direct investments in equity and debt securities and mutual funds while prohibiting direct investment in derivative financial instruments. The Company addresses diversification by the use of mutual fund investments whose underlying investments are in domestic and international debt and equity securities. These mutual funds are readily marketable and can be sold to fund benefit payment obligations as they become payable.

Fair Value of Plan Assets:

Fair value is the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date.

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Equity mutual funds, Fixed Income mutual funds and Debt Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2).

The fair value of the plan assets at December 31, 2023 and 2022, by asset category, is as follows:

Retirement Plan

(dollars in thousands)	Fair Value Measurements at December 31, 2023 Using:			
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets				
Cash and cash equivalents	$ 1,811	$ 1,811	$ -	$-
Equity mutual funds	37,615	37,615	-	-
U.S. government sponsored enterprises	19,674	-	19,674	-
Corporate bonds	-	-	-	-
Fixed income mutual funds	541	541	-	-
Total Plan Assets	$59,641	$39,967	$19,674	$-

Postretirement Benefits

(dollars in thousands)	Fair Value Measurements at December 31, 2023 Using:			
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets				
Cash and cash equivalents	$ 3,986	$ 3,986	$ -	$-
Equity mutual funds	20,236	20,236	-	-
U.S. government sponsored enterprises	9,002	-	9,002	-
Total Plan Assets	$33,224	$24,222	$9,002	$-

Retirement Plan

(dollars in thousands)	Fair Value Measurements at December 31, 2022 Using:			
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets				
Cash and cash equivalents	$ 5,734	$ 5,734	$ -	$-
Equity mutual funds	30,972	30,972	-	-
U.S. government sponsored enterprises	15,423	-	15,423	-
Corporate bonds	-	-	-	-
Fixed income mutual funds	544	544	-	-
Total Plan Assets	$52,673	$37,250	$15,423	$-

Postretirement Benefits

(dollars in thousands)	Fair Value Measurements at December 31, 2022 Using:			
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets				
Cash and cash equivalents	$ 3,945	$ 3,945	$ -	$-
Equity mutual funds	16,646	16,646	-	-
U.S. government sponsored enterprises	8,397	-	8,397	-
Corporate bonds	-	-	-	-
Total Plan Assets	$28,988	$20,591	$8,397	$-

At December 31, 2023 and 2022, the majority of the equity mutual funds included in the plan assets of the retirement plan and postretirement benefit plan consist of large-cap index funds, while the remainder of the equity mutual funds consists of mid-cap, small-cap and international funds.

There were no transfers between Level 1 and Level 2 in 2023 and 2022.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

The Company made no contributions to its pension and postretirement benefit plans in 2023 or 2022. The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2024.

(f) Incentive and Bonus Plans

During 2006, the Company amended its profit sharing plan to include a 401(k) feature. Under the 401(k) feature, the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%. No profit sharing contributions were made in 2023, 2022 or 2021 but were replaced with Company contributions to the 401(k) feature of the plan. Expenses related to the plan equaled $1.4 million for 2023 and $1.3 million for 2022 and 2021.

The Company also has an officers and executive incentive plan. The expense of these plans generally are based on the Company's performance and estimated distributions to participants are accrued during the year and generally paid in the following year. The expense recorded for this plan was $2.3 million, $1.3 million and $3.2 million in 2023, 2022 and 2021, respectively.

The Company has also awarded 291 thousand performance bonus units to the executive officers and directors. These units become vested and exercisable only under a change of control as defined in the plan. The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit, if any. As of December 31, 2023, the weighted average strike price of each unit was $44.37.

(g) Stock-Based Compensation Plans-Equity Awards

Equity awards are types of stock-based compensation that are to be settled in shares. As such, the amount of compensation expense to be paid at the time of settlement is included in surplus in the Consolidated Statement of Condition.

In May 2019, shareholders of the Company approved the TrustCo Bank Corp NY 2019 Equity Incentive Plan ("2019 Equity Incentive Plan") which replaced and combined into one plan both the Amended and Restated TrustCo Bank Corp NY 2010 Equity Incentive Plan ("2010 Equity Incentive Plan") and the

Amended and Restated TrustCo Bank Corp NY 2010 Directors Equity Incentive Plan ("Directors Plan"), and all remaining shares eligible for issuance thereunder were canceled. Awards previously made under the prior plans remain in effect in accordance with the terms of those awards. The shareholders of the Company subsequently approved the amendment and restatement of the 2019 Equity Incentive Plan ("A&R 2019 Equity Incentive Plan") in May 2023. Under the A&R 2019 Equity Incentive Plan, the Company may provide for the issuance of 700,000 shares of our common stock which is available for issuance pursuant to options, SARs, restricted stock, and restricted stock units (both time based and performance based), to eligible employees and directors. This allotment of 700,000 shares includes the authorized but unissued shares remaining available for issuance under the 2010 Equity Incentive Plan and the Directors Plan. As of December 31, 2023, the Company did not issue any shares of our common stock pursuant to options, SARs, restricted stock, and restricted stock units (both time based and performance based). The Company did, however, grant restricted stock units (both time based and performance based) to certain officers in November 2023 that will settle in shares of common stock upon vesting as described below.

Under the A&R 2019 Equity Incentive Plan, the exercise price of each option may not be less than 100% of the fair value of the Company's stock on the date of grant, and for an Incentive Stock Option (ISO) granted to a ten-percent shareholder the option price may not be less than 110% of the fair value of the Company's stock on the date of the ISO grant. The vesting period and term of the option will be determined at the time of the option grant as set forth in the Award Agreement. Options granted under the 2010 Equity Incentive Plan and the Directors Plan will continue to expire ten years, and vest over five years, from the date the options were granted. A summary of the status of TrustCo's stock option awards as of December 31, 2023 and changes during the year then ended, are as follows:

	Outstanding Options		
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, January 1, 2023	76,853	$34.48	
New options awarded - 2023. . .	-	-	
Expired options - 2023.	(29,312)	35.23	
Options forfeited - 2023	-	-	
Exercised options - 2023	-	-	
Balance, December 31, 2023 . . .	47,541	$34.01	1.41 years
	Exercisable Options		
Balance, December 31, 2023 . . .	47,541	$34.01	1.41 years



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

At December 31, 2023, the intrinsic value of stock options was of no value. All outstanding options were vested as of December 31, 2023.

During 2023 there was no options exercised and during 2022 12 thousand shares of stock were exercised. There were 10 stock options exercised in 2021. The intrinsic value and related tax benefits of stock options exercised in these years was not material. It is the Company's policy to generally issue stock upon stock option exercises from previously unissued shares of common stock or treasury shares.

Income tax benefits recognized in the accompanying Consolidated Statements of Income related to stock-based compensation were not material.

Valuation of Stock-Based Compensation: The fair value of the Company's employee and director stock options granted is estimated on the measurement date, which, for the Company, is the date of grant. The Company did not grant new stock option awards in 2023, 2022, or 2021.

There was no stock-based compensation expense for stock options recognized in 2023,2022, and 2021.

In November 2023, the Company granted 68,293 of stock awards to executive officers of the company. The stock price was the fair value as of the date of the grant. The awards include performance -based and service-based awards and generally vest over three years. Stock-based compensation expense for these awards was $103 thousand as of December 31, 2023. Unrecognized stock-based compensation expense as of December 31, 2023 was $1.7 million and is expected to be recognized over the next 2.9 years.

(h) Stock-Based Compensation Plans-Liability Awards

Liability awards are types of compensation that are settled in cash (not shares). As such, the amount of compensation expense to be paid at the time of settlement is included in accrued expenses and other liabilities in the Consolidated Statement of Condition. The Company granted both service-based and performance based liability awards in 2023, 2022 and 2021.

The activity for service-based awards during 2023 was as follows:

Restricted share units

	Outstanding Units
Balance, December 31, 2022	**83,228**
New cash settled awards granted	**26,567**
Forfeited awards	**(2,792)**
Awards settled	**(42,852)**
Balance, December 31, 2023	**64,151**

Service-Based Awards: During 2023 and 2022, the Company issued restricted share units to certain eligible officers, executives and members of its board of directors. The restricted share units do not hold voting powers, and are not eligible for common stock dividends. Depending on the year of the grant the awards either become 100% vested after one year, or vest in whole units in equal installments from the first through the third year following the award date. Upon issuance, the fair value of these awards is the fair value of the Company's common stock on the grant date. Thereafter, the amount of compensation expense recognized is based on the fair value of the Company's stock.

During 2023, 2022 and 2021, the Company recognized $1.1 million, $1.6 million and $1.2 million, respectively, in compensation expense related to these awards. Unrecognized compensation expense related to the outstanding restricted share units totaled approximately $1.8 million at December 31, 2023. During 2023, one third of the awards granted in 2020, 2021 and 2022 became vested and settled. The weighted average period over which the unrecognized expense is expected to be recognized was approximately 22 months as of December 31, 2023.

The liability related to service-based liability awards was approximately $202 thousand and $278 thousand at December 31, 2023 and 2022, respectively, and is included in Accrued expense and other liabilities on the Consolidated Statements of Condition.

The activity for performance-based awards during 2023 was as follows:

Performance share units

	Outstanding Units
Balance, December 31, 2022	**155,633**
New cash settled awards granted	**22,476**
Forfeited awards	**-**
Awards settled	**(42,443)**
Balance, December 31, 2023	**135,666**



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Performance Based Awards: During 2023, 2022 and 2021, the Company issued performance share units to certain eligible officers and executives. These units do not hold voting powers, are not eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule and the satisfaction of performance metrics. Upon issuance, fair value of these units was the fair value of the Company's common stock on the grant date. Thereafter, the amount of compensation expense recognized is based upon the Company's achievement of certain performance criteria in accordance with Plan provisions as well as the fair value of the Company's stock.

For units granted in 2020, those have been fully vested and unpaid. For units granted subsequent to 2020, all of the units are unvested as of December 31, 2023, and the Company expects to meet the required performance criteria of the awards.

During 2023, 2022 and 2021, the Company recognized approximately $1.5 million, $1.3 million and $1.8 thousand, respectively, in compensation expense related to these units. Unrecognized compensation expense related to the outstanding performance share units totaled $1.4 million at December 31, 2023. The weighted average period over which the unrecognized expense is expected to be recognized was approximately 21 months as of December 31, 2023.

The liability related to performance based liability awards totaled $3.5 million and $3.6 million at December 31, 2023 and 2022, respectively, and is included in Accrued expense and other liabilities on the Consolidated Statements of Condition.

(10) Commitments and Contingent Liabilities

(a) Litigation

In the normal course of business, TrustCo and Trustco Bank become involved in a variety of routine legal proceedings. At present, there are no legal proceedings pending or threatened, which in the opinion of management and counsel, would result in a material loss to TrustCo or Trustco Bank:

Like many banks, Trustco Bank has been subject to putative class-action claims alleging improper overdraft practices. Trustco Bank has reached an agreement to settle all claims thus asserted. That settlement agreement, which is subject to court

approval, calls for the creation of a fund ("Fund") to be overseen by a court-supervised administrator that will determine which Trustco Bank customers and former customers meet the criteria for participation in the settlement. That administrator also will distribute the Fund on a pro rata basis to eligible customers and former customers. The fees of the plaintiffs' attorneys and other expenses also will be paid out of the Fund. The total liability of TrustCo and Trustco Bank in connection with this settlement will be $2.75 million. The Company has accrued for this amount as of December 31, 2023.

(b) Outsourced Services

The Company contracted with third-party service providers to perform certain banking functions. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon the volume and nature of transactions processed. Outsourced service expense was $10.0 million for 2023, $9.2 million for 2022 and $8.4 million in 2021. The Company is contractually obligated to pay these third-party service providers approximately $9 million to $10 million per year through 2025.

(11) Earnings Per Share

The Company computes earnings per share in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 260, *Earnings Per Share ("ASC 260"). TrustCo adopted FASB Staff Position on Emerging Issues Task Force 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*, as codified in FASB ASC 260-10 ("ASC 260-10"), which clarified that unvested share-based payment awards that contain non-forfeitable rights to receive dividends or divided equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share ("EPS"). Participating securities under this statement include the unvested employees' and directors' restricted stock awards with time-based vesting, which receive non-forfeitable dividend payments. For the years presented, the Company no longer has unvested awards that would be considered participating securities.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

A reconciliation of the component parts of earnings per share for 2023, 2022, and 2021 follows:

	For the years ended December 31,		
(dollars in thousands, except per share data)	**2023**	2022	2021
Net income.	**$58,646**	$75,234	$61,519
Weighted average common shares. . .	**19,024**	19,131	19,259
Effect of dilutive common stock options	**1**	2	4
Weighted average common shares including potential dilutive shares . .	**19,025**	19,133	19,263
Basic EPS	**$ 3.08**	$ 3.93	$ 3.19
Diluted EPS	**$ 3.08**	$ 3.93	$ 3.19

For the years ended December 31, 2023 and 2022, there were 73 thousand and 59 thousand, respectively, of antidilutive stock options excluded from diluted earnings per share. The stock options are antidilutive because the strike price is greater than the average fair value of the Company's common stock for the periods presented.

(12) Off-Balance Sheet Financial Instruments

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank's normal credit policies, including obtaining collateral. The Bank's maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2023 and 2022, was $596.8 million and $535.4 million, respectively. Approximately 71% and 74% of these commitments were for variable rate products at the end of 2023 and 2022, respectively.

The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $4.8 Million and $5.3 million at

December 31, 2023 and 2022, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2023 and 2022 was insignificant.

No losses are anticipated as a result of loan commitments or standby letters of credit.

(13) Fair Value

Fair value measurements (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity can access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices or similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the value that market participants would use in pricing an asset or liability.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

The Company used the following methods and significant assumptions to estimate the fair value of assets and liabilities:

Securities Available for Sale: The fair value of securities available for sale are determined utilizing an independent pricing service for identical assets or significantly similar securities. The pricing service uses a variety of techniques to arrive at fair value including market maker bids, quotes and pricing models. Inputs to the pricing models include recent trades, benchmark interest rates, spreads and actual and projected cash flows. This results in a Level 2 classification of the inputs for determining fair value. Interest and dividend income is recorded on the accrual method and included in the income statement in the respective investment class under total interest income. The Company does not have any securities that would be designated as level 3.

Other Real Estate Owned: Assets acquired through loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process to adjust for differences between the comparable sales and income data available. This results in a Level 3 classification of the inputs for determining fair value.

Individually Evaluated Loans: Loans individually evaluated carried at fair value generally have had a charge-off through the allowance for credit losses on loans. For collateral dependent loans, fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process to adjust for differences between the comparable sales and income data available. Such adjustments may be significant and typically result in a Level 3 classification of the inputs for determining fair value. When obtained, non-real estate collateral may be valued using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on

management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business, resulting in a Level 3 fair value classification. Loans individually evaluated are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Assets and liabilities measured at fair value under ASC 820 on a recurring basis are summarized below:

(dollars in thousands)	Fair Value Measurements at December 31, 2023 Using:			
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available for sale:				
U.S. government sponsored enterprises	$118,668	$-	$118,668	$-
State and political subdivisions	26	-	26	-
Mortgage backed securities and collateralized mortgage obligations - residential	237,677	-	237,677	-
Corporate bonds	78,052	-	78,052	-
Small Business Administration - guaranteed participation securities	17,186	-	17,186	-
Other	680	-	680	-
Total securities available for sale	$452,289	$-	$452,289	$-

(dollars in thousands)	Fair Value Measurements at December 31, 2022 Using:			
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available for sale:				
U.S. government sponsored enterprises	$118,187	$-	$118,187	$-
State and political subdivisions	34	-	34	-
Mortgage backed securities and collateralized mortgage obligations - residential	260,316	-	260,316	-
Corporate bonds	81,346	-	81,346	-
Small Business Administration - guaranteed participation securities	20,977	-	20,977	-
Other	653	-	653	-
Total securities available for sale	$481,513	$-	$481,513	$-

There were no transfers between Level 1 and Level 2 in 2023 and 2022.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Assets measured at fair value on a non-recurring basis are summarized below:

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2023 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)
Other real estate owned	$194	$-	$-	$194	Sales comparison approach	Adjustments for differences between comparable sales	0% - 39% (20%)
Individually evaluated loans:							
Real estate mortgage - 1 to 4 family.	-	-	-	-	Sales comparison approach	Adjustments for differences between comparable sales	N/A

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2022 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)
Other real estate owned	$2,061	$-	$-	$2,061	Sales comparison approach	Adjustmentsfor differencesbetween comparablesales	2% - 47% (18%)
Individually evaluated loans:							
Real estate mortgage - 1 to 4 family.	-	-	-	-	Sales comparison approach	Adjustmentsfor differencesbetween comparablesales	N/A

Other real estate owned, which is carried at fair value less costs to sell, was approximately $194 thousand at December 31, 2023, and consisted of only residential real estate properties. A valuation charge of $143 thousand is included in earnings for the year ended December 31, 2023.

Of the total individually evaluated loans of $24.7 million at December 31, 2023, there are no loans that were collateral dependent and are carried at fair value measured on a non-recurring basis. Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2023. There were no gross charge-offs related to residential impaired loans included in the table above.

Other real estate owned, which is carried at fair value less costs to sell, was approximately $2.1 million at December 31, 2022, and consisted of only residential real estate properties. A valuation charge of $68 thousand is included in earnings for the year ended December 31, 2022.

Of the total individually evaluated loans of $25.7 million at December 31, 2022, there are no loans that were collateral dependent and are carried at fair value measured on a non-recurring basis. Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2022. There were no gross charge-offs related to residential impaired loans included in the table above.

In accordance with ASC 825, the carrying amounts and estimated fair values (exit price) of financial instruments at December 31, 2023 and 2022 are as follows:

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2023 Using: Level 1	Level 2	Level 3	Total
Financial assets:					
Cash and cash equivalents . . .	$ 578,004	578,004	-	-	578,004
Securities available for sale . .	452,289	-	452,289	-	452,289
Held to maturity securities. . .	6,458	-	6,396	-	6,396
Federal Reserve Bank and . . .					
Federal Home Loan Bank					
stock	6,203	N/A	N/A	N/A	N/A
Net loans	4,954,301	-	-	4,422,027	4,422,027
Accrued interest receivable . .	13,683	234	1,920	11,529	13,683
Financial liabilities:					
Demand deposits	754,532	754,532	-	-	754,532
Interest bearing deposits	4,596,245	2,760,221	1,819,789	-	4,580,010
Short-term borrowings.	88,990	-	88,990	-	88,990
Accrued interest payable . . .	3,612	256	3,356	-	3,612



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2022 Using:			
		Level 1	Level 2	Level 3	Total
Financial assets:					
Cash and cash equivalents	$ 650,599	650,599	-	-	650,599
Securities available for sale	481,513	-	481,513	-	481,513
Held to maturity securities	7,707	-	7,580	-	7,580
Federal Reserve Bank and Federal Home Loan Bank stock	5,797	N/A	N/A	N/A	N/A
Net loans	4,687,169	-	-	4,328,508	4,328,508
Accrued interest receivable	11,492	189	1,866	9,437	11,492
Financial liabilities:					
Demand deposits	838,147	838,147	-	-	838,147
Interest bearing deposits	4,354,663	3,325,900	1,012,528	-	4,338,428
Short-term borrowings	122,700	-	122,700	-	122,700
Accrued interest payable	602	60	542	-	602

(14) Regulatory Capital Requirements

Depository institutions and their holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy rules and regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can result in regulatory action. The capital rules include a capital conservation buffer of 2.5% that is designed to absorb losses during periods of economic stress and to require increased capital levels before capital distributions and certain other payments can be made. Failure to meet the full amount of the buffer will result in restrictions on capital distributions, including dividend payments and stock repurchases, and to pay discretionary bonuses to executive officers. For regulatory capital purposes, the ratios exclude the impact of accumulated other comprehensive income (loss). As of December 31, 2023, the Company and Bank meet all capital adequacy requirements to which they are subject and reported capital in levels that exceeded the capital conservation buffer.

Prompt corrective action regulations, to which banks, but not their holding companies, are subject, provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. If a bank is not classified as well capitalized, its ability to accept brokered deposits is restricted. If a bank is undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. The federal banking agencies are required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution or its holding company. Such actions could have a direct material effect on an institution's or its holding company's financial

statements. As of December 31, 2023 and December 31, 2022, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

The following is a summary of actual capital amounts and ratios as of December 31, 2023 and 2022, for Trustco Bank:

(dollars in thousands)	As of December 31, 2023		Well Capitalized[1]	Minimum for Capital Adequacy plus Capital Conservation Buffer[1][2]
	Amount	Ratio		
Tier 1 leverage ratio	$636,327	10.428%	5.000%	4.000%
Common equity Tier 1 capital	636,327	18.280	6.500	7.000
Tier 1 risk-based capital	636,327	18.280	8.000	8.500
Total risk-based capital	679,924	19.532	10.000	10.500

(dollars in thousands)	As of December 31, 2022		Well Capitalized[1]	Minimum for Capital Adequacy plus Capital Conservation Buffer[1][2]
	Amount	Ratio		
Tier 1 leverage ratio	$609,998	10.116%	5.000%	4.000%
Common equity Tier 1 capital	609,998	18.431	6.500	7.000
Tier 1 risk-based capital	609,998	18.431	8.000	8.500
Total risk-based capital	651,462	19.684	10.000	10.500

The following is a summary of actual capital amounts and ratios as of December 31, 2023 and 2022 for TrustCo on a consolidated basis.

(dollars in thousands)	As of December 31, 2023		Minimum for Capital Adequacy plus Capital Conservation Buffer[1][2]
	Amount	Ratio	
Tier 1 leverage ratio	$657,968	10.780%	4.000%
Common equity Tier 1 capital	657,968	18.896	7.000
Tier 1 risk-based capital	657,968	18.896	8.500
Total risk-based capital	701,577	20.149	10.500

(dollars in thousands)	As of December 31, 2022		Minimum for Capital Adequacy plus Capital Conservation Buffer[1][2]
	Amount	Ratio	
Tier 1 leverage ratio	$626,628	10.390%	4.000%
Common equity Tier 1 capital	626,628	18.929	7.000
Tier 1 risk-based capital	626,628	18.929	8.500
Total risk-based capital	668,102	20.182	10.500

(1) Federal regulatory minimum requirements to be considered to be Well Capitalized and Adequately Capitalized.

(2) The December 31, 2023 and 2022 common equity tier 1, tier 1 risk-based, and total risk-based capital ratios include a capital conservation buffer of 2.50 percent.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(15) Accumulated Other Comprehensive Income

The following is a summary of the accumulated other comprehensive income (loss) balances, net of tax:

(dollars in thousands)	Balance at 12/31/2022	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2023	Balance at 12/31/2023
December 31, 2023					
Net unrealized holding gain (loss) on securities available for sale, net of tax	$(32,271)	$ 8,372	$ -	$ 8,372	$(23,899)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	7,588	5,888	-	5,888	13,476
Net change in net actuarial gain and prior service cost on pension and pension and postretirement benefit plans, net of tax	(2,511)	-	(303)	(303)	(2,814)
Accumulated other comprehensive (loss) income, net of tax	$(27,194)	$14,260	$(303)	$13,957	$(13,237)

(dollars in thousands)	Balance at 12/31/2021	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2022	Balance at 12/31/2022
December 31, 2022					
Net unrealized holding gain on securities available for sale, net of tax	$ (26)	$(32,245)	$ -	$(32,245)	$(32,271)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	13,706	(6,118)	-	(6,118)	7,588
Net change in net actuarial gain and prior service credit on pension and pension and postretirement benefit plans, net of tax	(1,533)	-	(978)	(978)	(2,511)
Accumulated other comprehensive income (loss), net of tax	$12,147	$(38,363)	$(978)	$(39,341)	$(27,194)

(dollars in thousands)	Balance at 12/31/2020	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2021	Balance at 12/31/2021
December 31, 2021					
Net unrealized holding (loss) gain on securities available for sale, net of tax	$ 7,186	$(7,212)	$ -	$(7,212)	$ (26)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	6,084	7,622	-	7,622	13,706
Net change in net actuarial gain and prior service credit on pension and pension and postretirement benefit plans, net of tax	(1,334)	-	(199)	(199)	(1,533)
Accumulated other comprehensive income, net of tax	$11,936	$ 410	$(199)	$ 211	$12,147



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

The following represents the reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2023, 2022 and 2021:

	Years ended December 31,			Affected Line Item
(dollars in thousands)	**2023**	2022	2021	in Financial Statements
Amortization of pension and postretirement benefit items:				
Amortization of net actuarial gain	**423**	1,008	674	Salaries and employee benefits
Amortization of prior service (cost) credit	**(13)**	313	(405)	Salaries and employee benefits
Income tax benefit	**(107)**	(343)	(70)	Income taxes
Net of tax	**303**	978	199	
Total reclassifications, net of tax	**$ 303**	$ 978	$ 199	

(16) Revenue from Contracts with Customers

All of the Company's revenue from contracts with customers in the scope of ASC 606 is recognized within Non-Interest Income. The following table presents the Company's sources of Non-Interest Income for the years ended December 31, 2023, 2022 and 2021. Items outside the scope of ASC 606 are noted as such.

	December 31,		
(dollars in thousands)	**2023**	2022	2021
Non-interest income			
Service Charges on Deposits			
Overdraft fees	**$ 2,939**	$ 2,708	$ 2,660
Other	**2,110**	2,044	1,940
Interchange Income	**5,819**	6,348	5,281
Wealth management fees	**6,425**	7,037	7,358
Other[(a)]	**1,022**	1,123	698
Total non-interest income	**$18,315**	$19,260	$17,937

(a)   Not within the scope of ASC 606.

A description of the Company's revenue streams accounted in accordance with ASC 606 as follows:

Service charges on Deposit Accounts: The Company earns fees from its deposit customers for transaction-based, account maintenance and overdraft services. Transaction-based fees, which include services such as stop payment charges, statement rendering and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

Interchange Income: Interchange revenue primarily consists of interchange fees, volume-related incentives and ATM charges. As the card-issuing bank, interchange fees represent our portion of discount fees paid by merchants for credit / debit card transactions processed through the interchange network. The levels and structure of interchange rates are set by the card processing companies and are based on cardholder purchase volumes. The Company earns interchange income as cardholder transactions occur and interchange fees are settled on a daily basis concurrent with the transaction processing services provided to the cardholder.

Wealth Management fees: Trustco Financial Services provides a comprehensive suite of trust and wealth management products and services, including financial and estate planning, trustee and custodial services, investment management, corporate retirement plan recordkeeping and administration of which a fee is charged to manage assets for investment or transact on accounts. These fees are earned over time as the Company provides the contracted monthly or quarterly services and are generally assessed over the period in which services are performed based on a percentage of the fair value of assets under management or administration. Other services are based on a fixed fee for certain account types, or based on transaction activity and are recognized when services are rendered. Fees are withdrawn from the customer's account balance.

Gains/Losses on Sales of Other real Estate Owned "OREO": The Company records a gain or loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the



TRUSTCO Bank Corp NY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

time of an executed deed. When the company finances the sale of OREO to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer. In determining the gain or loss on the sale, the Company adjusts the transaction price and related gain/(loss) on sale if a significant financing component is present.

(17) Operating leases

The Company has committed to rent premises used in business operations under non-cancelable operating leases and determines if an arrangement meets the definition of a lease upon inception. Operating leases are included in operating lease right-of-use (''ROU'') assets and operating lease liabilities on the Company's balance sheets.

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate, therefore the Company used its incremental collateralized borrowing rates commensurate with the underlying lease terms to determine present value of operating lease liabilities. Additionally, the Company does allocate the consideration between lease and non-lease components. The Company's lease terms may include options to extend when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight -line basis over the lease term. Variable lease components, such as fair market value adjustments, are expensed as incurred and not included in ROU assets and operating lease liabilities. Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. As of December 31, 2023, the Company did not have any leases with terms of twelve months or less.

As of December 31, 2023 the Company did not have any leases for which any related construction had not yet started. At December 31, 2023 lease expiration dates ranged from five months to 20.8 years and have a weighted average remaining lease term of 8.5 years.

Certain leases provide for increases in future minimum annual rental payments as defined in the lease agreements. As mentioned above the leases generally also include variable lease components which include real estate taxes, insurance, and common area maintenance (''CAM'') charges in the annual rental payments.

Other information related to leases was as follows:

(dollars in thousands)	**2023**	2022	2021
Operating lease cost	**$ 8,165**	$ 8,213	$ 8,128
Variable lease cost	**2,226**	2,183	2,015
Total Lease costs	**$10,391**	$10,396	$10,143
Supplemental cash flows information:			
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	**$8,393**	$8,327	$8,192
Right-of-use assets obtained in exchange for lease obligations:	**$2,487**	$3,089	$6,588
Weighted average remaining lease term (years)	**8.5**	8.9	9.3
Weighted average discount rate	**3.1%**	3.0%	3.0%

Future minimum lease payments under non-cancellable leases as of December 31, 2023 were as follows:

(dollars in thousands) **Year ending December 31,**	
2024	**$ 8,479**
2025	**8,078**
2026	**7,104**
2027	**5,867**
2028	**4,679**
Thereafter	**16,485**
Total lease payments	**$50,692**
Less: Interest	**6,221**
Present value of lease liabilities	**$44,471**

A member of the Board of Directors has an ownership interest in five entities that own commercial real estate leased by the Company for use as branch locations. Total future lease payments from the Company to those entities, which are included in the table above, at December 31, 2023, were $2.7 million, which includes interest in the amount of $312 thousand. The Company paid total rent and fees to these entities in the amounts of $534 thousand, $500 thousand, and $548 thousand for the years ended


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

December 31, 2023, 2022, and 2021, respectively. As of December 31, 2023 and 2022, the Company had amounts no amounts outstanding due to the entities.

As of December 31, 2023 and 2022, the operating lease right-of-use asset was $40.5 million and $44.7 million, respectively.

(18) Recent Accounting Pronouncements

In March 2023, the FASB issued ASU No. 2023-02, ''Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method (a consensus of the Emerging Issues Task Force).'' The guidance is intended to improve the accounting and disclosures for investments in tax credit structures. The ASU allows entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. Previously, this method was only available for qualifying investments in low- income housing tax credit structures. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this ASU will not have any impact on the Company as the Company doesn't have such investments.

(19) Parent Company Only

The following statements pertain to TrustCo Bank Corp NY (Parent Company):

Statements of Comprehensive Income

(dollars in thousands)	Years ended December 31,		
	2023	2022	2021
Income:			
Dividends and interest from subsidiaries	**$34,220**	$ 34,125	$34,096
Net gain on securities transactions	**-**	-	-
Miscellaneous income	**-**	-	-
Total income	**34,220**	34,125	34,096
Expense:			
Operating supplies	**-**	-	21
Professional services	**972**	585	819
Miscellaneous expense	**1,371**	1,752	3,419
Total expense	**2,343**	2,337	4,259
Income before income taxes and subsidiaries' undistributed earnings	**31,877**	31,788	29,837
Income tax benefit	**(530)**	(559)	(972)
Income before subsidiaries' undistributed earnings	**32,407**	32,347	30,809
Equity in undistributed earnings of subsidiaries	**26,239**	42,887	30,710
Net income	**$58,646**	$ 75,234	$61,519
Change in other comprehensive income	**13,957**	(39,341)	211
Comprehensive income	**$72,603**	$ 35,893	$61,730


TRUSTCO
Bank Corp NY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Statements of Condition

(dollars in thousands)

	December 31,	
	2023	**2022**
Assets:		
Cash in subsidiary bank	**$ 28,547**	$ 25,079
Investments in subsidiaries	**623,658**	583,370
Securities available for sale	**48**	36
Other assets	**869**	809
Total assets	**653,122**	609,294
Liabilities and shareholders' equity:		
Accrued expenses and other liabilities	**7,837**	9,307
Total liabilities	**7,837**	9,307
Shareholders' equity.	**645,285**	599,987
Total liabilities and shareholders' equity	**$653,122**	$609,294

Statements of Cash Flows

(dollars in thousands)

	Years ended December 31,		
	2023	2022	2021
Increase/(decrease) in cash and cash equivalents:			
Cash flows from operating activities:			
Net income	**$ 58,646**	$ 75,234	$ 61,519
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	**(26,239)**	(42,887)	(30,710)
Stock based compensation expense	**-**	-	-
Net change in other assets and accrued expenses	**(1,563)**	(440)	354
Total adjustments	**(27,802)**	(43,327)	(30,356)
Net cash provided by operating activities	**30,844**	31,907	31,163
Cash flows from investing activities:			
Purchases of securities available for sale	**-**	-	-
Net cash used in investing activities.	**-**	-	-
Cash flows from financing activities:			
Cash used to settle fractional shares in the Reverse Stock Split	**-**	-	(200)
Proceeds from exercise of stock options	**-**	429	260
Dividends paid	**(27,376)**	(26,978)	(26,266)
Payments to acquire treasury stock	**-**	(7,004)	(2,386)
Proceeds from sales of treasury stock	**-**	-	-
Net cash used in financing activities	**(27,376)**	(33,553)	(28,592)
Net increase in cash and cash equivalents	**3,468**	(1,646)	2,571
Cash and cash equivalents at beginning of year . .	**25,079**	26,725	24,154
Cash and cash equivalents at end of year	**$ 28,547**	$ 25,079	$ 26,725



Branch Locations

New York

Airmont Office
327 Route 59 East
Airmont, NY
Telephone: (845) 357-2435

Altamont Ave. Office
1400 Altamont Ave.
Schenectady, NY
Telephone: (518) 356-1317

Amsterdam Office
4931 Route 30
Amsterdam, NY
Telephone: (518) 842-5459

Ardsley Office
33-35 Center St.
Ardsley, NY
Telephone: (914) 693-3254

Ballston Spa Office
235 Church Ave.
Ballston Spa, NY
Telephone: (518) 885-1561

Balltown Road Office
1475 Balltown Rd.
Niskayuna, NY
Telephone: (518) 377-2460

Brandywine Office
1048 State St.
Schenectady, NY
Telephone: (518) 346-4295

Briarcliff Manor Office
75 North State Rd.
Briarcliff Manor, NY
Telephone: (914) 762-7133

Bronxville Office
5-7 Park Pl.
Bronxville, NY
Telephone: (914) 771-4180

Brunswick Office
740 Hoosick Rd.
Troy, NY
Telephone: (518) 272-0213

Campbell West Plaza Office
141 West Campbell Rd.
Rotterdam, NY
Telephone: (518) 377-2393

Catskill Office
238 West Bridge St.
Catskill, NY
Telephone: (518) 943-5090

Chatham Office
193 Hudson Ave.
Chatham, NY
Telephone: (518) 392-0031

Clifton Country Road Office
7 Clifton Country Rd.
Clifton Park, NY
Telephone: (518) 371-5002

Clifton Park Office
1026 Route 146
Clifton Park, NY
Telephone: (518) 371-8451

Cobleskill Office
104 Merchant Pl.
Cobleskill, NY
Telephone: (518) 254-0290

Colonie Office
1818 Central Ave.
Albany, NY
Telephone: (518) 456-0041

Crestwood Plaza Office
415 Whitehall Rd.
Albany, NY
Telephone: (518) 482-0693

Delmar Office
167 Delaware Ave.
Delmar, NY
Telephone: (518) 439-9941

East Greenbush Office
501 Columbia Tpk.
Rensselaer, NY
Telephone: (518) 479-7233

Elmsford Office
100 Clearbrook Rd.
Elmsford, NY
Telephone: (914) 345-1808

Exit 8 Office
1541 Crescent Rd.
Clifton Park, NY
Telephone: (518) 383-0039

Exit 11 Office
43 Round Lake Rd.
Ballston Lake, NY
Telephone: (518) 899-1558

Fishkill Office
1545 Route 52
Fishkill, NY
Telephone: (845) 896-8260

Freemans Bridge Rd. Office
1 Sarnowski Dr.
Glenville, NY
Telephone: (518) 344-7510

Glenmont Office
380 Route 9W
Glenmont, NY
Telephone: (518) 449-2128

Glens Falls Office
100 Glen St.
Glens Falls, NY
Telephone: (518) 798-8131

Greenwich Office
131 Main St.
Greenwich, NY
Telephone: (518) 692-2233

Guilderland Office
3900 Carman Rd.
Schenectady, NY
Telephone: (518) 355-4890

Halfmoon Office
215 Guideboard Rd.
Halfmoon, NY
Telephone: (518) 371-0593


TRUSTCO
Bank Corp NY

Branch Locations *(continued)*

Hartsdale Office
220 East Hartsdale Ave.
Hartsdale, NY
Telephone: (914) 722-2640

Highland Office
3580 Route 9W
Highland, NY
Telephone: (845) 691-7023

Hoosick Falls Office
47 Main St.
Hoosick Falls, NY
Telephone: (518) 686-5352

Hudson Office
507 Warren St.
Hudson, NY
Telephone: (518) 828-9434

Hudson Falls Office
3750 Burgoyne Ave.
Hudson Falls, NY
Telephone: (518) 747-0886

Katonah Office
18 Woods Bridge Rd.
Katonah, NY
Telephone: (914) 666-6230

Kimberly Square Office
477 Albany Shaker Rd.
Albany, NY
Telephone: (518) 992-7323

Kingston Office
1220 Ulster Ave.
Kingston, NY
Telephone: (845) 336-5372

Lake George Office
4066 Route 9L
Lake George, NY
Telephone: (518) 668-2352

Latham Office
1 Johnson Rd.
Latham, NY
Telephone: (518) 785-0761

Loudon Plaza Office
372 Northern Blvd.
Albany, NY
Telephone: (518) 462-6668

Madison Ave. Office
1084 Madison Ave.
Albany, NY
Telephone: (518) 489-4711

Mahopac Office
945 South Lake Blvd.
Mahopac, NY
Telephone: (845) 803-8756

Malta 4 Corners Office
2471 Route 9
Malta, NY
Telephone: (518) 899-1056

Mamaroneck Office
180-190 East Boston Post Rd.
Mamaroneck, NY
Telephone: (914) 777-3023

Mayfair Office
286 Saratoga Rd.
Glenville, NY
Telephone: (518) 399-9121

Mechanicville Office
9 Price Chopper Plaza
Mechanicville, NY
Telephone: (518) 664-1059

Milton Office
2 Trieble Ave.
Ballston Spa, NY
Telephone: (518) 885-0498

Monroe Office
791 Route 17M
Monroe, NY
Telephone: (845) 782-1100

Mont Pleasant Office
959 Crane St.
Schenectady, NY
Telephone: (518) 346-1267

Mt. Kisco Office
222 East Main St.
Mt. Kisco, NY
Telephone: (914) 666-2362

New City Office
20 Squadron Blvd.
New City, NY
Telephone: (845) 634-4571

New Scotland Office
301 New Scotland Ave.
Albany, NY
Telephone: (518) 438-7838

Newton Plaza Office
602 New Loudon Rd.
Latham, NY
Telephone: (518) 786-3687

Niskayuna-Woodlawn Office
3461 State St.
Schenectady, NY
Telephone: (518) 377-2264

Northern Pines Office
649 Maple Ave.
Saratoga Springs, NY
Telephone: (518) 583-2634

Nyack Office
388 Route 59
Nyack, NY
Telephone: (845) 535-3728

Peekskill Office
20 Welcher Ave.
Peekskill, NY
Telephone: (914) 739-1839

Pelham Office
132 Fifth Ave.
Pelham, NY
Telephone: (914) 632-1983

Poughkeepsie Office
2656 South Rd.
Poughkeepsie, NY
Telephone: (845) 485-7413



TRUSTCO
Bank Corp NY

Branch Locations *(continued)*

Queensbury Office
118 Quaker Rd.
Suite 1
Queensbury, NY
Telephone: (518) 798-7226

Red Hook Office
4 Morgans Way
Red Hook, NY
Telephone: (845) 752-2224

Rotterdam Office
1416 Curry Rd.
Schenectady, NY
Telephone: (518) 355-8330

Route 2 Office
201 Troy-Schenectady Rd.
Latham, NY
Telephone: (518) 785-7155

Route 7 Office
1156 Troy-Schenectady Rd.
Latham, NY
Telephone: (518) 785-4744

Saratoga Springs Office
34 Congress St.
Saratoga Springs, NY
Telephone: (518) 587-3520

Schaghticoke Office
2 Main St.
Schaghticoke, NY
Telephone: (518) 753-6509

Scotia Office
123 Mohawk Ave.
Scotia, NY
Telephone: (518) 372-9416

Sheridan Plaza Office
1350 Gerling St.
Schenectady, NY
Telephone: (518) 377-8517

Slingerlands Office
400 Maple Rd.
Slingerlands, NY
Telephone: (518) 439-9352

South Glens Falls Office
133 Saratoga Rd.
Suite 1
South Glens Falls, NY
Telephone: (518) 793-7668

State Farm Road Office
2050 Western Ave.
Guilderland, NY
Telephone: (518) 452-6913

State St. Albany Office
112 State St.
Albany, NY
Telephone: (518) 436-9043

State St. Schenectady - Main Office
320 State St.
Schenectady, NY
Telephone: (518) 381-3831

Stuyvesant Plaza Office
1475 Western Ave.
Albany, NY
Telephone: (518) 489-2616

Troy Office
1700 5th Ave.
Troy, NY
Telephone: (518) 274-5420

Upper Union Street Office
1620 Union St.
Schenectady, NY
Telephone: (518) 374-4056

Ushers Road Office
308 Ushers Rd.
Ballston Lake, NY
Telephone: (518) 877-8069

Valatie Office
2929 Route 9
Valatie, NY
Telephone: (518) 758-2265

Warrensburg Office
9 Lake George Plaza Rd.
Warrensburg, NY
Telephone: (518) 623-3707

West Sand Lake Office
3690 NY Route 43
West Sand Lake, NY
Telephone: (518) 674-3327

Wilton Office
4208 Route 50
Saratoga Springs, NY
Telephone: (518) 583-1716

Wolf Road Office
34 Wolf Rd.
Albany, NY
Telephone: (518) 458-7761

Wynantskill Office
134-136 Main St.
Wynantskill, NY
Telephone: (518) 286-2674


TRUSTCO
Bank Corp NY

Branch Locations   *(continued)*

Florida

Alafaya Woods Office
1500 Alafaya Trl.
Oviedo, FL
Telephone: (407) 359-5991

Aloma Office
4070 Aloma Ave.
Winter Park, FL
Telephone: (407) 677-1969

Apollo Beach Office
205 Apollo Beach Blvd.
Apollo Beach, FL
Telephone: (813) 649-0460

Apopka Office
1134 North Rock Springs Rd.
Apopka, FL
Telephone: (407) 464-7373

Avalon Park Office
3662 Avalon Park East Blvd.
Orlando, FL
Telephone: (407) 380-2264

Bay Hill Office
6084 Apopka Vineland Rd.
Orlando, FL
Telephone: (321) 251-1859

BeeLine Center Office
10249 South John Young Pkwy.
Suite 101
Orlando, FL
Telephone: (407) 240-0945

Beneva Village Office
5950 South Beneva Rd.
Sarasota, FL
Telephone: (941) 923-8269

Bradenton Office
5858 Cortez Rd. West
Bradenton, FL
Telephone: (941) 792-2604

Colonial Drive Office
4301 East Colonial Dr.
Orlando, FL
Telephone: (407) 895-6393

Curry Ford Road Office
3020 Lamberton Blvd., Suite 116
Orlando, FL
Telephone: (407) 277-9663

Curry Ford West Office
2838 Curry Ford Rd.
Orlando, FL
Telephone: (407) 893-9878

Davenport Office
2300 Deer Creek Commons Ln.
Suite 600
Davenport, FL
Telephone: (863) 424-9493

Dean Road Office
3920 Dean Rd.
Orlando, FL
Telephone: (407) 657-8001

Downtown Orlando Office
415 East Pine St.
Orlando, FL
Telephone: (407) 422-7129

East Colonial Office
12901 East Colonial Dr.
Orlando, FL
Telephone: (407) 275-3075

Englewood Office
2930 South McCall Rd.
Englewood, FL
Telephone: (941) 460-0601

Gateway Commons Office
1525 East Osceola Pkwy., Suite 120
Kissimmee, FL
Telephone: (407) 932-0398

Juno Beach Office
14051 US Highway 1
Juno Beach, FL
Telephone: (561) 630-4521

Lady Lake Office
873 North US Highway 27/441
Lady Lake, FL
Telephone: (352) 205-8893

Lake Brantley Office
909 North SR 434
Altamonte Springs, FL
Telephone: (407) 339-3396

Lake Mary Office
350 West Lake Mary Blvd.
Sanford, FL
Telephone: (407) 330-7106

Lake Nona Office
9360 Narcoossee Rd.
Orlando, FL
Telephone: (407) 801-7330

Lake Square Office
10105 Route 441
Leesburg, FL
Telephone: (352) 323-8147

Lee Road Office
1084 Lee Rd., Suite 11
Orlando, FL
Telephone: (407) 532-5211

Lee Vista Office
8288 Lee Vista Blvd., Suite E
Orlando, FL
Telephone: (321) 235-5583

Leesburg Office
1330 Citizens Blvd., Suite 101
Leesburg, FL
Telephone: (352) 365-1305

Maitland Office
9400 US Route 17/92, Suite 101
Maitland, FL
Telephone: (407) 332-6071

Melbourne Office
2481 Croton Rd.
Melbourne, FL
Telephone: (321) 752-0446

Metro West Office
2619 S. Hiawassee Rd.
Orlando, FL
Telephone: (407) 293-1580


TRUSTCO
Bank Corp NY

Branch Locations *(continued)*

North Clermont Office
12302 Roper Blvd.
Clermont, FL
Telephone: (352) 243-2563

Orange City Office
902 Saxon Blvd., Suite 101
Orange City, FL
Telephone: (386) 775-1392

Ormond Beach Office
115 North Nova Rd.
Ormond Beach, FL
Telephone: (386) 256-3813

Osprey Office
1300 South Tamiami Trl.
Osprey, FL
Telephone: (941) 918-9380

Oviedo Office
1875 West County Rd. 419
Suite 600
Oviedo, FL
Telephone: (407) 365-1145

Palm Coast Office
120 Belle Terre Pkwy.
Palm Coast, FL
Telephone: (386) 524-5044

Pleasant Hill Commons Office
3307 South Orange Blossom Trl.
Kissimmee, FL
Telephone: (407) 846-8866

Port Orange Office
3751 Clyde Morris Blvd.
Port Orange, FL
Telephone: (386) 322-3730

Rinehart Road Office
1185 Rinehart Rd.
Sanford, FL
Telephone: (407) 268-3720

Sarasota Office
2704 Bee Ridge Rd.
Sarasota, FL
Telephone: (941) 929-9451

South Clermont Office
16908 High Grove Blvd.
Clermont, FL
Telephone: (352) 243-9511

Stuart Office
951 SE Federal Highway
Stuart, FL
Telephone: (772) 286-4757

Sun City Center Office
4441 Sun City Center Blvd.
Sun City Center, FL
Telephone: (813) 633-1468

Sweetwater Office
671 North Hunt Club Rd.
Longwood, FL
Telephone: (407) 774-1347

Tuskawilla Road Office
1295 Tuskawilla Rd., Suite 10
Winter Springs, FL
Telephone: (407) 695-5558

Venice Office
2057 South Tamiami Trl.
Venice, FL
Telephone: (941) 496-9100

Vero Beach Office
4125 20th St.
Vero Beach, FL
Telephone: (772) 492-9295

Westwood Plaza Office
4942 West State Route 46
Suite 1050
Sanford, FL
Telephone: (407) 321-4925

Windermere Office
2899 Maguire Rd.
Windermere, FL
Telephone: (407) 654-0498

Winter Garden Office
16118 Marsh Rd.
Winter Garden, FL
Telephone: (407) 654-4609

Winter Haven Office
7476 Cypress Gardens Blvd. SE
Winter Haven, FL
Telephone: (863) 326-1918

Winter Springs Office
851 East State Route 434
Winter Springs, FL
Telephone: (407) 327-6064


TRUSTCO
Bank Corp NY

Branch Locations   *(continued)*

Massachusetts

Allendale Office
5 Cheshire Rd.
Suite 18
Pittsfield, MA
Telephone: (413) 236-8400

New Jersey

Northvale Office
220 Livingston St.
Northvale, NJ
Telephone: (201) 750-1501

Ramsey Office
385 North Franklin Tpk.
Ramsey, NJ
Telephone: (201) 934-1429

Vermont

Bennington Office
215 North St.
Bennington, VT
Telephone: (802) 447-4952



TRUSTCO
Bank Corp NY

EXECUTIVE OFFICERS

CHAIRMAN, PRESIDENT, AND CHIEF EXECUTIVE OFFICER
Robert J. McCormick

EXECUTIVE VICE PRESIDENT RETAIL BANKING
Kevin M. Curley

EXECUTIVE VICE PRESIDENT CORPORATE SERVICES AND RISK
Robert M. Leonard

EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
Michael M. Ozimek

EXECUTIVE VICE PRESIDENT COMMERCIAL BANKING
Scot R. Salvador

EXECUTIVE VICE PRESIDENT AND TREASURER
Eric W. Schreck

GENERAL COUNSEL AND CORPORATE SECRETARY
Michael Hall

Directors of TrustCo Bank Corp NY are also Directors of Trustco Bank

BOARD OF DIRECTORS

Steffani Cotugno, D.O., Physician,
Community Care Physicians

Brian C. Flynn, CPA
KPMG LLP
Retired Partner

Lisa M. Lucarelli, Private Investor

Thomas O. Maggs, President
Maggs & Associates
Insurance Broker

Anthony J. Marinello, M.D., Ph.D.
Consultant EmblemHealth

Robert J. McCormick,
Chairman, President, and Chief Executive Officer
TrustCo Bank Corp NY
and Trustco Bank

Curtis N. Powell, Vice President
Rensselaer Polytechnic Institute (Retired)

Kimberly A. Russell, President and COO
Frank Adams Jewelers, Inc.

Frank B. Silverman
Managing member of Vision Development and Management
Managing member of Central Florida Championship Karate
Executive Director of the Martial Arts Industry Association Owner Silverman Consulting

HONORARY DIRECTORS

Lionel O. Barthold
James H. Murphy, D.D.S.
Nancy A. McNamara
William F. Terry


TRUSTCO
Bank Corp NY

Trustco Bank Officers

CHAIRMAN, PRESIDENT, AND CHIEF EXECUTIVE OFFICER
Robert J. McCormick

EXECUTIVE VICE PRESIDENT RETAIL BANKING
Kevin M. Curley

EXECUTIVE VICE PRESIDENT CORPORATE SERVICES AND RISK
Robert M. Leonard

EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
Michael M. Ozimek

EXECUTIVE VICE PRESIDENT COMMERCIAL BANKING
Scot R. Salvador

EXECUTIVE VICE PRESIDENT AND FLORIDA REGIONAL PRESIDENT
Eric W. Schreck

GENERAL COUNSEL AND CORPORATE SECRETARY
Michael Hall

ACCOUNTING/FINANCE
Vice Presidents
Lynn M. Hallenbeck
Michael Rydberg
Officer
Jeff P. Klingbeil

AUDIT
Director of Internal Audit
Daniel R. Saullo
Officers
Allison R. Downs
Kenneth E. Hughes Jr.
Dennis M. Pitaniello

BRANCH ADMINISTRATION
Senior Vice President
Michelle L. Simmonds
Assistant Vice Presidents
Mark J. Cooper
William B. Jansz
Thomas L. McCormick
Nicolette C. Messina
Gloryvel Morales

BRANCH ADMINISTRATION (Cont.)
James J. Smith
Jocelyn E. Vizcarra
Officers
Victor J. Berger
Cody Berschwinger
Ronni H. Domowitz
Peggy Eastwood
Albert N. Estopinal
Philip J. Kaufman
Tony Kelley
John D. Mariani
Kathryn Nasr
Samantha Nauth
Ronald G. Patterson
Seeranie Ramjeet
Jason Vann
Berkley K. Young

COMPLIANCE, RISK, BSA, AND CREDIT ADMINISTRATION
Senior Vice President and
Chief Compliance Officer and
Information Security Officer
Michael J. Ewell
Administrative Vice President
Michael J. Lofrumento
Vice Presidents
Lara Ann Gough
Jennifer L. Meadows
Officers
Amanda L. Biance
Michael F. McMahon
June M. Ryder

PLANNING AND SYSTEMS AND MARKETING
Senior Vice President
John R. George
Vice President
Adam E. Roselan
Assistant Vice President
Sean Dougherty
Officer
Jonathan R. Goodell

INVESTOR RELATIONS AND LEGAL
Assistant Vice President and
Assistant
Corporate Secretary
Lauren A. McCormick
Associate Counsel
Camila Rivera Abreu

LENDING
Senior Vice President
Carly K. Batista
Vice Presidents
Patrick M. Canavan
William J. Chow
Assistant Vice Presidents
Takla A. Awad
Nancy L. Brown
Michael L. Curtis
Loriann F. Lucarelli
Pratik A. Shah
Officers
Douglas L. Hall
Rebecca L. O'Hare
Sara Steinback
Lisa Tully

LOAN SERVICING AND CUSTOMER SERVICE
Vice President
Jason T. Goodell
Officer
Aislinn E. Melia

OPERATIONS
Assistant Vice Presidents
Lesly Jean-Louis
Stacy L. Marble

PERSONNEL, QUALITY CONTROL, AND TRAINING
Vice President
Jessica M. Marshall

TREASURY SERVICES
Assistant Vice President
Michael V. Pitnell
Officer
Justin C. Maggs

WEALTH MANAGEMENT
Administrative Vice President and
Chief Trust Officer
Patrick J. LaPorta
Vice President
Thomas M. Poitras
Assistant Vice President
John W. Bresonis
Officers
Michael D. Bates
Kaitlyn E. Goodell


TRUSTCO
Bank Corp NY

General Information

ANNUAL MEETING
Tuesday, May 21, 2024
10:30 AM
Albany, NY 12205

CORPORATE HEADQUARTERS
5 Sarnowski Drive
Glenville, NY 12302
(518) 377-3311

DIVIDEND REINVESTMENT PLAN
A Dividend Reinvestment Plan is available to shareholders of TrustCo Bank Corp NY. It provides for the reinvestment of cash dividends and optional cash payments to purchase additional shares of TrustCo stock. The Dividend Reinvestment Plan has certain administrative charges and provides a convenient method of acquiring additional shares. Computershare acts as administrator for this service and is the agent for shareholders in these transactions. Shareholders who want additional information may contact Computershare at 1-800-368-5948.

DIRECT DEPOSIT OF DIVIDENDS
Electronic deposit of dividends, which offers safety and convenience, is available to TrustCo shareholders who wish to have dividends deposited directly to personal checking, savings or other accounts. If you would like to arrange direct deposit, please write to Computershare listed as transfer agent at the bottom of this page.

ANNUAL REPORT FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Annual Report on Form 10-K for the year ended December 31, 2023 upon written request. Requests and related inquiries should be directed to Robert M. Leonard, Executive Vice President Corporate Services and Risk, TrustCo Bank Corp NY, P.O. Box 380, Schenectady, New York 12301-0380.

CODE OF CONDUCT
TrustCo Bank Corp NY will provide, without charge, a copy of its Code of Conduct upon written request. Requests and related inquiries should be directed to Michael Hall, Corporate Secretary, TrustCo Bank Corp NY, P.O. Box 1082, Schenectady, New York 12301-1082. The Code of Conduct also is available on the Company's web site at www.trustcobank.com under the "Investor Relations" link.

NASDAQ SYMBOL: TRST
The Corporation's common stock trades on The Nasdaq Stock Market under the symbol TRST. There were approximately 7,334 shareholders of record of TrustCo common stock as of January 31, 2024.

SUBSIDIARIES:

Trustco Bank
Glenville, New York
Member FDIC
(and its wholly owned subsidiaries)

Trustco Realty Corp
Glenville, New York

Trustco Insurance Agency, Inc.
Glenville, New York

ORE Property, Inc.
Glenville, New York
(and its wholly owned subsidiaries)

ORE Property One, Inc.
Orlando, Florida

ORE Property Two, Inc.
Orlando, Florida

ORE Subsidiary Corporation
Glenville, New York

TRANSFER AGENT

Computershare
Regular Mail
PO BOX 505000
Louisville, KY 40233-5000
UNITED STATES

Overnight Delivery
462 South 4th Street
Suite 1600 Louisville, KY 40202
UNITED STATES

Toll Free: 1-800-368-5948 or 1-781-575-4223

Trustco Bank® is a registered service mark with the U.S. Patent & Trademark Office.



TRUSTCO
Bank Corp NY

Share Price Information

The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo's common stock; (2) Russell 2000 and (3) the S&P U.S BMI Banks Index. The S&P U.S. BMI Banks Index is an industry group compiled by S&P Global Market Intelligence, that includes all major exchange (NYSE, NYSE MKT, NASDAQ) banks and thrifts in S&P's coverage universe. The index included 259 companies as of December 31, 2023. A list of the component companies can be obtained by contacting TrustCo.



Index		Period Ending				
	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
TrustCo Bank Corp NY	100.00	130.76	104.95	109.11	128.29	111.27
Russell 2000 Index	100.00	125.53	150.58	172.90	137.56	160.85
S&P U.S. BMI Banks Index	100.00	137.36	119.83	162.92	135.13	147.41

Source: S&P Global Market Intelligence
© 2024



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